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Exhibit 99.3

KINROSS 25 YEARS

Notice of 2018 Annual and Special Meeting of Shareholders

Management Information Circular

Kinross Gold Corporation

Notice of 2018 annual and special meeting of shareholders

2018 annual and special meeting information

Date:  May 9, 2018
Time:  10:00 a.m. (Toronto time)
Location:  Glenn Gould Studio, CBC Building,
                    250 Front Street West, Toronto, Ontario
                    M5V 3G5

Dear Kinross Shareholders,

We invite you to attend Kinross' 2018 annual and special meeting of shareholders (meeting).

At the meeting, shareholders will be asked to:

•
Receive the audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2017 and the report of the auditors

•
Elect directors

•
Appoint the auditor

•
Ratify the shareholder rights plan adopted by the company

•
Consider and pass an advisory resolution on Kinross' approach to executive compensation; and

•
Consider any other business that may properly come before the meeting

This notice is accompanied by the 2018 management information circular (or circular) which provides additional information relating to the above items for consideration at the meeting and forms part of this notice of meeting. The board of directors has approved the contents of the 2018 circular and the distribution of the circular to shareholders.

If you are unable to attend the meeting in person, we encourage you to vote by proxy. Our goal is to secure as large a representation as possible of Kinross shareholders at the meeting. You will need the control number contained in the form of proxy or voting instruction form in order to vote.

Your vote is important to us. Holders of common shares at the close of business on March 21, 2018 are eligible to vote at the meeting. For more information on voting your shares and the proxy process, see Voting on pages 12 to 16 in this circular.

By order of the board of directors

Kathleen M. Grandy
Corporate Secretary
March 15, 2018
Toronto, Canada

If you have any questions relating to the meeting, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

KINROSS GOLD CORPORATION 2018 MANAGEMENT INFORMATION CIRCULAR

Table of Contents

Executive Summary	1
Letter to Shareholders	7
Voting
Who can vote	12
How to vote	13
Changing your vote	14
Questions	16
Business of the meeting
Items of business	17
Other business	23
2019 shareholder proposals	23
Directors
Highlights: board attributes, 2017 board activity highlights	24
About the nominated directors	24
Skills and experience	37
Director compensation	37
Board committee reports	41
Executive Compensation
Executive compensation discussion and analysis	49
Compensation philosophy and approach	49
Compensation governance	49
Components of executive compensation	65
2017 results	75
Key summary tables	96
Governance
Highlights	109
Regulatory compliance	109
Code of business conduct and ethics	111
Role of the board of directors	111
Position descriptions	113
Assessing the board	114
Nominating and method of voting for directors	114
Diversity	115
New director orientation and continuing education	116
Board term and renewal	118
Additional governance information	119
Appendices
Charter of the Board of Directors	122
Schedule A to the Charter of the Board of Directors	125

KINROSS GOLD CORPORATION 2018 MANAGEMENT INFORMATION CIRCULAR

1
EXECUTIVE SUMMARY

   Executive Summary

Business of the Meeting
We are asking you to vote in support of the following key items:
✓	Election of the proposed nominees to our board of directors
✓	Appointment of KPMG as auditors to Kinross
✓	Ratification of the Shareholder Rights Plan Agreement
✓	Advisory resolution on our approach to executive compensation

2017 Performance Overview

Kinross achieved strong results in 2017, as we met or outperformed our production and cost guidance for the sixth consecutive year. We maintained our strong balance sheet, advanced the high-quality organic development projects that will shape our future, and delivered value to our shareholders as a top performing senior gold equity.

•
Produced 2.67 million gold equivalent ounces, at the high end of our guidance range

•
Generated $1.2 billion in adjusted operating cash flow, a $240 million increase year-over-year

•
Decreased production cost of sales year-over-year to $669 per gold equivalent ounce, at the low end of our guidance range

•
Gained mining rights to Gilmore, adjacent to our Fort Knox mine, adding more than 2 million ounces of mineral resources to our project pipeline
•
Delivered standout performances: doubled production at Bald Mountain and achieved approximately 30% decrease in production cost of sales per ounce at Tasiast

•
Advanced organic growth initiatives in all three regions, including: Tasiast Phase One and Phase Two expansion projects; Round Mountain Phase W; Bald Mountain Vantage Complex; and Moroshka project in Russia

KINROSS GOLD CORPORATION 2018 EXECUTIVE SUMMARY

2
EXECUTIVE SUMMARY

2017 Corporate Responsibility Performance Overview

Mining responsibly is integral to our business strategy. This requires operating in accordance with the highest standards of ethical conduct, and responsibly managing our impacts while leveraging opportunities from our activities to generate sustainable long-term value in host communities. Safety is our first priority. In 2017, year-over-year improvements in reportable injury rates were overshadowed by an employee fatality, the first at a Kinross operation since 2012.

•
8th consecutive year named as one of Canada's Best Corporate Citizens by Corporate Knights Magazine

•
Achieved more that 112,000 stakeholder interactions, including community members, government representatives, and non-profit organizations at our sites
•
ZERO production impacts arising from environmental issues

•
Partnered with Trout Unlimited and the Rocky Mountain Elk Foundation to protect important wildlife habitat near Yellowstone National Park as part of Mineral Hill reclamation

2017 Corporate Governance Performance Overview

Kinross is committed to the highest standards of corporate governance and accountability. We actively monitor developments in best practices and applicable laws to ensure that the company meets that commitment.

•
Board is subject to a comprehensive evaluation process, including a 360 degree peer review of members, facilitated by an external consultant in 2017

•
Scored 136 out of 150 points on the Board Shareholder Confidence Index of the Clarkson Centre for Board Effectiveness
•
Met seven times, with the board meeting independent of management at all meetings

•
Strengthened overboarding policy, reducing the allowable number of director board commitments from five to four (including Kinross)

•
Continued engaging with shareholders on governance and compensation matters, reaching out to shareholders representing over 50% of issued and outstanding shares

KINROSS GOLD CORPORATION 2018 EXECUTIVE SUMMARY

3
EXECUTIVE SUMMARY

Corporate Governance at a Glance

Board Composition		page #
Size of board(1)	9
Independent directors	8
Average age of board	61
Average tenure of board (number of years)	8.7
Separate Chair/CEO	✓	110
Number of women	3	115
Number of men	6

Committee Independence
Board committee independence	100%
Audit and risk	100%
Human resource and compensation	100%
Governance and nominating	100%
Corporate responsibility and nominating	100%

Requirements & Assessments		page #
Term limit for directors(2)	✓	118
Director stock ownership requirements	✓	39
Annual review of director independence	✓	125
Annual board and committee evaluations	✓	114
Annual individual director evaluations	✓	114

Policies & Charters		page #
Code of business conduct and ethics	✓	111
Diversity policy for directors and executive officers	✓	115
Corporate governance guidelines	✓
Charters for board committees	✓
Overboarding policy	✓
Interlocking policy	✓
Retirement policy for directors(3)	✓	118

Voting		page #
Annual directors elections	✓
Majority voting for directors	✓	17
Annual vote on executive compensation	✓	50

Professional Development		page #
Board orientation programs	✓	116
Director education programs	✓	116

     Available on kinross.com

1.	The size of the board was 10 for a brief period from November 8, 2017 until Mr. Huxley's retirement on December 31, 2017.
2.	The board has approved mandatory retirement at age 73.
3.	In December 2014, the board adopted the director service limits policy that limits the term for directors to 10 years, subject to the mandatory retirement date of age 73. The 10 year term limit commences from the later of the date the term policy became effective or the date on which a director is first appointed or elected to the board, with the possibility of one 5 year extension, for a total term not exceeding 15 years, if such director has strong performance reviews and is re-elected to the board.

KINROSS GOLD CORPORATION 2018 EXECUTIVE SUMMARY

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EXECUTIVE SUMMARY

Board Nominees Overview

As Kinross shareholders you are being asked to cast your vote for nine directors. The following table provides an overview of the 2017 nominees. Detailed biographical information can be found on pages 25 to 34.

Director's Expertise

Directors

(left to right)

John E. Oliver Independent Chair H	Kerry D. Dyte A, CGN Corporate Director	Kelly J. Osborne Corporate Director CGN, CR

Ian Atkinson Corporate Director CGN, CR	Ave G. Lethbridge Corporate Director A, H	Una M. Power Corporate Director A, CR

John A. Brough Corporate Director A, H	Catherine McLeod-Seltzer Corporate Director CGN, CR	J. Paul Rollinson President and Chief Executive Officer

KINROSS GOLD CORPORATION 2018 EXECUTIVE SUMMARY

5
EXECUTIVE SUMMARY

Compensation Highlights

You are being asked to vote in favour of an advisory resolution regarding Kinross' approach to executive compensation. A summary of our approach and philosophy is outlined below. We encourage you to read about Kinross' executive compensation program on pages 49 to 108 in this document.

2017 Executive Compensation:

•
Received 94% support for our 'Say on Pay' vote in 2017

•
Human resource and compensation committee completed annual review of compensation program for fairness, competitiveness and confirmed alignment with the objectives of the compensation program

•
Over 75% of compensation is "at-risk" and tied to company performance

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Equity represents 50% or more of total direct compensation; 50% of equity is granted in the form of RPSUs

KINROSS GOLD CORPORATION 2018 EXECUTIVE SUMMARY

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EXECUTIVE SUMMARY

2017 Performance Overview

Kinross' annual operating performance objectives are laid out in its Four Point Plan, with a short-list of strategic measures to align to the Four Point Plan being used to measure company performance for the senior leadership team. The human resource and compensation committee assigned the positive ratings against the performance measures below to reflect the strong performance for 2017. Overall, the committee felt that a company multiplier of 118% appropriately reflected the year.

Measure	Weighting	Actual performance	Rating
Corporate responsibility performance metric	20%	89 out of 100 points. While this was above target, the final rating was reduced to recognize the fatality (the first fatality since 2012)	95%

Delivering against guidance	15%	At the positive end of initial guidance range on production and cost, and in line with guidance for sustaining capital	125%

Total cost	15%	On budget	100%

Net debt/EBITDA	10%	Net debt / EBITDA 0.6	150%

Relative total shareholder returns	20%	Tied for 4th out of 13 (3rd rank without averaging the share price at start and end)	115%

		Achieved 75%, Included:
		• Maximum performance for Round Mountain / Fort Knox as Phase W approved with positive IRR, and land secured adjacent to Fort Knox
		• On target performance for Tasiast Phase One, Bald Mountain commitments, and cost saving initiatives
Delivered targeted strategic accomplishments	20%	• Bonus points to recognize successful divestitures of Cerro Casale, White Gold, Mineral Hill and DeLamar, and the bond offering	135%

Total	100%		118%

For more information, see "Assessing 2017 Company Performance" on pages 75 to 79.

KINROSS GOLD CORPORATION 2018 EXECUTIVE SUMMARY

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LETTER TO SHAREHOLDERS

Letter to Shareholders

Dear shareholders,

I am pleased to share with you highlights of another excellent year for Kinross. As you consider this proxy circular and prepare to vote, I hope you share my positive view of our strong 2017 performance.

Priorities for 2017

Before the start of 2017, the management team identified several priorities for the year:

John E. Oliver
(Chair of the board)

•
Meeting operational delivery goals: Meeting our annual production and cost guidance is a hallmark of the strong performance at our portfolio of mines. Meeting these goals is important for both the short and long term so we can continue to build investor confidence in our ability to execute according to plan and demonstrate our technical abilities as a company.

•
Focusing on liquidity and balance sheet: Maintaining our strong balance sheet and robust liquidity supports our pipeline of development projects in building value. Our financial strength and flexibility is key as we continue to invest in our future.

•
Identifying opportunities to increase shareholder value: Continuing to optimize our mines and advance our projects will extend mine life at a number of operations. Dedicating resources to development opportunities that demonstrate strong returns and using disciplined and strategic acquisitions and dispositions will create value.

The board endorsed these priorities and, with the management team, set targets for 2017 that were challenging but attainable, considering the Company's business planning process, past Company performance, industry challenges, and strategic short- and long-term Company objectives.

2017 Company Performance Highlights

The board is very pleased with how management addressed the 2017 priorities and strategically navigated around potential operational challenges to achieve our targets.

In 2017, Kinross delivered strong results across a number of key areas, including meeting the high end of our production guidance, reducing year-over-year costs to come in at the low end of guidance, strengthening our balance sheet, advancing our organic projects, and adding meaningful ounces to our mineral reserve and resource estimates to offset depletion.

KINROSS GOLD CORPORATION 2018 MANAGEMENT INFORMATION CIRCULAR

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LETTER TO SHAREHOLDERS

Key achievements for 2017 were:

•
First Priorities: safety, environment and community

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Improved safety performance year over year on both severity and total reportable injury frequency rate

      Regrettably, our strong safety record was overshadowed by an employee fatality at Kupol, reminding us that we must continue to find ways to improve safety performance

  •
  Experienced strong environmental performance and met social responsibility targets

      Delivered on site targets for permitting, water management, and concurrent reclamation

  •
  Spent more than $2 billion through local procurement, wages and taxes in countries where we operate

      97% of our workforce is from host communities

  •
  Donated rights for 3 billion gallons of water to Trout Unlimited and conserved 549-acres of land used as elk migration route with Rocky Mountain Elk Foundation to protect wildlife habitat near Yellowstone National Park, part of reclamation of the Mineral Hill mine

  •
  Ranked first in environmental responsibility among 33 metals and mining companies operating in Russia by World Wildlife Fund Russia

  •
  Maintained one of the lowest carbon footprints among the top 10 gold producers based on "per tonne of ore processed"

•
Operational Excellence

•
Met or outperformed cost and production guidance for sixth consecutive year

•
Generated more than $950 million in operating cash flow

•
Produced 2,673,533 gold equivalent ounces, at the high end of our guidance

•
Lowered year-over-year production cost of sales of $669 per Au eq. oz. ($43/oz. lower), and all-in sustaining cost(1) of $954 per Au eq. oz. sold ($30/oz. lower)

•
More than doubled annual production at Bald Mountain to 282,715 Au eq. oz.

•
Increased year-over-year Tasiast production (approximately 40% higher) and decreased production cost of sales per ounce (approximately 30% lower)

•
Implemented water mitigation measures at Paracatu to address potential prolonged lower regional rainfall

•
Met regional guidance in the Americas, with better than expected performance at Kettle River-Buckhorn and Maricunga, and strong performance at Round Mountain and Fort Knox

•
Met regional guidance in Africa and Russia with strong performance

•
Added approximately 4 million oz. to mineral reserve estimates to offset depletion, mainly due to additions at Round Mountain, La Coipa, Russia, Paracatu and Fort Knox

•
Financial Discipline and Balance Sheet Strength:

•
Ended 2017 with cash and cash equivalents of just over $1 billion and total liquidity of approximately $2.6 billion

•
Completed a $500 million offering of 4.5% debt securities

•
Extended maturity date of revolving credit facility by one year

•
Repaid term loan due August 2020; no further scheduled debt repayments until 2021

1.
All in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross' Management's Discussion and Analysis for the year ended December 31, 2017.

KINROSS GOLD CORPORATION 2018 MANAGEMENT INFORMATION CIRCULAR

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LETTER TO SHAREHOLDERS

•
Corporate Development:

•
Completed divestitures of several non-core assets that helped improve our balance sheet, focused resources on our priority projects, and were well-received by the market

•
Divestiture of Cerro Casale project and Quebrada Secca exploration property unlocked significant value for the company from these non-core assets

•
Divestiture of White Gold and DeLamar maintained upside optionality at both properties

•
Advanced Development Projects:

•
Continued to progress well with Tasiast Phase One on schedule and on budget and expected to reach full commercial production by the end of Q2 2018

•
Completed September Northeast at Dvoinoye on time and on budget and at Moroshka near Kupol mining of high-grade ore expected to begin in the second half of 2018

•
Completed feasibility studies with improved metrics and announced we are proceeding with Tasiast Phase Two and Round Mountain Phase W projects to open a new chapter for Kinross

•
Added more than 2 million ounces to estimated mineral resources after gaining mining rights to Gilmore land to potentially extend mine life at Fort Knox

•
Started Round Mountain Phase W construction ahead of schedule with work continuing in 2018

•
Proceeding on plan with Bald Mountain Vantage Complex project to increase our operational footprint in Nevada

•
Agreed to acquire the remaining half of the Phase 7 deposit at La Coipa to gain full ownership and related mining rights; continued to move the project forward and added 844 koz. of gold and 34 million oz. of silver to mineral reserve estimates

In addition to strong operational performance, Kinross' exploration and mine optimization efforts added meaningful ounces, net of depletion, which has a positive impact on life of mine at several operations. Also, additions to estimated mineral reserves and mineral resources are expected to extend mine life at Round Mountain, Fort Knox, Paracatu and Kupol.

Our company culture supports our strong performance and offers a unique competitive advantage among our peers. With a deliberate focus on leveraging the Kinross culture, the leadership team rolled out eight People Commitments globally. These commitments guide the way we work together to deliver value for the company and our shareholders.

Strong Stock Performance

We believe that over the last three years, the market has started to recognize the company's consistent strong performance, resulting in total shareholder returns (TSR) better than many peers and the S&P TSX Gold Index:

•
Three-year TSR: 53% (ranked 5th among peers; exceeds the S&P TSX Gold Index at 26%)

•
Two-year TSR: 137% (ranked 2nd among peers; exceeds the S&P TSX Gold Index at 45%)

•
2017 TSR: 39% (ranked 3rd among peers; exceeds the S&P TSX Gold Index at -2%)

Shareholder Engagement

We continued to engage with our shareholders over the past year, with senior management meeting regularly with investors regarding company performance and direction. In 2017, we also conducted tours to Tasiast and Russia to give investors and analysts a firsthand opportunity to see the operations and understand the performance of these key assets in our portfolio.

In 2017, shareholders showed strong support for our executive compensation program with 94% voting in favor of our "Say on Pay" vote. In addition, we had our fourth annual shareholder outreach on compensation and governance, contacting our top 30 shareholders (except for four broker-dealers), holding over 50% of our issued and outstanding shares. Members of both senior management and the board met with shareholders, whose feedback was very positive, particularly regarding the board refresh, increasing diversity, and improvements to our disclosure. Key points from all discussions were shared with the human resource and compensation committee and will be considered as we review our compensation programs during 2018. Further details can be found on page 50.

KINROSS GOLD CORPORATION 2018 MANAGEMENT INFORMATION CIRCULAR

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LETTER TO SHAREHOLDERS

Governance and Board Updates

Planning for director renewal and succession are important responsibilities of the board and have been our focus for several years. Since 2012, five of nine members of the board have changed, and we were able to achieve the following improvements:

•
Reduced average director tenure from 9.4 to 8.7 years

•
Reduced the average age of the board from 62.2 to 60.9 years

•
Increased gender diversity from 11% to 33% women

•
Effectively managed succession and knowledge transfer in key skill areas

•
Maintained our position as the top gold mining company across a range of corporate governance surveys

Best practices were a key driver of these accomplishments, including using a skills matrix, adopting a comprehensive board evaluation process, maintaining an evergreen list, implementing term limits, and updating our mandatory retirement policy. We have also demonstrated our support for diversity by becoming a signatory to the 30% Club, an organization dedicated to improving board gender diversity. All of our board committees are composed of independent directors.

2017 Compensation Overview

As noted above, 2017 was a strong year for the company, and shareholders benefitted from favorable production, lower costs, and notable advancement of our development projects, which are progressing on schedule and on budget. The board's compensation decisions reflect that performance:

•
An assessment of company performance took into account key items that are within management's control, in addition to shareholder returns. The company score of 118%, calculated based on the SLT measures as outlined on page 77, reflected high scores on balance sheet strength, project delivery as measured by targeted strategic accomplishments, and operational delivery against guidance.

•
The CEO's individual performance score was 100% and would have been higher to reflect his strong leadership and performance, but the score was reduced in recognition of an employee fatality.

•
The CEO's total compensation is up 9% (in Canadian dollars) year over year, primarily as a result of an increase in base salary for 2017 and the higher company score.

•
Compensation for other named executive officers (NEOs) increased due to changes in roles, higher 2017 salaries and higher individual and company scores.

•
NEO salaries were not increased in 2018 after a board review revealed that current NEO salaries continue to be appropriate based on the market, internal equity, responsibilities and other factors.

KINROSS GOLD CORPORATION 2018 MANAGEMENT INFORMATION CIRCULAR

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LETTER TO SHAREHOLDERS

•
At least half of each NEO's total direct compensation is in the form of equity (55% for the CEO) and we continue to grant half of equity in the form of performance share units (PSUs).

•
The annual retainer payable to board members increased based on market data from our independent board compensation consultant, and the retainer for the chair of the audit and risk committee was reduced, as outlined on page 38.

In closing, Kinross continues to deliver strong results and advance important development projects. The company is well positioned for the long term with the bench strength to execute our plans.

Sincerely,

John Oliver
Chair of the board and chair of the human resource and
compensation committee

KINROSS GOLD CORPORATION 2018 MANAGEMENT INFORMATION CIRCULAR

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VOTING

Delivery of proxy materials

Kinross Gold Corporation (Kinross or the company) is providing shareholders with access to its management information circular (the circular) for the 2018 annual meeting of its shareholders (the meeting) electronically via notice and access, instead of mailing out paper copies, as permitted by Canadian securities regulators. Kinross is also providing shareholders with access to its 2017 annual report electronically, instead of mailing out paper copies. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

Shareholders have received a notice of availability of proxy materials (notice) together with a form of proxy or voting instruction form. The notice provided instructions on how to access and review an electronic copy of the circular or how to request a paper copy. The notice also provided instructions on voting at the meeting. To receive a paper copy of the circular or the 2017 annual report, please follow the instructions in the notice.

All shareholders are reminded to review the circular before voting. Shareholders with questions about notice and access can call Computershare Investor Services Inc. (the transfer agent) toll free at 1-866-964-0492.

Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. Kinross pays the cost of delivery of proxy materials for all registered and non-registered shareholders.

Voting

This document is the management information circular made available to shareholders in advance of the meeting as set out in the notice.

This circular provides additional information respecting the business of the meeting, Kinross and its directors and senior executive officers. This circular is dated March 15, 2018 and, unless otherwise stated, the information in this circular is as of March 15, 2018.

Unless indicated otherwise, all dollar amounts referenced in this circular are expressed in U.S. dollars. Where necessary, Canadian dollars are referenced as CAD$.

All references to financial results are based on the Kinross financial statements, prepared in accordance with International Financial Reporting Standards (IFRS).

References in this circular to the meeting include any adjournment(s) or postponement(s) that may occur.

Who can vote

Holders of common shares of Kinross (common shares or shares) at the close of business on March 21, 2018 (the record date) and their duly appointed representatives are eligible to vote.

Shares outstanding

As of March 15, 2018, there were 1,249,941,828 common shares outstanding, each carrying the right to one vote per common share.

To the knowledge of the directors and executive officers of the company, as of the date of this circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities of Kinross, carrying 10% or more of the voting rights attached to any class of voting securities, with the exception of BlackRock, Inc. which has filed a Schedule 13G on EDGAR showing its beneficial ownership of 137,322,786 Kinross shares at 11% of the outstanding shares as of December 31, 2017.

KINROSS GOLD CORPORATION 2018 EXECUTIVE SUMMARY

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VOTING

How to vote

The voting process is different depending on whether you are a registered or non-registered (beneficial) shareholder.

You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Kinross' transfer agent in your name and not held on your behalf by an intermediary such as a bank, trust company, securities broker, trustee or other nominee (each an intermediary).

You are a non-registered (beneficial) shareholder if your shares are held on your behalf by an intermediary. This means the shares are registered with Kinross' transfer agent in your intermediary's name, and you are the beneficial owner. Most shareholders are non-registered shareholders.

Non-registered (beneficial) shareholders

If you are a non-registered shareholder, your intermediary would have sent you a voting instruction form or proxy form with the notice. This form will instruct the intermediary how to vote your common shares at the meeting on your behalf.

You must follow the instructions from your intermediary in order to vote.

If you do not intend to attend the meeting and vote in person, mark your voting instructions on the voting instruction form or proxy form, sign it, and return it as instructed by your intermediary. Your intermediary may have also provided you with the option of voting by telephone or fax or through the internet.

If you are a Canadian resident and wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your intermediary. Do not complete the voting section of the proxy form or voting information form, since you will vote in person at the meeting.

If you are a U.S. resident and wish to vote in person at the meeting, mark the appropriate box on the other side of the voting instruction form and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the proxy statement applicable to the delivery of a proxy. The legal proxy will be mailed to the name and address noted on the other side of the voting instruction form. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the proxy statement. You or your designate must attend the meeting for your vote to be counted. Allow sufficient time to the company or its transfer agent for the mailing and return of the legal proxy by the proxy deposit date. Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you have to take additional steps in order for the proxy to be fully effective. You must deposit the legal proxy with the company or its transfer agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on the voting instruction form will not be effective. If you have any questions, please contact the person who services your account. Your intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the meeting through the internet. When you arrive at the meeting, please register with our transfer agent, Computershare Investor Services Inc.

Your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. The transfer agent must receive proxy vote instructions from your intermediary no later than 10:00 a.m. (Toronto time) on Monday, May 7, 2017, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

Kinross may utilize the Broadridge QuickVote™ service to assist beneficial shareholders with voting their Kinross shares over the telephone. Alternatively, Kingsdale Advisors may contact such beneficial shareholders to offer assistance with conveniently voting their shares through the Broadridge QuickVote™ service. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions respecting the shares to be represented at the meeting. If you have any questions relating to the meeting or how to vote, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

Registered shareholders

If you are a registered shareholder, a form of proxy would have been sent to you along with the notice to enable you to appoint a proxyholder to vote on your behalf at the meeting.

If you do not intend to attend the meeting and vote in person, you can

•
provide your voting instructions by completing and returning the form of proxy, or

KINROSS GOLD CORPORATION 2018 EXECUTIVE SUMMARY

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VOTING
•
provide your instructions by telephone or the internet in accordance with the instructions appearing on the form of proxy, or

•
choose another person (called a proxyholder, who does not need to be one of the named proxyholders in the proxy form or a shareholder of the company) to attend the meeting and vote your shares for you.

In each case, you will need to complete the form of proxy and return it to the transfer agent.

Telephone or online

If you wish to vote in person at the meeting, you may still provide voting instructions using the form of proxy, or by telephone or internet. When you arrive at the meeting, please register with our transfer agent.

If you vote in person at the meeting, any proxy you have previously given will be revoked.

To be valid, proxies must be received by Kinross' transfer agent no later than 10:00 a.m. (Toronto time) on May 7, 2018 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Your proxyholder may then vote on your behalf at the meeting.

Changing your vote

Non-registered (beneficial) shareholders

You can revoke your prior voting instructions by providing new instructions on a voting instruction form or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your intermediary in sufficient time for your intermediary to act on them before 10:00 a.m. (Toronto time) on May 7, 2018, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

Otherwise, contact your intermediary if you want to revoke your proxy or change your voting instructions, or if you change your mind and want to vote in person.

Registered shareholders

You may revoke any prior proxy by providing a new proxy with a later date or providing voting instructions at a later time in the case of voting through the internet. However, for your new voting instructions to be effective they must be received by the transfer agent no later than 10:00 a.m. (Toronto time) on May 7, 2018, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of Kinross (25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Fax (416) 363-6622, Attention: Corporate Secretary) or at the offices of the transfer agent, Computershare Investor Services Inc. (100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1) at any time up to 10:00 a.m. (Toronto time) on the last business day before the meeting or any adjournment of the meeting.

A proxy may also be revoked on the day of the meeting or any adjournment of the meeting by a registered shareholder by delivering written notice to the chair of the meeting. If you are an individual and register with the transfer agent at the meeting and vote in person at the meeting, any proxy you have previously given will be revoked.

In addition, the proxy may be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by the registered shareholder or by an attorney who has the shareholder's written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

Kinross reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject any particular late proxy.

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VOTING

How your shares will be voted

If you appoint the named proxyholders as your proxyholders, the common shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for.

In the absence of instructions from you, such common shares will be voted:

•
for the election as directors of Kinross, the proposed nominees set forth in this circular

•
for the appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration

•
for the ratification of the shareholder rights plan agreement

•
for the advisory resolution on the company's approach to executive compensation

The form of proxy gives discretionary authority to the persons named in it as proxies to vote as they see fit with respect to any amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.

About proxy solicitation

Proxies are being solicited in connection with this circular by the management of the company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Kinross to whom no additional compensation will be paid.

In addition, Kinross has retained Kingsdale Advisors to provide the following services in connection with the meeting:

•
reviewing and analyzing the circular,

•
recommending corporate governance best practices where applicable,

•
liaising with proxy advisory firms,

•
developing and implementing shareholder communication and engagement strategies,

•
advising with respect to the meeting and proxies,

•
reporting on and reviewing the tabulation of proxies, and

•
soliciting proxies including contacting shareholders by telephone.

The cost of these services is approximately $40,000 and reimbursement of disbursements. Costs associated with the solicitation will be borne by the company.

Appointing a proxyholder

Your proxyholder is the person that you appoint to cast your votes and act on your behalf at the meeting including any continuation of the meeting that may occur in the event that the meeting is adjourned.

Signing and returning the enclosed proxy form authorizes John E. Oliver or Kathleen M. Grandy (the named proxyholders) to vote your shares at the meeting in accordance with your instructions.

A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may do so, either by internet or by mail by:

•
inserting the person's name in the blank space provided in the form of proxy or in the space on the internet voting site provided for that purpose, or

•
completing another proper form of proxy.

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VOTING

Required quorum for the meeting

A quorum for the meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of issued and outstanding common shares having voting rights at the meeting.

No business shall be transacted at the meeting unless the requisite quorum is present at the commencement of the meeting. If a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.

Questions

If you have questions, you may contact the company's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors.

North America (toll-free phone): 1-866-851-3217
outside North America: (416) 867-2272
fax: (416) 867-2271
toll-free fax (North America): 1 (866) 545-5580
mail: The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2
e-mail: contactus@kingsdaleadvisors.com

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BUSINESS OF THE MEETING

Business of the meeting

Items of business

As set out in the notice of meeting, at the meeting, shareholders of Kinross will be asked to consider the following five matters and vote on them as required:

1.    Financial statements

The audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2017 and the report of the auditors on the financial statements will be received.

2.    Election of directors

The company's board of directors (the board ) currently comprises nine directors and it is proposed to appoint nine individuals effective as of May 9, 2018. At the meeting, the shareholders will be asked to elect nine directors, subject to Kinross' majority voting policy outlined below. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the election of the nominees whose names are set forth starting on page 25, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors.

Management of Kinross does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the meeting, the named proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Majority voting policy

In 2008, the board adopted a majority voting policy for the election of directors at the meeting. Revisions to this policy were approved by the board in November 2014. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and amended in March and November, 2017 and is available for review on the company's website at www.kinross.com. The policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender his or her resignation for consideration by the corporate governance and nominating committee. The corporate governance and nominating committee (excluding those who received a majority withheld vote in the election) will review the matter and make a recommendation to the board whether to accept the director's resignation. The resignation will be effective when accepted by the board (excluding those who did not receive a majority "for" vote). The board expects that the resignations will be accepted absent exceptional circumstances. The director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the corporate governance and nominating committee or the board regarding the resignation. The board shall make its decision within 90 days of the date of the applicable shareholders' meeting and shall promptly issue a news release with the board's decision. If the board determines not to accept a resignation, the news release must fully state the reasons for that decision.

Other details respecting the nominees for election as directors are set out under "About the nominated directors" starting on page 25.

3.    Appointment of auditors

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross, to hold office until the close of the next annual meeting of the company. It is also proposed that the remuneration to be paid to the auditors of Kinross be fixed by the board.

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BUSINESS OF THE MEETING

For the fiscal years ended December 31, 2017 and December 31, 2016, KPMG LLP and its affiliates were paid the following fees by Kinross:

	2017 CAD$(1)	% of Total Fees(2)	2016 CAD$(1)	% of Total Fees(2)
Audit Fees:

Kinross — general	4,227,000	92	3,751,000	90

Kinross — securities matters	145,000	3	190,000	4

Total Audit Fees	4,372,000	95	3,941,000	94

Audit-Related Fees:

Translation services	135,000	3	135,000	3

Due Diligence	—		—	—

Other	25,000	1	25,000	1

Total Audit-Related Fees	160,000	4	160,000	4

Tax Fees:

Compliance	9,000	0	25,000	1

Planning and advice	46,000	1	43,000	1

Total Tax Fees	55,000	1	68,000	2

All Other Fees:	11,000	0	18,000	—

Total Fees	4,598,000	100	4,187,000	100

1.
All amounts are rounded to the nearest $1,000.

2.
All percentages are rounded to the nearest whole percent.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross at a remuneration to be fixed by the board, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.

4.    Ratification of the shareholder rights plan agreement

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution ratifying the adoption of a Shareholder Rights Plan Agreement (which gives effect to the shareholder rights plan) between the company and Computershare Investor Services Inc., the company's transfer agent, more fully described below.

Background

In March 2009, the board approved the adoption of a shareholder rights plan (the Old Rights Plan). The Old Rights Plan is scheduled to expire on March 29, 2018. On February 14, 2018 the board authorized the company to enter into a new shareholder rights plan (SRP) to replace the Old Rights Plan. The SRP was entered into on March 15, 2018 to take effect from March 29, 2018 but is subject to ratification by the shareholders of the company at the meeting. Shareholders will be asked to consider and, if deemed advisable, to ratify the adoption of the SRP. The SRP has a term of nine years subject to ratification by the shareholders of the company at this meeting and reconfirmation at the annual meetings of the company in 2021 and 2024.

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BUSINESS OF THE MEETING

Ratification of the SRP by shareholders is required by the Toronto Stock Exchange (TSX). The SRP is similar to plans adopted recently by several other Canadian companies and ratified by their shareholders.

The fundamental objectives of the SRP are to provide adequate time for the board and shareholders to assess an unsolicited take-over bid for the company, to provide the board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their common shares.

The SRP encourages a potential acquirer who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the board. If a take-over bid fails to meet these minimum standards and the SRP is not waived by the board, the SRP provides that holders of common shares, other than the acquirer, will be able to purchase additional common shares at a significant discount to market, thus exposing the person acquiring common shares to substantial dilution of its holdings.

As at the date hereof, the board is not aware of any pending or threatened take-over bid for the company and the SRP has not been adopted in response to any proposal to acquire control of the company.

In adopting the SRP, the board considered the existing legislative framework governing take-over bids in Canada. The Canadian Securities Administrators (CSA) adopted amendments to that framework in 2016 that, among other things, lengthen the minimum bid period to 105 days (from the previous 35 days), require that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities held by independent shareholders, and require a ten day extension after the minimum tender requirement is met. Regarding the minimum bid period, a target issuer will have the ability to voluntarily reduce the period to not less than 35 days. Additionally, the minimum bid period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As the legislative amendments do not apply to exempt take-over bids, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Some remaining areas of concern include:

•
protecting against "creeping bids" (the accumulation of more than 20% of the common shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of shares over a stock exchange without paying a control premium, or (iii) through other transactions outside of Canada that may not be formally subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders; and

•
preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the SRP.

By applying to all acquisitions of 20% or more of the common shares, except in limited circumstances including Permitted Bids (as defined in the SRP), the SRP is designed to ensure that all shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of the company or its shareholders. Shareholders may also feel compelled to tender their shares to a take-over bid, even if they consider such bid to be inadequate, out of a concern that failing to do so may result in a shareholder being left with illiquid or minority discounted shares in the company. This is particularly so in the case of a partial bid for less than all the common shares.

As a result, the board has determined that it is advisable and in the best interests of the company and its shareholders that the company has in place a shareholder rights plan in the form of the SRP.

It is not the intention of the board, in recommending the ratification of the SRP to either secure the continuance of the directors or management of the company or to preclude a take-over bid for control of the company. The SRP provides that shareholders may tender to take-over bids which meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the board is always bound to consider any take-over bid for the company and consider whether or not it should waive the application of the SRP in respect of such bid. In discharging such responsibility, the board will be obligated to act honestly and in good faith with a view to the best interests of the company.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had shareholder rights plans. The board believes this demonstrates that the existence of a shareholder rights plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the company's SRP would serve to bring about a similar result.

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BUSINESS OF THE MEETING

The SRP does not preclude any shareholder from utilizing the proxy mechanism of the Ontario Business Corporations Act (OBCA), the company's governing corporate statute, to promote a change in the management or direction of the company, and will have no effect on the rights of holders of the company's common shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The SRP is not expected to interfere with the day-to-day operations of the company. Neither the existence of the outstanding Rights nor the issuance of additional Rights in the future will in any way alter the financial condition of the company, impede its business plans, or alter its financial statements. In addition, the SRP is initially not dilutive. However, if a "Flip-in Event" (described below) occurs and the Rights separate from the common shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of the SRP

The SRP is available on SEDAR at www.sedar.com under the name of Kinross Gold Corporation as a filing made on March 16, 2018 or upon request by contacting the Vice President, Assistant General Counsel and Corporate Secretary of the company.

The only substantive differences between the SRP and the Old Rights Plan, are to reflect the above-noted changes to the take-over bid regime by the CSA. In particular, the amendments to the SRP include:

•
amending the definition of Permitted Bid to provide that it must be outstanding for a minimum period of 105 days or such shorter period (determined in accordance with specific provisions of Canadian securities laws) that a take-over bid must remain open for deposits of securities; and

•
certain additional non-substantive and administrative amendments, including to align the definition of a Competing Bid (as defined in the SRP) to the minimum number of days as required under Canadian securities laws.

The following is a summary of the principal terms of the SRP, which summary is qualified in its entirety by reference to the terms of the SRP.

(i) Effective Time

The effective time of the SRP is 12:01 a.m. on March 29, 2018.

(ii) Term

The SRP will remain in effect until the conclusion of Kinross' annual shareholder meeting in 2027, subject to ratification at this meeting and reconfirmation at the third and sixth annual meeting following the company's annual meeting in 2018.

(iii) Issuance of Rights

At the Effective Time, one right (a "Right") was issued and attached to each outstanding common share and has and will attach to each common share subsequently issued.

(iv) Rights Exercise Privilege

The Rights will separate from the common shares and will be exercisable ten trading days (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the SRP (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $180 worth of common shares for $90.

(v) Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by the registered ownership of the common shares (whether or not evidenced by a certificate representing common shares) issued from and after the Effective Time and are not to be transferable

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BUSINESS OF THE MEETING

separately from the common shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the common shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

A.
the take-over bid must be made to all holders of record of common shares, other than the bidder;

B.
the take-over bid must contain the following irrevocable and unqualified conditions:

(i)
no common shares shall be taken up or paid for:

(a)
prior to the close of business on a date which is not less than 105 days following the date of the bid, or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of National Instrument 62-104 — Take-Over Bids and Issuer Bids ("NI 62-104") for which a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104; and

(b)
unless, at the close of business on the date common shares are first taken up or paid for under such bid, more than 50% of the then outstanding common shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with other persons (the "Independent Shareholders") shall have been tendered or deposited pursuant to the bid and not withdrawn;

C.
unless the take-over bid is withdrawn, common shares may be tendered or deposited at any time during the period which applies pursuant to the clause summarized in B(i)(a) above, and any Shares tendered or deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

D.
if the condition summarized in B.(i)(b) above is satisfied, the Offeror must make a public announcement of that fact and the Take-over Bid must be extended for a period of not less than ten days from the date of such public announcement.

The SRP also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except for those set out in B.(i)(a) above.

(vi) Waiver

The board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the SRP to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all the holders of common shares. Where the board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the company made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the SRP has been waived.

(vii) Redemption

The board with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per common share. Rights may also be redeemed by the board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

(viii) Amendment

The board may amend the SRP with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the SRP to maintain its validity due to changes in applicable legislation.

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BUSINESS OF THE MEETING

(ix) Board of Directors

The SRP will not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of the company. The board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

(x) Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Resolution ratifying the SRP

The text of the resolution ratifying the SRP to be put before shareholders at the meeting is given below. For the reasons indicated above, the board and management of the company believe that the SRP is in the best interest of the company and its shareholders. Ratification of the SRP by a majority of the votes cast at the meeting by shareholders voting in person or by proxy is required for its continued validity. In the absence of such ratification, it will cease to have any effect.

"BE IT RESOLVED THAT:

1.     The Shareholder Rights Plan, as set forth in the Shareholder Rights Plan Agreement between the company and Computershare Investor Services Inc. adopted on March 15, 2018, be, and it is hereby, ratified; and

2.     Any director or officer of the company be, and each is hereby, authorized and directed, for and on behalf of the company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations."

The named proxyholders, if named as proxy, intend to vote the common shares represented by such proxy for ratification of the Shareholder Rights Plan, unless the shareholder has directed in the proxy that such common shares be voted against it.

5.    Advisory vote on approach to executive compensation

Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross' pay-for-performance philosophy and focus executive interests on developing and implementing strategies that create and deliver value for shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of shareholders. Detailed disclosure of our executive compensation program is provided under "Executive Compensation" starting on page 49.

In 2011, the board adopted a policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and last updated in November 2017. This shareholder vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation. Voting results since inception of the policy are provided on page 50 under the heading "Say on pay and shareholder engagement".

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2018 annual and special meeting of shareholders of the company."

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BUSINESS OF THE MEETING

Approval of this resolution will require that it be passed by a majority of the votes cast by shareholders in person and by proxy. Because your vote is advisory, it will not be binding upon the board. However, the human resource and compensation committee (HRCC) will take into account the results of the vote when considering future executive compensation arrangements.

The named proxyholders, if named as proxy, intend to vote the common shares represented by such proxy for approval of the advisory resolution on Kinross' approach to executive compensation, unless the shareholder has directed in the proxy that such common shares be voted against it.

Other business

Management does not intend to introduce any other business at the meeting and is not aware of any amendments to the matters to be considered at the meeting. If other business or amendments to the matters to be considered at the meeting are properly brought before the meeting, proxies appointing the named proxyholders as proxyholders will be voted in accordance with their best judgement.

2019 shareholder proposals

The OBCA permits certain eligible shareholders to submit shareholder proposals to the company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the company must receive shareholder proposals for the annual meeting of shareholders in 2019 is March 11, 2019.

Shareholder nominations for directors

Shareholders may at any time submit to the board the names of individuals for consideration as directors. The corporate governance and nominating committee will consider such submissions when assessing the diversity, skills and experience required on the board to enhance overall board composition and oversight capabilities and making recommendations for individuals to be nominated for election as directors.

Holders of shares representing in the aggregate not less than 5% of Kinross' outstanding shares may nominate individuals to serve as directors and have their nominations included in Kinross' proxy circular for its annual meeting by submitting a shareholder proposal in compliance with and subject to the provisions of the OBCA. No such shareholder proposal was received this year.

Advance notice requirements

The company's by-laws (by-laws) contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information set out in the company's by-laws. The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting. A copy of the by-laws of the company is available upon request to the Corporate Secretary of the company.

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DIRECTORS

Directors

Board attributes:

•
3 of 9 directors are women (33%), continues to meet diversity target

•
8 of 9 directors are independent (89%), including an independent chair

•
All board committees are composed solely of independent directors

•
100% attendance record for all directors at board and committee meetings

•
The board and all board committees met independent of management at all of the meetings in 2017, including at regularly scheduled meetings

•
Chair of audit committee is a financial expert

•
Annually, the board evaluates itself, as a whole, and conducts 360 degree peer review of individual directors

•
The board has adopted, and adheres to, comprehensive Corporate Governance Guidelines

2017 board activity highlights:

•
Adopted a strategic business plan proposed by management

•
Considered possible strategic initiatives for the company

•
Reviewed and approved amendments to the Corporate Governance Guidelines, Shareholder Engagement Policy and Charters of the corporate governance and nominating, corporate resposibility and technical and human resources and compensation committees.

•
Approved divestiture of interests at Cerro Casale and Quebrada Seca properties in Chile and White Gold property in the Yukon Territory

•
Approved a US public debt issuance of up to $500 million of unsecured debt

•
Approved the phase two of the Tasiast expansion project, the Phase W expansion at the Round Mountain mine and the Vantage Complex Project at the Bald Mountain mine

•
Approved the acquisition of two power plants in Brazil

•
Continued with strong track record of consistent financial reporting

•
Received updates and reviewed issues relating to the company's material properties

•
Visited the Tasiast mine site to review progress and receive updates

About the nominated directors

The following tables set forth certain information with respect to all persons proposed to be nominated by management for election as directors. Shareholders can vote for or withhold from voting on the election of each nominee on an individual basis. Unless authority is withheld, the named proxyholders, if named as proxy, intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. Unless stated otherwise, the information set out below is as of December 31, 2017. (Footnotes pertaining to the director nominees are on page 33.)

During 2017, the corporate governance and nominating committee and the board completed a detailed review of the composition of the board to accommodate the planned retirement of Mr. Huxley. Various considerations were taken into account during the review process, including the expertise of the board in key areas, succession planning, board diversity and board continuity. The review process culminated in the appointment of Mr. Kerry Dyte as director effective as of November 8, 2017, and he will be nominated for election as director for the first time at the meeting.

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DIRECTORS

Continuing directors:

The following nominees were elected as directors at Kinross' 2017 annual meeting of shareholders and are being proposed for re-election at the meeting.

Ian Atkinson (68) | Independent

Mr. Atkinson was most recently the President & Chief Executive Officer and a Director of Centerra Gold Inc., a gold mining company, a position he held from May 2012 until his retirement at the end of 2015. Prior to that, he was Senior Vice President, Global Exploration from July 2010 to April 2012 and Vice President, Exploration from October 2005 to June 2010 of Centerra Gold Inc. From September 2004 to October 2005, he was Vice President, Exploration & Strategy of Hecla Mining Company, an international gold and silver mining company in Idaho, USA. During the years 2001-2004, he was an independent management consultant based out of Houston, Texas, USA. From July 1996 to June 1999 he was Senior Vice President, Exploration and from June 1999 to January 2001 he held the position of Senior Vice President, Operations & Exploration with Battle Mountain Gold Company in Houston, Texas, USA. He was Senior Vice President with Hemlo Gold Mines, Inc., Toronto, from September 1991 to July 1996.

From May 1979 to August 1991, he held various progressive leadership positions with Noranda Exploration Company Limited. From June 1978 to May 1979 he was Senior Geologist with Resource Associates of Alaska, Inc. and was Regional Geologist with McIntyre Mines Limited from April 1974 to May 1978. He was Field Geologist with Yvanex Developments Limited from May 1973 to March 1974.

Mr. Atkinson served on the board of the Prospectors and Developers Association of Canada and the World Gold Council. He was President of the Porcupine Prospectors and Developers Association. Mr. Atkinson holds a Bachelor of Science in Geology and a Master of Science in Geophysics from the University of London, England and a Diploma in surveying from the Imperial College, London, England.

2017 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	706,716,208	99.09	56.69

Withheld	6,479,958	0.91	6.60

2017 board and committee membership	Attendance
Board of directors	7 of 7 (100%)

Corporate Responsibility and Technical	6 of 6 (100%)

Corporate Governance and Nominating	4 of 4 (100%)

Public board memberships	Board committee memberships
Argonaut Gold Inc.	Audit Safety, Health, Environment, Sustainability and Technical

Globex Mining Enterprises Inc.	Audit, Governance, Compensation (Chair)

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2017(10)	nil	nil	45,127	45,127	244,587	N/A(3)

2016	nil	nil	21,831	21,831	110,000

Change	nil	nil	23,296	23,296	134,587

The Woodlands, Texas USA

Director since
February 10, 2016

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate Responsibility and sustainable development

•
Government relations

•
Governance/board

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DIRECTORS

John A. Brough (71) | Independent

Mr. Brough retired as President of Torwest Inc. and Wittington Properties Limited, both real estate companies, on December 31, 2007, a position he had held since 1998. From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Professional Accountant, Chartered Accountant. Mr. Brough graduated from the Director's Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Institute of Chartered Professional Accountants of Ontario.

2017 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	672,001,056	94.22	53.91

Withheld	41,195,110	5.78	3.30

2017 board and committee membership	Attendance
Board of directors	7 of 7 (100%)

Audit and Risk	4 of 4 (100%)

Human Resource and Compensation	6 of 6 (100%)

Public board memberships(4)	Board committee memberships
Wheaton Precious Metals	Audit (Chair), Governance and nominating

First National Financial Corp	Lead Director, Audit (Chair)

Canadian Real Estate Investment Trust (CREIT)	Audit (Chair), Investment

Mr. Brough is expected to reduce his board and audit committee memberships to three (including Kinross) in 2018. See footnote 4.

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2017(10)	nil	nil	271,571	271,571	1,471,917	Yes — 234%

2016	nil	23,752	214,304	238,056	1,340,043

Change	nil	(23,752)	57,267	33,515	131,874

Planned retirement(6) 2019

Toronto, Ontario, Canada

Director since
January 19, 1994

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Information technology

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Governance/board

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DIRECTORS

Ave G. Lethbridge (56) | Independent

Ms. Lethbridge is currently Executive Vice-President and Chief Human Resources and Safety Officer of Toronto Hydro Corporation, an electric and energy service company, a position that she has held since November 2013. During her career spanning 20 years, from 1998 to the present, she has held various progressive senior leadership positions with Toronto Hydro encompassing human resources, environment, health and safety, corporate social responsibility and sustainability, mergers and restructuring, succession, enterprise risk, regulatory compliance, strategy and governance. From 1998 to 2002, as Director, Organizational Development; from 2002 to 2004 as Vice President, Organizational Development and Performance & Corporate Ethics Officer; from 2004 to 2007 as Vice President, Human Resources and Organizational Effectiveness; and from 2008 to 2013 as Vice President, Organizational Effectiveness and Environment Health and Safety. Her experience also includes the gas, utility and telecom industry.

Ms. Lethbridge holds a Master of Science degree in Organizational Development from Pepperdine University, CA, with international consulting initiatives in the US, China and Mexico. She has completed the Directors' Education Program from the Rotman School of Management of the University of Toronto in 2011 and holds a designation from the Institute of Corporate Directors, (ICD.D). She has been Certified Human Resources Executive since 2014. She has also completed several financial literacy programs for executives and directors including courses from the Rotman School of Management and Harvard Business School. Ms. Lethbridge is a former Board Governor for Georgian College.

2017 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	702,170,590	98.45	56.33

Withheld	11,025,575	1.55	0.88

2017 board and committee membership	Attendance
Board of directors	7 of 7 (100%)

Audit and Risk	4 of 4 (100%)

Human Resource and Compensation	6 of 6 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2017(10)	nil	nil	129,160	129,160	700,048	Yes — 111%

2016(10)	nil	nil	81,599	81,599	341,900

Change	nil	nil	47,561	47,561	358,148

Toronto, Ontario, Canada

Director since
May 6, 2015

Skill/area of experience(7)

•
Managing or leading growth

•
Senior Officer

•
Operations

•
Information Technology

•
Human Resources

•
Financial Literacy

•
Corporate Responsibility and Sustainable Development

•
Government Relations

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DIRECTORS

Catherine McLeod-Seltzer (57) | Independent

Ms. McLeod-Seltzer has been the Non-Executive Chair and a director of Bear Creek Mining, a silver mining company, since 2003 and was the Non-Executive/Independent Chair and a director of Pacific Rim Mining Corp until November, 2013. She had been an officer and director of Pacific Rim Mining Corp. since 1997. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor's degree in Business Administration from Trinity Western University.

2017 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	686,939,700	96.32	55.10

Withheld	26,256,466	3.68	2.11

2017 board and committee membership	Attendance
Board of directors	7 of 7 (100%)

Corporate Responsibility and Technical	6 of 6 (100%)

Corporate Governance and Nominating	4 of 4 (100%)

Public board memberships	Board committee memberships
Bear Creek Mining Corporation, Chair	none

Major Drilling Group International Inc.	Compensation and Safety

Grenville Strategic Royalties, Chair	Compensation (Chair), Corporate Governance

Securities held
Year	Common share warrants (#)	Common share (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2017	nil	12,296	191,972	204,268	1,290,999	Yes — 205%

2016	nil	12,296	167,221	179,517	1,163,499

Change	nil	nil	24,751	24,751	127,500

Vancouver, British Columbia, Canada

Director since
October 26, 2005

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior Officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers & acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

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DIRECTORS

John E. Oliver (68) | Independent

Mr. Oliver retired after 41 years of working in retail corporate and investment banking at the Bank of Nova Scotia. He was Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia leading specialist groups in oil and gas, technology, real estate, diversified industries and leisure and gaming. Mr. Oliver is the former Chair of the Canadian Museum of Immigration, a Federal Crown Corporation and the former Vice Chair of Autism Nova Scotia. He was appointed the Independent Chair of the company in August 2002.

2017 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	674,258,649	94.54	54.09

Withheld	38,937,516	5.46	3.12

2017 board and committee membership	Attendance
Board of directors, Chair	7 of 7 (100%)

Human Resource and Compensation	6 of 6 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2017	nil	7,360	385,684	393,044	2,512,818	Yes — 399%

2016	nil	7,360	342,490	349,850	2,290,318

Change	nil	nil	43,194	43,194	222,500

Planned retirement(6) 2019

Halifax, Nova Scotia, Canada

Director since
March 7, 1995

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Operations

•
Information technology

•
Human resources

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Government relations

•
Governance/board

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DIRECTORS

Kelly J. Osborne (61) | Independent

Mr. Osborne was most recently the President and Chief Executive Officer and a Director of Duluth Metals where he also held the position of Chief Operating Officer from July 2012 to April 2014 and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly owned subsidiary of Duluth Metals, from July 2014 to January 2015. From 2004 to 2012, he held various progressive leadership positions with Freeport McMoRan Copper & Gold, Indonesia, starting as Manager, Underground Development, from 2004 to 2006; Vice President, Underground Operations, from 2006 to 2010 and finally as Senior Vice President, Underground Mines, from 2010 to 2012. From October 2002 to August 2004, he served as the area manager for Vulcan Materials Company, a leading producer of construction materials in the United States.

From 1998 to 2002, he was a Mine Superintendent with Stillwater Mining Company. From 1992 to 1998, he was Plant Manager with J.M. Huber Corporation, a Texas based multinational supplier of engineered materials. From 1984 to 1992, he was with Homestake Mining Company (Homestake) which later merged into Barrick Gold Corporation in 2002. At Homestake, he started as a Corporate Management Trainee, a position he held from 1984 to 1986, he progressed to the position of a Mine Planning Engineer, a position he held from 1986 to 1988 and was a Mine Captain from 1988 to 1992.

Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.

2017 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	705,760,110	98.96	56.61

Withheld	7,436,056	1.04	0.60

2017 board and committee membership	Attendance
Board of directors	7 of 7 (100%)

Corporate Responsibility and Technical	6 of 6 (100%)

Corporate Governance and Nominating	4 of 4 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2017(10)	nil	nil	102,435	102,435	555,200	N/A(3)

2016(10)	nil	nil	55,845	55,845	233,990

Change	nil	nil	46,590	46,590	321,210

Missoula, Montana, USA

Director since
May 6, 2015

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior Officer

•
Operations

•
Mining, global resource industry

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

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DIRECTORS

Una M. Power (53) | Independent

Ms. Power is the former Chief Financial Officer and Senior Vice President of Nexen Energy ULC. (Nexen), a former publicly-traded oil and gas company that is a wholly-owned subsidiary of CNOOC Limited. During her career with Nexen spanning 24 years, she held various positions in areas covering financial reporting, financial management, investor relations, business development, strategic planning and investment. From 2009 to 2011, she was SVP, Corporate Planning and Business Development; from 2002 to 2009, she was Treasurer; from 1998 to 2002, she was Controller; and, from 1997 to 1998, she was Manager, Investor Relations. Prior to joining Nexen, Ms. Power was Senior Auditor with Deloitte & Touche from 1989 to 1992, and was staff auditor with Peat Marwick from 1987 to 1989.

Ms. Power is a Chartered Professional Accountant, Chartered Accountant and a Chartered Financial Analyst. She has completed the Advanced Management Program at the Wharton Business School, United States and INSEAD, France.

2017 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	705,005,940	98.85	56.55

Withheld	8,190,226	1.15	0.66

2017 board and committee membership	Attendance
Board of directors	7 of 7 (100%)

Audit and Risk	4 of 4 (100%)

Corporate Responsibility and Technical	6 of 6 (100%)

Public board memberships	Board committee memberships
Bank of Nova Scotia	Audit (Chair), Human Resources

Teck Resources	Audit, Reserves

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2017(10)	nil	nil	259,842	259,842	1,408,342	Yes — 224%

2016(10)	nil	nil	236,061	236,061	989,096

Change	nil	nil	23,781	23,781	419,246

Vancouver, British Columbia, Canada

Director since
April 3, 2013

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Corporate responsibility and sustainable development

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DIRECTORS

J. Paul Rollinson (56) | Chief Executive Officer

Paul Rollinson was appointed to the Kinross board and as Chief Executive Officer on August 1, 2012. He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.

Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital (Scotia) where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1998 to June 2001 he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours Bachelor of Science Degree in Geology from Laurentian University and a Master of Engineering in Mining from McGill University.

2017 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	701,725,983	98.39	56.29

Withheld	11,470,182	1.61	0.92

2017 board and committee membership(5)	Attendance
Board of directors	7 of 7 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Restricted Share Units (RSUs) (#)(8)	Total common shares and RSUs (#)(8)	Total at-risk value of common shares and RSUs (CAD$)(1),(8)	Meets share ownership requirement(2)

2017	nil	1,091,212	2,080,024	3,171,236	17,188,099	Yes — 230%

2016	nil	728,683	2,196,950	2,925,633	14,854,132

Change	nil	362,529	(116,926)	245,603	2,333,967

Options held
Date granted	Expiry date	Exercise price (CAD$)	Options granted and vested (#)	Total unexercised (#)	At-risk value of options unexercised (CAD$)(9)

22/02/11	22/02/18	16.25	152,966	152,966	–

21/02/12	21/02/19	10.87	196,769	196,769	–

17/09/12	17/09/19	9.98	146,384	146,384	–

19/02/13	19/02/20	8.03	455,318	455,318	–

24/02/14	24/02/21	5.82	538,567	538,567	–

13/02/15	13/02/22	3.73	492,627	738,940	1,248,809

15/02/16	15/02/23	4.17	134,859	404,577	505,721

20/02/17	20/02/24	5.06	–	404,268	145,536

Total			2,117,490	3,037,789	1,900,066

Toronto, Ontario, Canada

Director since
August 1, 2012

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

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DIRECTORS

Footnotes

1.
Greater of book or market value as at December 31, 2017. Book value is calculated using the grant price for DSUs and RSUs and the cost at the time of purchase of common shares. Market value is calculated using the closing price of common shares as at December 29, 2017: CAD$5.42.

2.
The board has established a policy requiring each independent director to hold a minimum value of 3 times the annual board membership retainer in common shares and/or DSUs. See "Share ownership" for independent directors on page 39. For Mr. Rollinson, see "Share ownership" on page 61.

3.
Mr. Atkinson was appointed to the board on February 10, 2016 and has until February 9, 2021 to meet his share ownership requirement. Mr. Osborne was appointed to the board on May 6, 2015 and has until May 5, 2020 to meet his shareholding requirement.

4.
CREIT has announced that it has entered into an arrangement agreement to combine its business with Choice Properties Real Estate Investment Trust ("Choice Properties"). A shareholder vote is expected to occur in April 2018 and, if approved, the transaction is expected to close shortly thereafter. Mr. Brough has indicated that he will not be a board member of the resulting entity. Accordingly, it is expected that by the end of the second quarter, Mr. Brough will sit on three public boards and three audit committees, including Kinross.

5.
Mr. Rollinson is not a member of any board committee as being the Chief Executive Officer, he is not an independent director.

6.
Mr. Oliver intends to retire as Chair of the board and HRCC by December 31, 2018 but is expected to continue as a board member until February 28, 2019 to facilitate the transition for his successor. Mr. Brough intends to retire in 2019.

7.
See "Skills and experience" on page 37 for a description of such skills/experience.

8.
Includes 100% of restricted performance share units (RPSUs).

9.
Computed by multiplying the number of unexercised options to the difference between the December 31, 2017 closing price and the exercise price of options at the time of grant.

10.
Market value is greater than book value as at December 31, 2017.

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DIRECTORS

New nominee for director:

The following nominee is, for the first time, being proposed for election by shareholders at the meeting.

Kerry D. Dyte (58) | Independent

Mr. Dyte was most recently Executive Transition Advisor at Cenovus Energy Inc. ("Cenovus"), an integrated Canadian oil company headquartered in Calgary, a position he held from December 2015 until his retirement in March 2016. Prior to that, he was the Executive Vice-President, General Counsel and Corporate Secretary at Cenovus from December 2009 to December 2015. From December 2002 to December 2009 he was the Vice-President, General Counsel and Corporate Secretary of EnCana Corporation ("EnCana"), a leading north American energy producer. Prior to that, he held the position of Assistant General Counsel and Corporate Secretary from April 2002 to December 2002 at EnCana. From June 2001 to April 2002, he held the position of Assistant General Counsel at Alberta Energy Company Ltd., prior to its merger with PanCanadian Energy Corporation to form EnCana. He was the Treasurer of Mobil Oil Canada Ltd. from August 1997 to December 2000. From March 1991 to August 1997 he was the Senior Counsel and Assistant Corporate Secretary of Mobil Oil Canada Ltd. In 1996 he was also posted to Mobil Oil Australia where he was Senior Counsel.

Mr. Dyte served on the Financial Review Advisory Committee of the Alberta Securities Commission from 2010 to 2015. He was the president (2013 to 2014) and member of the executive committee (2004 to 2008; 2011 to 2015) of the Association of Canadian General Counsels. He has been associated with Hull Services, a not for profit organization that provides integrated behavioural and mental health services for children and families, and is currently the chair of the board of governors and also a member of the governance & human resources committee.

Mr. Dyte holds a Bachelor of Law degree from the University of Alberta, Canada. He has also completed the Directors Education Program from the Institute of Corporate Directors, Calgary and currently holds the ICD.D designation.

2017 board and committee membership	Attendance(1)
Board of directors	2 of 2 (100%)

Audit and risk	N/A

Corporate governance and nominating	N/A

Public board and committee memberships: none

Year	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(2)	Meets share ownership requirement(3)

2017	5,000	3,767	8,767	48,597	N/A

2016	nil	nil	nil	nil

Change	5,000	3,767	8,767	48,597

Calgary, Alberta, Canada

Director since
November 8, 2017

Skill/area of experience(4)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Legal

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DIRECTORS

Footnotes

1.
Mr. Dyte had fewer board meetings and no committee meetings to attend during 2017 since his appointment did not begin until November 8, 2017.

2.
Greater of book or market value as at December 31, 2017. Book value is calculated using the grant price for DSUs and RSUs and the cost at the time of purchase of common shares. Market value is calculated using the closing price of common shares as at December 29, 2017: CAD$5.42.

3.
Mr. Dyte was appointed to the board on November 8, 2017 and has until November 7, 2022 to meet his shareholding requirement.

4.
See "Skills and experience" on page 37 for a description of such skills/experience.

For a discussion regarding directors' compensation, please refer to page 37.

The skills and experience of the directors, in areas that are important to the company, are identified and tracked in a matrix. The skills matrix, which is updated annually, can be found on page 37.

Kinross encourages continuing education for its current directors. Details regarding various continuing education events held for, or attended by, Kinross' directors during the financial year 2017 can be found on page 116.

Cease trade orders, bankruptcies, penalties or sanctions

No director is, or within the ten years prior to the date hereof has:

a)
been a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity,

i.
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

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Committee membership and independence

The table below shows the 2017 board committee membership of each independent director standing for (re)-election at the meeting.

Committees

	Audit and risk committee	Corporate governance and nominating committee	Corporate responsibility and technical committee	Human resource and compensation committee
Ian Atkinson		✓	✓

John Brough	chair			✓

Kerry Dyte	✓	✓

Ave Lethbridge	✓			✓

Catherine McLeod-Seltzer		✓	chair

John Oliver				chair

Kelly Osborne		✓	✓

Una Power	✓		✓

Committee membership and attendance record for retired director

Committees

	Audit and risk committee	Corporate governance and nominating committee	Corporate responsibility and technical committee	Human resource and compensation committee
John Huxley	✓	Chair		✓

In 2017, Mr. Huxley attended all board meetings and all meetings of committees of which he was a member.

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DIRECTORS

Skills and experience

The matrix below shows the mix of skills and experience as at December 31, 2017, of the continuing directors on the board, in areas that are important to the company's business. The skills and experience matrix is also used to identify those skills for which the company should recruit when making changes to its board.

Skill / area of experience	Directors with significant skills or experience
Managing or leading growth — experience driving strategic direction and leading growth of an organization	9

International — experience working in a major organization that has business in one or more international jurisdictions	8

Senior officer — experience as a CEO/COO/CFO of a publicly listed company or major organization	8

Operations — experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	9

Mining or global resource industry — experience in the mining industry, combined with a strong knowledge of market participants	6

Information technology — experience in information technology with major implementations of management systems	3

Human resources — strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	2

Investment banking/mergers & acquisitions — experience in investment banking, finance or in major mergers and acquisitions	8

Financial literacy — senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	6

Communications, investor relations, public relations and media — experience in or a strong understanding of communications, public media and investor relations	7

Corporate responsibility and sustainable development — understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	7

Government relations — experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally.	6

Governance/board — experience as a board member of a major organization	6

Legal — experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	1

Director compensation

Approach

The board retains the services of Mercer Canada Ltd. (Mercer), independent advisor to the human resources and compensation committee, to complete a market review of the competitiveness of Kinross' director compensation program. In completing this review, Mercer reviews and analyzes the proxy circulars of companies included in the pre-approved Kinross comparator group (as described under "Market and peer reviews" on page 57) and develops a standardized methodology to compare the total value of programs across these companies and contrast this market view with the current arrangements for the Kinross board. In completing their analysis, Mercer also reviews market trends in director compensation and detailed market data. In 2017, the board effected certain changes to the director compensation for 2018 based on the recommendations received from Mercer. The following changes to directors' compensation were approved for 2018: (i) the board chair total retainer increased to $480,000 from $445,000; (ii) the board member total retainer increased to $240,000 from $210,000; and (iii) the Audit and Risk Committee chair retainer revised to $50,000 from $70,000.

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2017 Retainers and fees

The board has established a flat fee structure for all independent directors. For 2017, the annual board membership retainer payable to independent directors was CAD $210,000. Since April 1, 2012, at least 50% of the board membership retainer is required to be paid in Deferred Share Units (DSUs). On an annual basis, an independent director can also elect to receive a greater percentage of his or her board membership retainer in DSUs.

In addition to the board membership retainer, the chairs of each of the corporate governance and nominating and corporate responsibility and technical committees received CAD $30,000 and the chair of the audit and risk committee received an additional CAD $70,000. Other members of the corporate governance and nominating and corporate responsibility and technical committees received an additional CAD $15,000 per committee and members of the audit and risk committee received an additional CAD $20,000. The committee chairs do not receive additional member fees for being part of the committee.

The independent chair received an additional CAD $235,000 but did not receive any fees for being a member of, and acting as chair of the human resource and compensation committee. Other members of the human resource and compensation committee received an additional CAD $15,000. In addition, independent directors (other than the independent chair) received a travel fee of CAD $2,000 per trip for travel from outside of Toronto to the board/committee meetings. The independent chair does not receive any travel fee.

Independent directors are also entitled to reimbursement of their reasonable board-related expenses.

The following table sets out details of the flat fee structure for independent directors for 2017:

2017 fees (CAD $)
Board chair (1)	$235,000

Board member	$210,000

Chair — audit and risk committee	$70,000

Chair — Corporate responsibility and technical and Corporate governance and nominating committees(2)	$30,000

Member (excluding the Chair) — Audit and risk committee	$20,000

Member (excluding the Chair) — Corporate responsibility and technical, Corporate governance and nominating or Human resource and compensation committees	$15,000

1.
For 2017, CAD $445,000 in total with the inclusion of his board membership retainer.

2.
Mr. Oliver, as the independent chair of the board, does not receive a separate fee for being a member of, and acting as chair of the human resource and compensation committee.

Deferred share units

The main purpose of the DSU plan is to strengthen the alignment of interests between the independent directors and the shareholders, by linking a portion of annual independent director compensation to the future value of the common shares.

A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board, thereby providing an ongoing equity stake in Kinross throughout the director's period of service.

DSUs are vested at the time of grant. Only independent directors of Kinross and its affiliates can receive DSUs. Dividends paid by Kinross prior to payment of the DSUs, if any, are credited to each holder of DSUs in the form of additional DSUs. The number of DSUs held by that holder multiplied by the amount of the per share dividend, divided by the closing share price on the date of the payment of the dividend, determines the additional DSUs to be credited for dividends.

The number of DSUs granted to an independent director on the last day of each quarter in respect of his or her current quarter compensation is determined by dividing the value of the portion of the director's flat fee to be paid in DSUs by the closing price of the common shares on the TSX on the business day immediately preceding the date of grant.

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At such time as an outside director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the Deferred Share Unit Plan.

As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any DSUs and is compensated solely as an officer of Kinross (see "Compensation discussion and analysis" for executives starting on page 49). A summary of the compensation earned by Mr. Rollinson for 2017 is provided in the "Summary compensation table" on page 96.

Share ownership

In 2007, the board established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, which from December 31, 2013 is three times. However, new directors have five years from the date of their appointment to reach the share ownership requirement. This policy was reviewed in 2016 by Mercer and was found to be aligned to the market. These guidelines are now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently revised in November 2017.

In the event an independent director's holdings fall below the minimum requirement at or after the applicable due date, the director will be required to top-up his or her holdings by fiscal year-end to meet the requirement. Since April 1, 2012, all directors have been required to receive a minimum of 50% of their board membership retainer in DSUs irrespective of when the director joined the board and whether or not their minimum shareholding requirement has been met. Kinross' Disclosure, Confidentiality and Insider Trading Policy (Policy) prohibits directors from engaging in transactions that could reduce or limit his/her economic risk with respect to equity securities granted as compensation or held, directly or indirectly, by the director. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments. A copy of the Policy may be accessed on the company's website at www.kinross.com.

The following table outlines the aggregate value of the common shares and DSUs held by each independent director who was on the board as of December 31, 2017 and whether he or she met Kinross' independent director share ownership requirement as of that date.

Name	Eligible share holdings CAD ($)(1)	Exceeds share ownership requirement by CAD ($)	Multiple of board retainer	Met current requirement
I. Atkinson(2),(3)	244,587	(385,413)	1.2	N/A

J. Brough(2)	1,471,917	841,917	7.0	Yes

K. Dyte(3)	48,597	(581,403)	0.2	N/A

J. Huxley	2,061,052	1,431,052	9.8	Yes

A. Lethbridge(2)	700,048	70,048	3.3	Yes

C. McLeod-Seltzer	1,290,999	660,999	6.1	Yes

J. Oliver	2,512,818	1,882,818	12.0	Yes

K. Osborne(2),(3)	555,200	(74,800)	2.6	N/A

U. Power(2)	1,408,342	778,342	6.7	Yes

1.
Greater of book or market value as at December 31, 2017. Book value was calculated using the grant price for DSUs and the cost at the time of purchase for common shares. Market value is calculated using the closing price of common shares as at December 29, 2017: CAD $5.42.

2.
Market value is greater than book value as at December 31, 2017.

3.
Mr. Osborne was appointed to the board on May 6, 2015 and has until May 5, 2020 to meet his shareholding requirement. Mr. Atkinson was appointed to the board on February 10, 2016 and has until February 9, 2021 to meet his shareholding requirement. Mr. Dyte was appointed to the board on November 8, 2017 and has until November 7, 2022 to meet his shareholding requirement.

As CEO of the company, Mr. Rollinson's share ownership requirements are described under "Share ownership" on page 61.

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Director compensation table

The following table sets out the fees earned by independent directors who served as directors during 2017 and the proportion of fees taken in the form of DSUs.(5)

Name	Board Membership Retainer in US$	Independent Chair Retainer in US$	Committee Chair Retainer in US$	Committee Member Fees in US$	Travel Fee in US$(1)	Total Fees Earned in US$(3)	2017 Total DSUs value vested or earned in US$(2)	Value of all outstanding DSUs as at Dec 31, 2017 in US$(4)
I. Atkinson	167,391	N/A	N/A	23,913	9,565	200,869	100,641	194,961

J. Brough	167,391	N/A	55,797	11,957	3,188	238,333	247,414	1,173,263

K. Dyte	27,899	N/A	N/A	4,650	3,188	35,737	16,275	16,275

J. Huxley	167,391	N/A	23,913	27,899	4,783	223,985	115,321	988,442

A. Lethbridge	167,391	N/A	N/A	27,899	N/A	195,290	205,477	558,008

C. Mc-Leod-Seltzer	167,391	N/A	23,913	11,957	9,565	212,826	106,931	829,377

J. Oliver	167,391	187,319	N/A	N/A	N/A	354,710	186,606	1,666,268

K. Osborne	167,391	N/A	N/A	23,913	9,565	200,869	201,286	442,548

U. Power	167,391	N/A	N/A	27,899	9,565	204,855	102,741	1,122,591

TOTAL	1,367,027	187,319	103,623	160,084	49,420	1,867,472	1,282,692	6,991,733

1.
Travel fees are paid in cash for all directors.

2.
Value as at December 31, 2017 of the 2017 compensation taken as DSUs.

3.
Portion of fees taken in cash and/or DSUs: All directors took 50% of fees in DSUs and 50% in cash with the exception of Messrs. Brough and Osborne and Ms. Lethbridge who took all of their fees in DSUs.

4.
Value as at December 31, 2017, of all outstanding DSUs, including dividends on DSUs of prior years. Please refer to the narrative under "Deferred Share Units" on page 38 for a description of the methodology used to grant and value DSUs.

5.
Compensation is paid in Canadian dollars and was converted to United States dollars for the purposes of this table using an exchange rate of CAD$1=US$0.7971.

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Board committee reports

Audit and risk committee

Members

John A. Brough (Chair)	Kerry D. Dyte	Ave Lethbridge	Una M. Power

The audit and risk committee is composed entirely of independent directors who are financially literate (as such term is defined in National Instrument 52-110 ) and at least two members, Mr. Brough (the chair), and Ms. Power are audit committee financial experts in accordance with the New York Stock Exchange ( NYSE ) standards and U.S. Securities and Exchange Commission (SEC) requirements. The audit and risk committee has a written charter setting out its responsibilities.

Generally, the audit and risk committee is responsible for overseeing:

•
the integrity of Kinross' financial statements,

•
the independent auditors' qualifications and independence,

•
the performance of the internal audit functions, and

•
the process for identifying and managing business risks.

The committee monitors Kinross' financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full board on financial reporting and controls matters. The committee

•
reviews the principal risks of Kinross' business and operations, and any other circumstances and events that could have a significant impact on the company's assets and stakeholders,

•
assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risks,

•
reviews all insurance coverage, and

•
reviews disclosure respecting oversight of management of principal business and operational risks.

In carrying out its mandate, the audit and risk committee met four times in 2017, on each occasion also meeting independent of management. The committee fulfilled its mandate by doing the following, among other things:

•
received reports from the disclosure committee chair,

•
reviewed and recommended for approval financial statements, management's discussion and analysis and financial information contained in press releases,

•
obtained treasury reports on cash flows, gold sales and borrowing matters,

•
reviewed and approved 2017 internal audit plan,

•
met with the internal audit function with and without management being present,

•
approved audit engagements,

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met with the external auditors with and without management being present,

•
obtained reports from the external auditors,

•
met with management separately,

•
reported to the board on financial, audit and internal control matters,

•
reviewed reports regarding Kinross' risk management activities including the operationalization of the enterprise risk management system,

•
received updates on material claims (actual contingent or potential) and material legislative changes,

•
received reports on and considered the company's compliance practices and whistleblower reports,

•
received updates on Kinross' privacy and data security risk exposures and measures taken to protect the security and integrity of its management information systems and company data, and

•
reviewed Kinross' general liability, property and casualty insurance policies and considered adequacy of coverage and the extent of any uninsured exposure.

Additional information regarding the company's audit and risk committee is contained in the company's annual information form (AIF) under the heading audit and risk committee and a copy of the audit and risk committee charter is attached to the AIF as Schedule A. The AIF is filed annually, on or about March 31, under the company's profile on SEDAR at www.sedar.com. A copy of the charter is also available upon request to the Corporate Secretary and on the company's website at www.kinross.com.

"John A. Brough"
Chair, audit and risk committee

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Corporate governance and nominating committee

Members

Ian Atkinson	Kerry D. Dyte	John M.H. Huxley* (Chair)	Catherine McLeod-Seltzer	Kelly J. Osborne

The corporate governance and nominating committee is composed entirely of independent directors. The mandate of the corporate governance and nominating committee has been formalized in its written charter. The committee's mandate continues to include responsibility for developing the company's approach to matters of corporate governance, responsibility for identifying and proposing new qualified nominees to the board, for assessing directors on an on-going basis and to review and make recommendations to the board as to all such matters.

Generally, the corporate governance and nominating committee's mandate includes:

•
assisting the independent chair in carrying out his responsibilities,

•
annually reviewing the board and committee charters,

•
evaluating the performance of the directors and the committees and assisting the Chair of the board with the evaluation of the board as a whole,

•
receiving periodic reports under the company's whistleblower program,

•
recommending procedures to enable the board to meet on a regular basis without management,

•
adopting procedures so that the board can conduct its work effectively and efficiently,

•
receiving periodic reports on compliance with core policies,

•
reporting to the full board on corporate governance matters,

•
reviewing the composition of the board to ensure that an appropriate number of independent directors sit on the board,

•
analyzing the needs of the board when vacancies arise,

•
overseeing implementation of an appropriate selection process for new board nominees,

•
making recommendations to the board for the election of nominees to the board,

•
continually engaging in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and

•
identifying needs of the board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

The corporate governance and nominating committee maintains an evergreen list of potential candidates for appointment to the board and a skills matrix to identify skills for recruitment when making changes to the board (see "Skills and experience" on page 37).

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In carrying out its mandate, the corporate governance and nominating committee met four times in 2017, and met independent of management on all of those occasions. The committee fulfilled its responsibilities by doing the following, among other things:

•
verified the independence of the directors,

•
reviewed external corporate governance surveys and improvements that could be made to Kinross' practices,

•
received reports on the whistleblower program and considered the company's compliance practices,

•
assessed performance of individual directors in accordance with previously approved processes (see "Assessing the board" on page 114), reviewed the completed board self-evaluation forms, individual director evaluation forms and the evaluation forms of the independent chair and the chief executive officer,

•
provided feedback to the full board regarding the above evaluations,

•
assessed the company's directors and officers liability insurance needs,

•
reviewed and made recommendations to the board for revisions to the Charters of the CGNC, HRCC and CRTC,

•
reviewed HRCC's recommendations regarding director compensation,

•
reviewed and made recommendations to the board for revisions to the Corporate Governance Guidelines and Shareholder Engagement Policy, and

•
completed a nomination process and recommended for approval the appointment of a new director.

The Corporate Governance Guidelines and the charter of the corporate governance and nominating committee are available on the company's website at www.kinross.com or upon request to the Corporate Secretary.

"John M. H. Huxley"*
Chair, corporate governance and nominating committee

*
Mr. Huxley retired from the board effective December 31, 2017.

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Corporate responsibility and technical committee

Members

Ian Atkinson	Catherine McLeod-Seltzer (Chair)	Kelly J. Osborne	Una M. Power

The corporate responsibility and technical committee is composed entirely of independent directors. The mandate of the corporate responsibility and technical committee, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally.

This includes:

•
providing advice to assist management in achieving the objectives set out in the Kinross environmental policy and framework, and discussing with management any necessary improvements to such policy and its framework of implementation,

•
assisting management in implementing and maintaining appropriate health, safety and corporate responsibility programs and obtaining periodic reports on such programs,

•
reviewing the qualifications of the individual selected by management to act as the internal qualified person to estimate and report mineral reserves and mineral resources,

•
reviewing the scope of mineral reserves and mineral resources assessments with regard to legal and regulatory matters, applicable securities legislation, industry practice and procedures relating to disclosure of information on mining activities,

•
considering with management, the material assumptions, operating parameters and methodologies used to create mineral reserve and mineral resources estimates,

•
reviewing and commenting on items in the annual budget related to exploration, development and operational matters,

•
reviewing material proposals for mining capital programs,

•
considering with management, the technical aspects of the company's material exploration, development, financing construction, mining projects and mine closure plans,

•
reviewing identification of risks related to exploration, development, and operating activities and the systems and practices in place for mitigating such risks, and

•
considering any relevant regulatory changes, initiatives and trends that may affect the company's exploration, development, operating activities, mineral reserves or mineral resources.

In carrying out its mandate, the corporate responsibility and technical committee met six times during 2017, on each occasion also meeting independent of management. The committee fulfilled its responsibilities by doing the following, among other things:

•
reviewed periodic reports from management on health and safety matters and environmental compliance reports,

•
obtained regular updates on reclamation matters,

•
obtained periodic updates on major project permitting activities, legislative and regulatory matters,

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received periodic updates on the company's community and government relations initiatives, and on the implementation of the company's corporate responsibility strategy,

•
received updates and reported to the board on the annual mineral reserve and resource statement,

•
received an update on company's risk assessment and risk mitigation measures as it relates to operations,

•
recommended to the board for approval a revised charter for the CRTC,

•
recommended to the board for approval the Tasiast Phase 2 expansion, the Round Mountain Phase W expansion and the Bald Mountain Vantage Complex project,

•
received an update on tailings management from the external independent tailings examiner,

•
reviewed and recommended to the board for approval, the 2018 operations and exploration budget, and

•
received an update on the company's material properties and exploration initiatives.

The committee also provided feedback and advice to management regarding the above matters and reported to the board on environmental, health, safety, project permitting and corporate responsibility matters related to the company's operations and activities.

A copy of the corporate responsibility and technical committee charter is available upon request to the Corporate Secretary and on the company's website at www.kinross.com.

"Catherine McLeod-Seltzer"
Chair, corporate responsibility and technical committee

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Human resource and compensation committee

Members

John A. Brough	Ave Lethbridge	John E. Oliver (Chair)

The human resource and compensation committee, which is composed entirely of independent directors, is responsible for making recommendations to the board on all matters relating to the compensation of the officers including Named Executive Officers ( NEOs ) , directors and employees of the company.

For the purpose of its mandate, the human resource and compensation committee reviews all aspects of compensation paid to management, directors and employees of other mining companies to ensure the company's compensation programs are competitive so that the company will be in a position to attract, motivate and retain high calibre individuals.

In 2017, the human resource and compensation committee engaged Mercer to provide it support in determining compensation for the company's senior executive officers and directors (see "Independent advice", page 54). Determinations made by the committee, however, also reflect factors and considerations other than the information provided by Mercer. For further discussion of the committee and its activities in this area see "Executive Compensation" starting on page 49 and "Compensation governance" on page 49.

The human resource and compensation committee annually reviews succession plans for the CEO and senior leadership team. Internal and external candidates are identified and the development plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly. The board becomes familiar with candidates for CEO and senior executive positions through presentations and annual joint management and board planning sessions. The mandate of the human resource and compensation committee has been formalized in a written charter.

In carrying out its mandate, the human resource and compensation committee met six times in 2017, on each occasion also meeting independent of management.

In fulfilling its mandate in 2017 with respect to total compensation, the human resource and compensation committee:

•
approved equity grants,

•
reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year,

•
reviewed and approved the human resources strategy for 2017,

•
reviewed the existing compensation model including the philosophy, methodology and program design,

•
examined and approved the 2017 comparator groups,

•
reviewed long-term incentive plan program attributes including mix of restricted share units, options and restricted performance share units versus the comparator group and the TSX 60, as discussed on page 57,

•
"Stress tested" executive compensation programs to understand the range of possible outcomes under current plans and as a result of current equity holdings,

•
reviewed compensation programs to satisfy itself that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud,

•
reviewed employment contract terms for all senior executives,

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•
reviewed succession plans for the CEO and senior leadership team, as well as other critical senior management positions, reviewed internal and external candidates identified for each position,

•
reviewed and recommended all compensation matters as they related to the senior executives including employment offers, promotions and severance arrangements,

•
compared Kinross' performance relative to the comparator group and benchmarks,

•
completed an assessment of performance results relative to the strategic plan of the company and the annual four point plan,

•
reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the CEO and other members of the senior leadership team and monitored and evaluated the performance of the CEO and other members of the senior leadership team,

•
recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the board for approval,

•
continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters,

•
reviewed all of the company's global pension plans, and

•
received updates on the various shareholder engagement initiatives undertaken by the company and provided guidance where necessary.

A copy of the human resource and compensation committee charter is available upon request to the Corporate Secretary and on the company's website at www.kinross.com.

"John E. Oliver"
Chair, board of directors
Chair, human resource and compensation committee

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Executive compensation discussion and analysis

Philosophy and approach

The following summarizes Kinross' compensation philosophy for the senior leadership team, outlining the key objectives of this program, as well as the key features which support meeting these objectives:

Kinross' executive compensation program covers the senior leadership team: the President and Chief Executive Officer (CEO) and his direct reports. The five named executive officers (NEOs) were members of the senior leadership team in 2017 and participated in the executive compensation program which includes base pay, a short-term cash incentive and long-term equity incentives, as well as pension and other benefits.

Compensation governance

Compensation oversight

Oversight of Kinross' director and executive compensation programs falls under the human resource and compensation committee.

In 2017, four independent directors sat on the human resource and compensation committee. The board determined that the composition of the committee should include the chair of the board and the chairs of the corporate governance and nominating committee and the audit and risk committee so that the human resource and compensation committee may benefit from input from their respective committees and expertise.

The committee also included directors with ongoing direct industry involvement and relevant legal background, resulting in a well-rounded skill and knowledge base. All such directors were independent, and their average tenure on the human resource and compensation committee was more than ten years.

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EXECUTIVE COMPENSATION

All of the 2017 human resource and compensation committee members have gained experience in human resources and compensation matters by serving as senior executives of major organizations and were directly involved in the design, review and implementation of evolving changes to major compensation programs at such organizations. In addition, one member had specific experience and expertise in executive compensation and human resources management, and one member served on the compensation committees of other public issuers.

All of the members of the human resource and compensation committee were financially literate.

In 2017, three human resource and compensation committee members were also members of the audit and risk committee thus helping to ensure that material risks identified by the audit and risk committee are considered in determining executive compensation.

You can find more information about the background, experience and independence of each human resource and compensation committee member by reading their profiles under "About the nominated directors", starting on page 24.

Say on pay and shareholder engagement

Kinross is committed to engaging with its shareholders on a range of matters, from company performance to corporate responsibility, and from governance to executive compensation (see also "About shareholder engagement" on page 119). Over the past year, Kinross board members and senior executives have engaged with our shareholders on a number of occasions to discuss items of interest to those shareholders.

In 2011, Kinross implemented a non-binding advisory vote to provide shareholders with an opportunity to vote on the company's approach to executive compensation. Following each annual general meeting, all voting results, including the results of the "say on pay" vote, are publicly filed under the company's profile on the SEDAR website at www.sedar.com. Our "say on pay" voting results are summarized below.

Year	Votes "for" (%)
2011	95.67%

2012	78.47%

2013	78.34%

2014	74.75%

2015	94.11%

2016	88.76%

2017	93.93%

In 2014, we initiated a shareholder outreach program specific to compensation and governance where we contacted shareholders who had holdings totaling, in aggregate, over one-third of our issued and outstanding shares as well as the two proxy advisory firms. This program was very successful, leading to a very productive dialogue between Kinross management and the board, and key shareholders. As a result, we have made this outreach an annual event and have met with shareholders during the 2015-2016, 2016-17, and 2017-18 cycles.

The feedback we receive during these meetings is shared with the human resource and compensation committee and considered when reviewing our compensation programs. Over the past four years, it has been a factor that has influenced a number of changes that we have made to our compensation and governance programs.

In 2017, we held our most extensive shareholder outreach program, contacting our thirty largest shareholders (with the exception of four broker-dealers) holding, in aggregate, over 50% of our issued and outstanding shares. Meetings or calls were arranged with those shareholders who expressed an interest, with Kinross participants including members of senior management, and a member of the board of directors when so requested. The discussions centered around company performance, governance, executive compensation and corporate responsibility. Key themes from these meetings were as follows:

  Board refresh: When we first began our shareholder outreach we received many questions relating to board tenure, succession, and refresh. Since 2012, the Kinross board has been overseeing a deliberate and gradual refresh that has

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  transformed the make up of the board. Feedback from shareholders was unanimous in expressing satisfaction with the outcome of this refresh, including:

  •
  Reducing average tenure from 9.4 to 8.7 years

  •
  It should be noted that the upcoming retirements of Messrs. Brough and Oliver will further reduce average board tenure

  •
  Reducing average age from 62.2 years to 60.9 years

  •
  Increasing diversity from 11% to 33% women

  Over that period, we have replaced five of the nine board members and have enabled effective succession and knowledge transfer in key skills areas. This refresh has been supported by a number of best practices including term limits, mandatory retirement, a skills matrix, an evergreen list, a board diversity policy, board evaluation process, and a board orientation and director education program.

  Performance measures in incentive plans: This continued to be an area of interest to shareholders who want to understand the rationale for the metrics chosen and discuss possible alternate measures. Generally shareholders are in agreement that incentive measures are most effective when they are focused on areas within management's control, and several shareholders noted that they do not want to see an over focus on total shareholder returns ( TSR), especially in a short-term incentive plan. Considering that feedback, the committee decided for 2018 to reduce the weighting on TSR in our short-term incentive plan and increase the weighting associated with specific initiatives directly within management's control. We also continue to enhance our disclosure relating to our incentive plan measures and the rationale for these, in both our short-and long-term incentive plans.

  During 2016 and 2017, significant work was done to review possible alternative measures which could be incorporated in our long-term incentive plan. We looked at a range of possible return and per share metrics, reviewed company performance on these metrics over the last five years on an absolute and relative basis and over different time horizons, and considered whether these metrics were reflective of company performance. We assessed various external factors or one-time events (such as impairments, acquisitions) that either have impacted or could impact the outcomes of these metrics, and considered what the risks might be with different metrics relating to manipulation or encouraging behaviours which were not in the long-term best interests of the company. We then considered expected future expenditures and investments and timeframes for a return to be achieved and measured. Different concerns were discussed relating to a number of the metrics and whether they would appropriately reflect performance over a three-year timeframe (current vesting period for our long-term incentives). As a result, the decision was made to continue with our existing measures for another cycle. We continue to gather additional input from shareholders and consider alternatives with the goal of enhancing the metrics used in our long-term incentive plan.

  Corporate responsibility: There was general interest in understanding more about the work we have done to increase diversity on the board, our approach to disclosure regarding safety and environmental matters, and how such items are considered in our assessment of performance and determination of incentives. Based on feedback from shareholders, we have enhanced our disclosure relating to these areas in this circular. Our primary disclosure remains our Corporate Responsibility reports, and we also include a discussion of key items in our Annual Report.

We appreciated the input from our shareholders received during this cycle, including the positive feedback on the improvements we have made to our disclosure, and the suggestions made for future improvements to our programs. The input is truly valuable in helping us understand what is most useful to our shareholders.

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Managing risk

Within the context of Kinross' risk oversight practices, the human resource and compensation committee seeks to approve compensation programs that motivate executives to take action to fulfill the business objectives of the company's strategy without taking undue risks.

Our compensation program for executives includes a number of important compensation and governance best practices that we believe help mitigate risk in this program:

What we do

✓	Link incentive compensation measures to strategic and annual objectives

✓	Use diversified measures to assess company and individual performance to provide a balanced approach to incentives and avoid undue focus on any particular measure

✓	Cover a range of time periods in our incentive plans to balance short-term objectives and longer term performance measurement (from one to seven years)

✓	Tie pay to performance by having more than 78% of NEO total direct compensation "at-risk", with annual incentive awards determined based on operational and relative performance

✓	Cap incentive payments (150-200% of target on short-term incentives, and 200% of target on restricted performance share unit (RPSU) vesting)

✓	Align realized pay to total shareholder returns by providing a significant portion of total compensation in equity awards, and increasing the weighting on performance-based equity while decreasing the weighting on stock options

✓	Benchmark compensation against a size and industry appropriate comparator group and target compensation in the median range

✓	Align interests of executives with those of shareholders through meaningful share ownership guidelines

✓	Use an independent compensation advisor

✓	Apply board discretion, upward and downward, as appropriate to address exceptional circumstances not contemplated by the performance measures

✓	Provide shareholders with a "say-on-pay" and conduct an annual shareholder outreach

✓	Maintain compensation recoupment policies

✓	Maintain double-trigger change of control provisions in executive agreements

✓	Conduct an annual risk review of, and include a number of risk mitigation measures in, our compensation programs

✓	Implement equity plans that prohibit option cash buyouts and repricing

✓	Prohibit the senior leadership team, executives, employees and directors from hedging personal holdings against a decrease in the price of our common shares

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What we don't do

✗	Provide guaranteed minimum payouts on incentive plans or guaranteed vesting levels for RPSUs

✗	Credit additional years of service not earned in the retirement plan

✗	Provide future executive agreements that provide severance benefits exceeding two times base salary, bonus and benefits

✗	Reprice or reload options

✗	Provide loans to executives

✗	Provide excise tax gross-ups for change-in-control payments

Annual risk review

Each year, the human resource and compensation committee completes a risk review of the compensation programs, policies and practices for executives and other employees.

This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk. The goal is to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making, or fraud.

As part of its compensation risk review in 2017, the human resource and compensation committee completed the following:

Reviewed "risk" in Kinross' global compensation programs
Objective	Assess whether compensation plans might incent or motivate inappropriate risk-taking, or cause executives to take actions that could have a significant negative impact on the company.

Process	The human resource and compensation committee reviewed Kinross' compensation programs, practices, and documentation in the context of:
• incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls and processes;
• Canadian Securities Administrators' examples of potential situations that could encourage an executive officer to expose the company to inappropriate or excessive risks; and
• key business risks.
Internal audit and risk has reviewed the materials prepared and provided comments prior to the materials being presented to the committee.

Outcome	The human resource and compensation committee has reviewed Kinross' compensation programs and practices and has not identified any compensation programs or practices that could motivate decision makers, individually or collectively, to take actions that could have a significant negative impact on the organization. Furthermore, the human resource and compensation committee is comfortable that Kinross' key business risks and related performance measures are appropriately considered in our incentive plans.

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Stress-tested the senior leadership team's compensation
Objective	Consider a range of performance outcomes, and how these would affect compensation payable to determine if rewards are appropriate under various scenarios.

Process	The human resource and compensation committee reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans and alignment to performance, as follows:
• base salary fixed at current levels;
• short-term incentive payouts at various possible levels of achievement (50% of target, at target, and maximum);
• all outstanding LTI at a range of possible future values:
• share prices ranging from -30% up to +120%; and
• RPSUs vesting at 50%, 100% and 150% of granted units.
In addition, the human resource and compensation committee reviewed the variation in the mix of equity realizable under different share price scenarios.

Outcome	The human resource and compensation committee is satisfied that the range of possible outcomes delivered by Kinross' compensation programs is appropriate and provides for alignment with performance. In addition, the committee is comfortable that the potential range of realized gains on outstanding long-term incentive awards is aligned to the creation of shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions about short-term incentive payouts and equity grants.

Reviewed realizable pay
Objective	Understand actual compensation outcomes for the CEO relative to peers, and review the effectiveness of the compensation program in aligning pay to performance.

Process	The human resource and compensation committee reviewed a range of realized and realizable pay calculations as follows:
	•	Reviewed both realized pay and realizable pay for the CEO calculated using: Equilar, ISS, Conference Board Working Group, and SEC "compensation actually paid" methodologies;
	•	Compared realized / realizable pay and performance to six key gold comparators and the full comparator group over a three year period (2014-2016); and
	•	Considered several different readily available performance measures: net income, revenue growth, total shareholder returns, and change in operating cash flow.

Outcome	The human resource and compensation committee is satisfied that realizable pay over the three-year period when considered relative to peers demonstrated pay for performance alignment. Realizable pay showed strong alignment to relative TSR performance under all methodologies. On realized pay, Kinross ranked below median, yet relative TSR was about the median, and operating performance was equal to or better than the median.

Independent advice

The human resource and compensation committee has retained Mercer Canada Ltd. (Mercer) as its independent advisor since 2002 to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking. Mercer's mandate includes:

•
Competitive market benchmarking analysis for the senior leadership team;

•
Competitive market benchmarking analysis for the independent directors; and

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•
Review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites) and governance.

Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies (MMC), and as such is affiliated with a number of other specialized organizations also owned by MMC such as Oliver Wyman, Marsh Canada, and National Economic Research Associates. These affiliate organizations have provided services to Kinross that are not related to executive compensation.

Mercer's professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the company in rendering his or her advice and recommendations. Mercer consultants are not compensated based upon client revenue from other lines of business or other MMC companies. As such, fees paid by Kinross to Marsh Canada of $1,218,587 do not impact or influence the compensation paid to Kinross' board advisor. The board is confident that Mercer's independence and objectivity is not compromised by the relationships the company has with other MMC entities and continues to consider Mercer to be independent. Detailed below is the SEC six factor independence test which is reviewed annually by Kinross' human resource and compensation committee.

1.
Provision of other services to Kinross Gold Corporation by the advisor's employer

2.
Amount of fees received from Kinross Gold Corporation by the advisor's employer as a percentage of employer's annual revenue (revenue concentration percentage)

3.
Policies and procedures of the person that employs the advisor designed to prevent conflicts of interest

4.
Any business or personal relationship of the advisor with a member of the compensation committee

5.
Any stock of the issuer owned by the advisor or his or her immediate family

6.
Any business or personal relationship of the advisor with an executive officer at Kinross Gold Corporation

Although Mercer provides independent advice to the human resource and compensation committee, the decisions reached by the committee reflect factors and considerations beyond the information and recommendations provided by Mercer.

In respect of fiscal 2017, Mercer conducted a competitive benchmarking analysis for the NEOs and other members of the senior leadership team and independent directors, provided assistance with the drafting of the management information circular disclosure, and updated the committee regarding governance matters. Mercer attended all or part of the human resource and compensation committee meetings.

The human resource and compensation committee must pre-approve services that Mercer provides to the company at the request of management with respect to executive compensation. From time to time Mercer and affiliate organizations may provide services to the company that are not related to executive compensation. The human resource and compensation committee reviews and considers those services and fees annually, but does not pre-approve such services.

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Below is a summary of the fees paid to Mercer for its services to the human resource and compensation committee as well as fees paid to affiliates of Mercer for their unrelated services to the company, for the last two fiscal years ended December 31, excluding applicable taxes.

Services provided	2017 (US$)(1)	Services provided	2016 (US$)(1)
Executive compensation-related fees	$80,271	Executive compensation-related fees	$68,399

Competitive benchmarking analysis for the NEOs and independent directors		Competitive benchmarking analysis for the NEOs and independent directors

Assistance with drafting of proxy disclosure		Assistance with drafting of proxy disclosure

Governance updates		Governance updates

Attendance at human resource and compensation committee meetings		Attendance at human resource and compensation committee meetings

Other fees – Mercer	$61,755	Other fees – Mercer	$64,601

Published surveys, industry data, market benchmark		Published surveys, industry forums and data, cost of living report

Global mobility membership		Global mobility membership

Other fees – affiliated organizations	$1,218,587	Other fees – affiliated organizations	$1,715,395

Marsh Canada Limited – insurance brokerage fees		Marsh Canada Limited – insurance brokerage fees and insurance claim advocacy

1.
Fees paid to Mercer and affiliated companies were either in United States dollars, or in Canadian dollars and converted to United States dollars for purposes of this table, using the following US$ exchange rates for CAD $1.00: 2017 – 0.79713; 2016 – 0.7448.

Annual review and decision-making

Meeting the objectives of the company's executive compensation program requires careful consideration of several key factors:

•
market comparators

•
compensation elements and mix

•
executive share ownership

•
paying for performance

It also requires diligent oversight and alignment with prudent risk-taking, as described under "Compensation governance" on page 49.

The human resource and compensation committee reviews each of these factors and the program as a whole on an annual basis to satisfy itself that they continue to be fair, competitive, and aligned with the objectives of the compensation program. They also consider shareholder feedback and best practices. Details on changes made as a result of the 2017 review are described in the following sections.

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Market and peer reviews

To ensure that our executive compensation program continues to "enable Kinross to attract and retain high performing executives", the human resource and compensation committee approves the companies in Kinross' compensation comparator group on an annual basis. In 2017, the committee considered companies that are similar to Kinross in size, scope, complexity of operations; and that are appropriate and reflective of the companies with which Kinross competes for executive management talent and/or capital. To be included in our compensation comparator group, a company needed to meet the criteria noted.

In completing this review and making changes, the committee:

•
Considered shareholder feedback relating to the composition of the comparator group;

•
Wanted to maintain a high degree of comparability from year to year in the comparator group to minimize volatility in the compensation targets;

•
Looked to keep a high proportion of the comparator group in the gold mining sector; and

•
Broadened the criteria to consider companies that were between one-third and three times Kinross' size on either market capitalization and/or revenue. This larger range better reflected companies in the comparator group. In addition, we added revenue as a better measure of size than market cap alone, considering revenue as a good proxy for production.

As a result of this review, the committee made a few changes to the companies included in the comparator group, removing Agrium Inc. and Encana Corporation, which are not in the mining industry, and adding Lundin Mining, a Canadian mining company with global operations.

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The following is the 2017 compensation comparator group, along with the financial data considered by the committee when they approved the comparator group in the first half of 2017:

			Revenue (US$millions)		Market Cap (US$millions)

Company (TSX or NYSE Ticker Symbol)	Industry (GICS)	Scope of Operations(2)	5 Year Average (2012-2016) (US$)(1)	Dec 31/16 (US$)(1)	5 Year Average (2012-2016) (US$)(1)	2016 Average (US$)(1)
Agnico Eagle Mines Ltd (AEM)	Gold	Canada, Finland, Mexico	$1,915	$2,138	$7,035	$9,879

AngloGold Ashanti Limited (AU)	Gold	Argentina, Australia, Brazil, Colombia, Democratic Republic of Congo, Ghana, Guinea, Mali, Tanzania	$4,980	$4,085	$7,241	$5,867

Barrick Gold Corporation (ABX)	Gold	Argentina, Australia, Canada, Chile, Dominican Republic, Papua New Guinea, Peru, Saudi Arabia, United States, Zambia	$10,949	$8,558	$22,375	$18,996

Cameco Corporation (CCO)	Coal & Consumable Fuels	Canada, Kazakhstan, United States	$2,085	$1,837	$6,810	$4,205

Cliffs Natural Resources Inc. (CLF)	Steel	Australia, United States	$3,812	$2,109	$2,980	$1,051

Eldorado Gold Corp. (ELD)	Gold	Greece, Turkey	$850	$433	$5,047	$2,564

First Quantum Minerals Ltd. (FM)	Copper	Australia, Finland, Mauritania, Spain, Turkey, Zambia	$3,046	$2,673	$8,387	$4,924

Gold Fields Limited (GFI)	Gold	Australia, Ghana, Peru, South Africa	$2,919	$2,749	$4,750	$3,490

Goldcorp, Inc. (G)	Gold	Argentina, Canada, Dominican Republic, Guatemala, Honduras, Mexico	$3,918	$3,510	$20,665	$13,278

IAMGOLD Corporation (IMG)	Gold	Burkina Faso, Canada, Mali, Suriname	$1,103	$987	$2,136	$1,445

Lundin Mining Co. (LUN)	Copper	US, Portugal, Sweden, Spain, Democratic Republic of Congo, Chile, Finland	$1,130	$1,546	$2,716	$2,617

New Gold Inc. (NGD)	Gold	Australia, Canada, Mexico, United States	$739	$684	$2,930	$2,041

Newcrest Mining Limited (NCM)	Gold	Australia, Côte d'Ivoire, Indonesia, Papua New Guinea	$3,809	$3,295	$11,736	$11,441

Newmont Mining Corporation (NEM)	Gold	Australia, Ghana, Suriname, Peru, United States	$8,003	$6,711	$16,367	$17,542

Randgold Resources Limited (RRS)	Gold	Democratic Republic of Congo, Côte d'Ivoire, Mali	$1,122	$1,201	$7,634	$8,464

Teck Resources Limited (TCK)	Diversified Metals & Mining	Canada, Chile, Peru, United States	$8,148	$7,025	$12,223	$7,698

Yamana Gold Inc. (YRI)	Gold	Argentina, Brazil, Canada, Chile	$1,905	$1,788	$6,742	$3,640

1.
Source of revenue and market capitalization: Bloomberg, using US Ticker.

2.
Scope of operations information was gathered from each company's corporate website.

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The following charts show Kinross' size relative to the comparator group (based on revenue and market capitalization), as well as the breakdown of the comparator group by industry (based on the Global Industry Classification Standard, or GICS):

Figures in chart may not add up to 100% due to rounding.

The compensation data gathered for the companies in the comparator group is referenced when determining a starting base salary for new executives, when considering annual total compensation awards (base salary increases, short-and long-term incentives) for the company's senior leadership team, as well as when reviewing other elements of the total compensation provided (e.g. pension and benefits), and market best practices. In addition, the human resource and compensation committee reviews compensation levels of companies in the S&P TSX 60 to understand the position of Kinross' compensation relative to the general Canadian market.

Each compensation element for each NEO is reviewed against the 50th percentile and the 75th percentile for comparable positions within the comparator group. The company targets total compensation in the median range of the comparator group, however other factors will influence the position of an executive's actual total compensation in any given year, including: the number of applicable comparator positions, internal equity, time in role, unique roles and responsibilities, and company and/or individual performance. Emphasis is placed on incentive or "at-risk" compensation so that total compensation reflects performance. Where an executive is new to the role or executive performance is below expectations, total compensation will be lower relative to the market; where executives achieve exceptional results, it will result in higher total compensation. However, in all cases the comparator data is used as a reference and guideline, and other factors are considered by the human resource and compensation committee in determining compensation for executives.

In addition, the company maintains a performance peer group, which is limited to the 12 gold companies in the compensation comparator group. As these companies are subject to the same commodity cycle and price pressures, we believe they are the most relevant group for assessing performance. The human resource and compensation committee considers this peer group when assessing Kinross' relative total shareholder returns and relative performance on other metrics.

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Compensation mix

To meet the objectives of the Kinross executive compensation program, Kinross has chosen to use a variety of forms of compensation, including base pay and "at-risk" compensation (short- and long-term incentives), as well as pension and other benefits. Kinross believes this mix will enable us to attract and retain a top calibre senior leadership team, align their interests with Kinross' long-term strategy and the interests of shareholders, and reinforce Kinross' strategic performance and execution of strategic objectives. The human resource and compensation committee has established a target pay mix (the proportion of total direct compensation which comes from each of base salary, short-, and long-term incentives) for senior executives. The target mix is reviewed annually to ensure that it continues to be effective and adjustments are made from time to time as necessary. When annual compensation recommendations are prepared, actual mix is reviewed and adjustments to compensation may be made to better align proposed compensation to the target pay mix. For example, the committee intends that a minimum of 50% of total direct compensation be in the form of equity. For 2017, after the initial compensation recommendations were prepared and the mix reviewed, the decision was made to adjust Mr. Gold's cash and equity compensation to achieve this target, as outlined in greater detail under 'Individual performance'.

The mix in direct compensation achieved in 2017 for Kinross' CEO and the average mix for the other NEOs is set out below. Further details regarding each element of compensation can be found under "Components of Executive Compensation" starting on page 65.

2017 compensation mix – President and CEO
Paul Rollinson	Actual (US$)

Base salary	1,115,940

Short-term incentive	1,854,692

Equity – RPSUs	1,813,402

Equity – RSUs	1,088,041

Equity – options	725,361

Total equity	3,626,804

Total "at-risk" compensation	5,481,496

2017 average compensation mix – Other NEOs
Other NEOs (excluding CEO)	Actual (US$)

Base salary	489,220

Short-term incentive	556,835

Equity – RPSUs	579,193

Equity – RSUs	347,516

Equity – options	231,677

Total equity	1,158,385

Total "at-risk" compensation	1,715,220

Compensation is in Canadian dollars and was converted to United States dollars for purposes of these graphs using the exchange rate of CAD $1.00 = USD $0.7971.

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The mix of long-term incentive components is also reviewed annually. Kinross introduced restricted performance share units (RPSUs) as part of the 2008 annual compensation awards, with a weighting of 5% of total equity awards. Since then, the human resource and compensation committee has increased the RPSU weighting on five occasions, such that RPSUs have made up 50% of the equity granted to the members of the senior leadership team since 2015 (2014 in the case of the CEO).

In all other aspects, the human resource and compensation committee concluded that the company's compensation mix in 2017 met its stated objectives.

Share ownership

An important objective of Kinross' executive compensation plan is to align executive interests with Kinross' long-term strategy and the interests of shareholders. To accomplish this objective, we include long-term equity-based incentives (most of which are settled in common shares) as a significant portion of annual compensation, and require the senior leadership team (SLT) to hold common shares.

Kinross implemented a share ownership policy for its senior executives in December 2006, and then reviewed and updated it to increase the share ownership requirements in February 2008, and to include a portion of an executive's RPSUs in the calculation in 2012. No change to the policy is currently planned in 2018; however Kinross will be completing its annual review of its programs later this year to ensure alignment with market best practices, its long-term strategy, and the interests of shareholders.

Under this policy, NEOs and certain other senior executives are required to hold a minimum value in common shares, equity-settled restricted share units, and/or RPSUs (but not options), determined as a multiple of his or her average year-end base salary for the most recent three years (average salary). The value held is determined as the greater of book value or market value of the common shares and/or restricted share units (including 80% of RPSUs) held by the executive. Senior executives must meet this requirement within three years of being hired or promoted to a level with a higher share ownership requirement.

Kinross prohibits the senior leadership team, executives, employees, and directors from hedging personal holdings against a decrease in the price of our common shares.

While the company has not implemented a holding policy, as a practice Kinross executives generally hold most of the shares they receive, both before and after meeting the share ownership requirements. For example, our CEO has not sold any shares in the past seven years, except to cover taxes payable in connection with the issuance of these shares. The following table shows the status of each NEO's holdings relative to the share ownership requirements on December 31, 2017. All of Kinross' NEOs who have reached the deadline for achieving their share ownership requirements have met or exceeded their requirements.

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Name	Eligible share holdings(1),(2),(3)						2017 share ownership

	Value of RSUs (US$)	Value of RPSUs (US$)	Value of common shares (US$)	Value of total (US$)	Required multiple of average salary	Required value(4) (US$)	Holdings multiple of average salary	Multiple of requirement met(3)	Deadline to meet requirement(5)

	# of RSUs	# of RPSUs	# of common shares	# of total
J. Paul Rollinson	$2,465,406	$5,216,705	$4,714,343	$12,396,454	5x	$5,313,999	11.7x	2.3	n/a
	570,659	1,207,492	1,091,212	2,869,363

Tony S. Giardini	$1,061,443	$1,880,217	$1,941,055	$4,882,715	3x	$1,578,258	9.3x	3.1	n/a
	245,688	435,207	449,289	1,130,184

Geoffrey P. Gold	$881,882	$1,584,895	$2,929,109	$5,395,886	3x	$1,642,026	9.9x	3.3	n/a
	251,928	452,105	430,236	1,134,269

Lauren M. Roberts	$675,997	$574,998	$631,876	$1,882,871	3x	$1,358,557	4.2x	1.4	January 1, 2020
	156,471	133,093	146,258	435,822

Paul B. Tomory	$453,798	$392,199	$320,275	$1,166,272	3x	$1,000,724	3.5x	1.2	January 1, 2020
	105,039	90,781	74,133	269,953

1.
Common shares and equity-settled RSUs (including 80% of RPSUs) but not options.

2.
The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs/RPSUs, or the grant value for unvested RSUs/RPSUs.

3.
Values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.7971.

4.
Based on the average year-end base salary for the years 2015, 2016 and 2017. Average year-end salary is in Canadian dollars (with the exception of Mr. Robert' 2015 salary) and was converted to United States dollars using the exchange rate of CAD $1.00 = USD $0.7971.

5.
New NEOs have three years from date of hire or promotion to a role to meet their share ownership requirements. The newest NEOs are Mr. Roberts who was promoted to Senior Vice-President and Chief Operating Officer on January 1, 2017, and Mr. Tomory who was promoted to Senior Vice-President and Chief Technical Officer on January 1, 2017.

How we pay for performance

A substantial portion of the senior leadership team's compensation is at risk and linked to the company's performance:

•
short-term incentive payments are determined based on annual company performance,

•
RPSUs vest based on company performance over a three-year period, and

•
the realized value from equity incentives reflects share price performance over time.

Kinross' annual operating performance objectives are laid out in its Four Point Plan, with a short-list of strategic measures aligned to the Four Point Plan being used to measure company performance for the senior leadership team (the SLT measures). Each year, the board considers the key priorities and approves the specific performance measures and associated metrics for the year, which are linked to the company's core purpose of leading the world in generating value through responsible mining, and are aligned to the long-term strategy, as further discussed under "Assessing 2017 company performance" on page 75. More detailed tactics and objectives are cascaded through the organization to provide alignment with performance objectives.

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At the end of the year, company performance is assessed based on the Four Point Plan and SLT measures, and individual performance is assessed based on related individual objectives. In addition, company performance is reviewed relative to competitor companies. Considering both absolute and relative performance, individual and company performance multipliers are established for short-term incentive purposes, and a multiplier is determined to calculate long-term incentives. These decisions drive the calculation for the initial compensation recommendations for the senior leadership team, including the CEO, as outlined below.

After reviewing the initial compensation recommendations, the CEO and the human resource and compensation committee may make adjustments based on pay mix, market positioning, internal equity, retention and shareholder returns, as well as extraordinary circumstances.

For more information on the performance measures established for the company and each individual, as well as actual performance relative to these targets which was considered in establishing individual and company multipliers, see "2017 SLT measures" on page 77, and "Individual performance – Named executive officers", starting on page 89.

Using discretion

Kinross seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. While the emphasis is on actual and relative performance, as well as competitive market data, the CEO and the human resource and compensation committee may also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.

In respect of compensation outcomes for 2017, the human resource and compensation committee applied its judgment in the assessment of company and individual performance, and felt that the compensation outcomes resulting from the application of the compensation programs and formulae were generally appropriate. However, the committee elected to exercise its discretion to reduce the individual performance rating for the President and CEO and the Senior Vice-President and Chief Operation Officer to 100% in consideration of the fatality. In addition, the committee exercised discretion to reduce Mr. Gold's short-term incentive and increase his long-term incentive by the same amount to achieve the target pay mix. The committee did not exercise any further discretion to change the compensation outcomes.

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Compensation approval process

The executive compensation process depends on assessing company and individual performance. The annual cycle to measure performance, then determine and approve executive compensation, is as follows:

The CEO evaluates his direct reports based on their performance against individual objectives and their contribution to overall company performance. Based on that assessment, he makes a recommendation for approval to the human resource and compensation committee regarding their individual short-term incentive (STI) component. The CEO and human resource and compensation committee may also exercise discretion when making incentive compensation decisions, as outlined under "Using discretion" above.

Details of the compensation granted to the NEOs are reported in the "Key summary tables" starting on page 96.

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Components of executive compensation

The table below summarizes the components of our 2017 executive compensation plan applicable to all NEOs. More information about the individual components and mix can be found on pages 65 to 74.

Component	Form	Period	How we determine the award
Base salary	Cash (page 65)	One year	Based on role, market comparators, internal equity, individual experience, and performance.

Short-term incentive	Cash (page 66)	One year	Target award is established based on market comparators and internal equity. Actual awards are based on company and individual performance, and consider overall pay mix guidelines.

Long-term (equity) incentive (pages 67 - 71)	Restricted share units (RSUs) (page 68)	Three years; vest in thirds over three years	Target grant value based on market comparators.

Actual grant value may be above or below target based primarily on company and individual performance.

The human resource and compensation committee determines the mix of equity to be granted to NEOs for each calendar year. For 2017, RSUs made up 30% of each NEO's long-term incentive award, and are 50% cash-settled and 50% equity settled.

Restricted performance share units (RPSUs) (pages 70)	Three years; vest at end of three years, based on performance relative to targets	Target grant value based on market comparators.

Actual grant value may be above or below target grant value based primarily on company and individual performance.

The final number of shares vested is based on company performance relative to performance measures. For the 2017 grant, these measures were: relative total shareholder return; production; and all-in sustaining cost(1) per gold ounce sold.

For the 2017 grant, RPSUs made up 50% of each NEO's long-term incentive award. RPSUs are 100% equity-settled.

Options (page 71)	Seven year term; vest in thirds over three years	Target grant value based on market comparators.

Actual grant value may be above or below target based primarily on company and individual performance.

For the 2017 grant, options made up 20% of each NEO's long-term incentive award.

Employee benefits and perquisites	Benefits and perquisites (page 72)	Ongoing	Based on market comparators. Includes life, accidental death, critical illness, and disability insurance, health & dental coverage, benefit reimbursement plan, security services, and other benefits.

	Employee share purchase plan (page 73)	Continuous based on eligibility requirements	Employees, including NEOs, may contribute up to 10% of their base salary. 50% of the participant's contribution is matched by the company on a quarterly basis and total contributions are used to purchase company shares.

Retirement allowance	Executive retirement allowance plan (page 73)	Ongoing	Based on market comparators. 15% or 18% of base salary and target bonus, accrued quarterly.

1.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross' Management's Discussion and Analysis for the year ended December 31, 2017.

Base salary

To attract and retain a high-performing senior executive team, Kinross targets base salaries around the median of the compensation comparator group.

Base salaries paid to individual executives reflect:

•
the scope, complexity and responsibility of the position;

•
salary levels for similar positions in Kinross' comparator group;

•
the executive's previous experience; and

•
the executive's performance.

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Each year Kinross reviews competitive market data and completes individual performance assessments. Where necessary, base salaries are adjusted to reflect individual performance, internal equity, and to remain competitive in the market. The human resource and compensation committee reviewed base salaries in February 2017 and, following two years of salary freeze, the committee approved increases for the existing SLT members to recognize performance and to better align to the market and internal equity. The committee again reviewed salaries in February 2018, but felt the salaries continued to be appropriate relative to performance, internal equity, and the market, and no further adjustments were made. The following are the salaries for the named executive officers (all in Canadian dollars) for both 2017 and 2018:

•
J. Paul Rollinson: $1,400,000

•
Tony S. Giardini: $680,000

•
Geoffrey P. Gold: $700,000

•
Lauren M. Roberts: $575,000

•
Paul B. Tomory: $500,000

Further information regarding each executive's 2017 base salary is provided with the "Summary compensation table" on page 96.

Short-term incentive plan

Kinross' short-term incentive plan covers employees at a professional level and above across the company and is designed to reward company, site / region, and individual performance in the most recent fiscal year. The measures for the year are focused on strategic and operational metrics which are within the control of executives and employees and are cascaded throughout the organization. The senior leadership team short-term incentives are calculated as follows:

Target incentive – Short-term incentive targets are established based on competitive market data and internal equity, and target levels are reviewed regularly for competitiveness. Messrs. Roberts and Tomory had their targets increased to 75% effective January 1, 2017, reflecting their promotions to the senior leadership team. No other adjustments were made to the short-term incentive targets for NEOs for 2017 or 2018.

Company performance multiplier – Each year, the board reviews company performance against the objectives established for the senior leadership team, as well as the company's relative performance compared to its competitors. The board then determines the company performance multiplier that will apply to the senior leadership team. This multiplier can range from 0 – 150% (200% for the CEO), and makes up approximately 60% of their total short-term incentive. The weighting on company performance varies by level across the organization, and the multiplier for employees, determined based on Four Point Plan objectives, may be different from that for the senior leadership team. For 2017, the board approved a company performance multiplier of 118% for the senior leadership team (for details, see "2017 SLT measures" on page 77).

Individual performance multiplier – The remaining 40% (approximately) of the short-term incentive is based on individual performance. The CEO reviews individual performance for his direct reports against individual objectives aligned to the Four Point Plan for the year, and determines an individual performance multiplier using the same range (0 – 150%). A similar review for the CEO's performance is completed by the human resource and compensation committee. The assessment of individual performance is not a formulaic process and judgment is exercised in determining the individual performance multiplier to be

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applied. Details regarding individual performance and the resulting multipliers are provided under "Individual performance – Named executive officers", starting on page 89.

Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, and adjustments may be made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for the senior leadership team to the target pay mix. For 2017, an adjustment was made to reduce Mr. Gold's short-term incentive and increase his long-term incentive by the same amount to achieve the target pay mix.

In addition, the CEO and human resource and compensation committee retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity.

The CEO and human resource and compensation committee also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, prevailing circumstances and market conditions as outlined under "Using discretion", on page 63. In 2017, no discretion was applied to adjust the short-term incentive awards for the CEO or other NEOs.

Occasionally, as part of an overall retention strategy and aligned to our talent management and succession programs, Kinross may grant retention bonuses to certain executives which are paid out in cash on a certain date, subject to continued employment until such date. Mr. Roberts received such awards in 2014, paid in 2015 and 2016, and in connection with his relocation in 2015, paid in 2016. These amounts have been included in the "Summary compensation table".

Long-term incentives

Kinross provides long-term equity incentive compensation with the following objectives:

•
align the interests of executives with those of shareholders;

•
focus efforts on improving shareholder value and the company's long-term financial strength;

•
reward high levels of performance;

•
provide incentive for high levels of future performance; and

•
provide a retention incentive to continue employment with the company by providing executive officers with an increased financial interest in the company.

Long-term incentives are granted as part of the company's annual performance and compensation review, and may also be granted on hire, and in certain circumstances, as a result of a promotion. In determining eligibility and target grant levels for long-term incentives, the human resource and compensation committee considers competitive market practices, as well as internal equity and the importance of different roles to the organization.

The value of an individual's actual annual grant is determined as a multiplier of annual base salary based primarily on company and individual performance. Other factors considered include: position, level of responsibility, long-term performance, potential, and retention factors. The human resource and compensation committee also considers each NEO's existing holdings and outstanding awards (including previously granted awards) prior to determining the annual grant. The value of the annual grant may be further reduced or increased based on the positioning of total direct compensation relative to the comparator group, considering relative individual and company performance and other factors. The resulting pay mix is then reviewed with adjustments made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix. The CEO and the human resource and compensation committee may exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.

Once the total value of the grant has been determined, it is divided among the component elements of Kinross' long-term incentive plans: stock options, RSUs, and RPSUs. The RSU component may be further divided among cash-settled RSUs and equity-settled RSUs. Each year the human resource and compensation committee reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed.

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Kinross believes that each element in our long-term incentive plan plays an important role:

  RPSUs: the performance metrics attached to the RPSUs provide for greater alignment between company performance and realized pay, provide an additional incentive for future performance, and help direct management's focus on the key priorities over the performance period. Also, as all RPSUs are settled in equity, and with a 50% weighting on the relative TSR metric, there is strong alignment with shareholders.

  RSUs: RSUs provide for alignment with shareholders as the value is dependent on the stock price. Equity-settled RSUs increase executive shareholdings, and provide for alignment even after the RSUs have vested for as long as the executives continue to hold the shares. Cash-settled RSUs are not dilutive, and allow executives to receive a small component in cash, aligned to share price performance during the vesting period, without executives trying to 'time' their share sales.

  Options: Options are our longest term performance incentive, with a total term of seven years. In a long-term cyclical business, we see value in continuing to include a small portion of options in our total mix to encourage a focus on the longer term, and in driving long-term shareholder value.

Since 2008, the committee has increased the weighting on RPSUs for the senior leadership team five times, from 5% to 50%. Over the last four years, RPSUs have made up 50% of the long term incentives granted to the CEO. In 2018, the committee did not change the weighting on each of the primary components for the senior leadership team. They did however, decide to divide the RSU award such that 50% of RSUs granted in 2018 with respect to 2017 will be settled in equity when they vest, and the balance will be cash-settled. RPSUs granted in 2018 (and all prior years) are fully settled in equity and can vest at zero if performance does not meet the threshold. The weighting of the components of the annual equity award for the past five years is as follows:

	Component	2013 weightings	2014 weightings	2015 weightings	2016 weightings	2017 weightings(1)
CEO	RPSUs	40%	50%	50%	50%	50%

	RSUs	40%	30%	30%	30%	30%

	Options	20%	20%	20%	20%	20%

Other SLT NEOs	RPSUs	33%	40%	50%	50%	50%

	RSUs	33%	40%	30%	30%	30%

	Options	33%	20%	20%	20%	20%

1.
For the grant with respect to 2017, RSUs made up 30% of each NEO's long-term incentive award, and are 50% cash-settled and 50% equity-settled.

In 2009, Kinross implemented an automatic securities disposition plan (ASDP) to provide an opportunity for certain of its senior executives to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross' insider trading policy.

Executives make an election to participate in the ASDP and may participate only if they meet Kinross' minimum share ownership requirements (see page 61). The ASDP enables participating executives to automatically sell up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are certain restrictions on an executive's ability to modify or terminate their participation in the plan.

In 2017, no senior executives participated in the ASDP.

Restricted share units

Kinross' long-term incentive plan includes both cash-settled and equity-settled RSUs. Equity-settled RSUs are granted under the Kinross Restricted Share Plan, while cash-settled RSUs are granted under the Restricted Share Unit Plan (Cash Settled). In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e. existing holdings and outstanding awards). The number of equity-settled or cash-settled RSU units granted to an eligible

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employee is determined by dividing the dollar value of the grant by the closing share price on the last trading day immediately preceding the date of grant.

Key terms under both plans include the following (note that RPSUs are granted under the equity-settled plan):

Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual's employer. Non-employee directors are not eligible to participate in this plan.

Restricted period	Equity-settled RSUs: At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.
Cash-settled RSUs: The vesting for cash-settled RSUs is the same as that for equity-settled RSUs except in the case of annual compensation grants which are granted in February with respect to the prior year. For these grants, the final third vests in December of the second year after grant to comply with CRA rules.
RPSUs: all RPSUs vest after three years.

Vesting	Equity settled RSUs, including RPSUs: a performance multiplier will be determined for RPSUs before the vesting. Each RSU or RPSU is exercisable for one common share, without additional consideration, after the expiry of a restricted period established at the time of grant. Holders also have the option of forfeiting shares otherwise receivable in exchange for the company paying taxes on the holder's behalf.
Cash-settled RSUs: a payment will be calculated using a volume-weighted average share price for the five (5) trading days immediately preceding the vesting date multiplied by the number of vested restricted share units.

Deferred payment date	Canadian participants may elect to determine a deferred payment date for equity-settled awards, however they must give the company at least 60 days written notice before the restricted period expires. If a Canadian participant chooses to change a deferred payment date, written notice must be given to the company not later than 60 days before the deferred payment date to be changed.

Assignment	RSUs are not assignable.

Retirement or termination	During the restricted period: Any RSUs (including RPSUs) will automatically terminate on retirement or termination, unless otherwise determined by the human resource and compensation committee. The human resource and compensation committee may exercise discretion to abbreviate the restricted period due to a participant's termination of employment. However for equity-settled awards, such discretion can be applied to no more than 10% of common shares authorized for issuance under the Restricted Share Plan, the Share Purchase Plan and the Share Option Plan.
After the restricted period and before any deferred payment date: Kinross will immediately issue the common shares issuable on the vesting of equity-settled RSUs to the participant.

Death or disability	In the event of death or total disability, any RSUs and target RPSUs held by the deceased or disabled participant will immediately vest.

Change of control	All RSUs outstanding and target RPSUs will become vested, notwithstanding the restricted period or any deferred payment date.
Change of control includes, among other things:

 •  a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

 •  a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

• the acquisition by any person, entity or group of persons or entities acting jointly, resulting in any such person(s) or entity(ies) becoming a control person of the company.

Dividends	When normal cash dividends are paid to holders of common shares, participants holding RSUs (including RPSUs) subject to a restricted period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by multiplying the amount of the dividend declared and paid per common share by the number of RSUs recorded in the participant's account on the record date for the dividend payment, and dividing by either:

 •  for equity-settled RSUs, the closing price of the common shares on the TSX on dividend payment date; or

 •  for cash-settled RSUs, dividing by a volume weighted average share price for the five (5) trading days immediately following the dividend payment date.

• RSUs credited to a participant's account as dividend equivalents will be subject to the same restricted period as the RSUs to which they relate.

Number of shares under the plan	The number of shares which may be issued under the Restricted Share Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Restricted Share Plan and cannot be increased without shareholder and regulatory approval.

RSUs which terminate prior to the lapse of the restricted period or are settled in cash do not reduce the number of shares which may be issued under the Restricted Share Plan.

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For information on amendments which can be made to the plan, please see the "Additional equity compensation plan information" section beginning on page 101 and the "Plan amendments" section beginning on page 103.

Restricted performance share units

Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced RPSUs, which are equity-settled RSUs with a performance element. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a "Monte Carlo" model for the relative total shareholder return portion of the RPSUs and the closing share price on the last trading day immediately preceding the date of grant for the other performance measures.

RPSUs are granted under the Restricted Share Plan, settled in equity and are subject to all the key terms under the Restricted Share Plan outlined above, including treatment on termination, death or disability, and change of control. As with all grants under the restricted share plan, the grant of RPSUs is accompanied by a restricted share agreement which outlines the specific terms associated with that grant. The agreement associated with RPSUs generally includes the following additional terms:

•
the restricted period for RPSUs is three years (no RPSUs vest until the third anniversary of the grant); and

•
RPSU vesting is subject to company performance relative to established performance measures during the three associated calendar years.

For information on RPSU performance measures, targets, and results, please see the "2017 Compensation" section beginning on page 80.

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Stock options

Stock options are granted under the Share Option Plan. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of options to be granted to an eligible executive is determined by dividing the dollar value of the grant by the Black-Scholes value based on the closing share price on the last trading day immediately preceding the date of grant.

The following are some key terms under the Share Option Plan which apply to all grants of options:

Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual's employer. Non-employee directors are not eligible to participate in this plan.

Vesting	Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. The human resource and compensation committee reserves the right to determine when the participant's options become exercisable within the term of the option.

Expiry	Options expire after seven years. However, for options which are scheduled to expire during a corporate trading blackout period applicable to the particular option holder, the term of the option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.

Exercise price	The exercise price for each common share is determined by the human resource and compensation committee at the time of grant, but is not less than the closing price of the common shares of the company listed on the TSX on the trading day preceding the day on which the option is granted.

Assignment	Options are not assignable.

Retirement or termination	Options already exercisable: Generally these options must be exercised within 60 days, subject to human resource and compensation committee discretion, as noted below.

 Options not yet exercisable: Generally any options will be automatically terminated, subject to human resource and compensation committee discretion, as noted below.

The human resource and compensation committee reserves the right to determine the extent to which any options may be exercised or cease to be exercisable. The maximum number of options whose exercisability may be accelerated at the discretion of the human resource and compensation committee in connection with the termination of employment of a participant is limited to no more than 10% of the common shares authorized for issuance under the Share Option Plan, Share Purchase Plan and Restricted Share Plan.

Death	Any option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased's estate for a period ending on the earlier of the expiration of 12 months and the expiration of the option period.

Change of control	All outstanding options vest and become exercisable immediately. Change of control includes, among other things:

 •  a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

 •  a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

• the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of options under the plan	The number of options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without shareholder and regulatory approval.

For information on amendments which can be made to the plan, please see the "Additional equity compensation plan information" section beginning on page 101 and the "Plan amendments" section beginning on page 103.

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Employee benefits and perquisites

Benefits and perquisites

Kinross provides all of its Canadian employees, including the NEOs, with a competitive benefits program including: medical and dental insurance for employees and their dependents; life, accidental death & dismemberment, and critical illness coverage; and income protection in case of disability. Employees can elect to purchase additional life and accidental death coverage at a reduced rate by paying additional premiums.

In addition to the benefits available to all Canadian employees, in 2017 members of the senior leadership team received the following benefits: additional life, accidental death, long-term disability and critical illness insurance; home security services (tax paid by the company); and a car allowance (CEO only). All NEOs also participated in the benefit reimbursement plan, which provides for reimbursement of certain eligible expenses up to an annual maximum based on executive level, and is taxable to the executive. Where an executive is relocated on hire or promotion, he or she may also receive benefits which are greater than those generally available to other employees. The company covers the taxes associated with relocation benefits provided to employees at all levels.

These benefits and perquisites are comparable to those offered by companies in the comparator group, are taxable to the executive where required under applicable tax laws (subject to tax gross-ups in certain circumstances), and cease being provided to the executive upon termination, retirement, or death (see "Incremental payments on termination, retirement and death" on page 108 for further details).

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Employee share purchase plan

Under Kinross' employee share purchase plan (ESPP), employees, including NEOs who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, common shares are purchased or issued to the employee with a value equal to the total of the employee and company contributions.

The following are some key terms under the share purchase plan which apply to all shares purchased or issued under this plan:

Eligibility	Full-time and part-time employees, including officers, whether Directors or not, of the company or any designated affiliate.

Purchase price	Newly-issued treasury shares: The purchase price is the weighted average closing price for the twenty (20) consecutive trading days prior to the end of the quarter.

Shares purchased on the open market: The average price paid for all shares purchased.

Trading prices are the prices of the company common shares on the TSX for participants employed by a Canadian entity, or on the NYSE for participants not employed by a Canadian entity.

Holding period	All shares acquired by participants under the plan are subject to a six month holding period.

Contribution changes	Employees can reduce, increase or suspend their contributions, with changes effective as of the beginning of the first calendar quarter following 60-days' notice. Employees may not make a change more than once within any six (6) month period.

Assignment	ESPP shares are not assignable.

Termination	Contributions which have not been used to purchase shares: Employee contributions are returned to the employee, and company matching contributions returned to the company.

Shares subject to the holding period: These shares are released to the employee after the expiry of the holding period.

Death, disability or retirement	In the event of death, total disability or retirement, ESPP shares will be distributed to the employee or the estate immediately.

Change of control	All shares subject to the holding period will be immediately deliverable to the participant. Employee contributions already withheld will be matched, with shares issued for the aggregate contribution.

Change of control includes, among other things:

 •  a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

 •  a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

• the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of shares under the plan	The number of shares which may be issued under the ESPP in the aggregate and in respect of any fiscal year is limited under the terms of the ESPP and cannot be increased without shareholder and regulatory approval.

For further information on amendments which can be made to the plan, and which require shareholder approval, please see the "Additional equity compensation plan information" section beginning on page 101 and the "Plan amendments" section beginning on page 103.

Retirement allowance

Executive retirement allowance plan

As part of its competitive total compensation package to attract and retain executives, and to assist executives in planning for retirement, Kinross provides an executive retirement allowance plan (ERAP) for the senior leadership team. The benefits available to the senior executives under this plan are comparable to those offered by companies in the comparator group.

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Each of the NEOs participated in this plan in 2017 in lieu of any other retirement plan; participants in this plan are not eligible to participate under any other Kinross-sponsored retirement plan.

The following sets out the terms of the executive retirement allowance plan:

Company contributions	15% of base salary and short-term incentive target bonus, allocated quarterly, beginning on the executive's membership date, and continuing throughout the executive's employment, including during any severance period following a change of control. Following 60 months of continuous service of ERAP membership, the executive receives an additional 3% of base salary and short-term incentive target bonus allocated quarterly.

As security for all members of the ERAP, the company pays for the cost of an annual letter of credit in the amount of the total accrued benefits under the plan.

Membership and Eligibility	Membership date refers to the date the executive commenced employment or such other date as may be designated by the company (for example, upon promotion to the senior leadership team).

Employee contributions	None – the company covers all contributions and costs.

Interest	Interest is calculated and compounded on a monthly basis on the allocations to the ERAP using a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior quarter.

Vesting	For executives who were members prior to May 1, 2015, benefits accrued in a month vest at the end of that month except for the additional 3% contribution which vests at a rate of 50% per month. For new executives who become members after May 1, 2015, all benefits vest at a rate of 50% at the end of each month. Following 96 months of continuous service as a member, benefits for all members are 100% vested, and vest in full at the end of the month in which they are accrued.

Benefit on termination	The accrued allocation and accumulated interest are paid out to the executive following the termination of his or her employment, including any eligible severance period. The executive may elect (prior to termination) to receive this amount as either a lump sum payable in one or two installments, or in consecutive monthly payments over a period of up to 18 months following his or her termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (before termination or retirement)	The accrued allocation and accumulated interest are paid out as a lump sum to the named beneficiary of the executive, or to the estate.

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2017 Results

Assessing 2017 company performance

Setting appropriate company performance measures is a critical first step in achieving the objectives of our compensation programs. These performance measures:

•
help align executive interests with Kinross' long-term strategy and the interests of shareholders,

•
reinforce Kinross' operating performance and execution of strategic objectives, and

•
support pay for performance alignment in a way that is transparent and understood by all stakeholders.

This requires that we thoughtfully establish measures which reflect the key decisions executives make to deliver long-term value and measure items within the control of our executives.

The following summarizes our approach to establishing these measures:

As shown above, our SLT members are measured against certain key metrics which are aligned to the Four Point Plan, but are intended to reflect the critical role of these executives in directing and making strategic decisions for the company aligned to the long-term interests of shareholders without undue risk-taking. In developing these metrics, we first identified the key elements of our strategy – the key areas the executives must manage each year – and then determined an appropriate

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metric(s) to measure company success in each area. These strategic areas and the metrics identified to measure each are shown below:

Key strategic area	Rationale	Metric
Corporate responsibility	How the company acts with regard to health & safety, environment and community relations determines our 'license to operate', and thus could significantly impact our operations. This metric reinforces our responsibility to our employees and communities regarding safety and sustainability, and the requirement for senior leadership to set the tone for the organization.	Corporate responsibility performance metric: incorporates leading and lagging measures for health and safety, environment, and community relations, each of which determines about one-third of the total metric. In the case of a fatality, the assessment of performance on this measure cannot exceed 100%. (Beginning in 2018, a fatality would result in an automatic 5% deduction from the total company score.)

Operational and financial performance	Annual operational performance determines financial success over the short- and long-term. Rather than measuring financial outcomes which are largely determined by gold price, the focus is on the two key drivers within the company's control that determine revenue and cash flow, namely production and cost.	Delivering against guidance: measures how well we deliver on our commitments to the market against the key publicly reported operational and financial metrics: production, all-in sustaining cost, and capital.

Total cost: supports a continued focus on managing our costs, which is critical to maintaining profitable operations in a volatile gold price environment.

Balance sheet	A strong balance sheet is critical to enable us to proactively manage our business and invest in both organic and inorganic growth projects. A strong balance sheet allows us to withstand industry cycle volatility.	Net Debt / EBITDA: measures our ability to repay debt, further access debt markets, and stay within our existing covenants. For 2018, our balance sheet performance will be measured based on debt / capitalization.

Shareholder returns	Inclusion of shareholder returns is intended to reinforce alignment with shareholders in the cash compensation that executives receive. The use of a relative measure helps mitigate against gold price volatility.	Relative total shareholder returns: measured over a one-year period, compared to our performance peer group.

Building for the future	Strategic initiatives focus management to drive significant impact on the long-term success of the company. These initiatives include driving growth in reserves and mine life extensions, increasing the value of assets, and assessing delivery against capital investment decisions and commitments.	Deliver targeted strategic accomplishments: an assessment of performance on delivery on capital investments and key initiatives that are critical for advancing the company's organic growth agenda, reducing costs and continuing to position the company well for the future.

It is expected that the strategic areas considered in the measures will remain relatively constant from year to year (subject to a significant change in strategy), however the metrics used to measure them may vary, and are aligned to the priorities and deliverables for each calendar year. For example, the metric for "Building for the future" is adjusted each year to align to the critical priorities in that year relating to delivering capital projects, achieving value from past investments / acquisitions, exploration, and other similar matters.

In addition to assessing company performance against these objectives, the board also considers the company's performance relative to our gold mining competitors. The assessment of company performance is not solely a formulaic process and judgment is exercised in determining the final multiplier.

Gold mining is a capital intensive business with long business cycles, therefore decisions made by executives in one year may impact future years. While our short-term incentive plan rewards executives based on performance in that year, the heavier weighting on the long-term incentives is intended to encourage executives to focus on making decisions that are in the long-term best interests of the company. Longer term company performance is measured in our restricted performance share unit plan, and through the share price as reflected in the realized value of the equity executives receive.

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2017 SLT measures

As outlined in the Letter from the Chairman in early 2017, management and the board agreed to several priorities for the year:

–
Operational excellence: continuing to deliver strong performance at all our operations on health and safety, production, and costs

–
Balance sheet strength: with a number of organic growth projects under consideration, maintaining a strong balance sheet was important

–
Taking strategic actions to address business challenges relating to mine life, cost, and perceptions of geopolitical risk, in particular through organic growth projects

The SLT measures noted above were appropriate to measure these priorities, with the actions to address business challenges included in the Targeted Strategic Accomplishments. However, to recognize the importance of this last measure, the human resource and compensation committee increased the weighting by 5%, from 15% to 20%, with an equal reduction in the weighting on the relative TSR component.

The following are the targets established for each of the SLT measures for 2017, along with performance results achieved, and the rating approved for that measure. Assessment of performance on each measure requires judgment and does not reflect a formulaic determination. Performance on each measure, and for the final company multiplier, can range from 0% to 150%, and the company multiplier determines 60% of the short-term incentive payment for SLT members.

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Measure	Weighting	Target	Actual performance	Rating
Corporate responsibility performance metric	20%	Points out of 100: • Threshold: 70 points • Target: 85 points • Maximum: 97 points	89 points While this was above target, the final rating was reduced to recognize the fatality (the first fatality since 2012)	95%

Delivering against guidance	15%	Performance against initial guidance on production (2.5-2.7 million ounces), all-in sustaining cost(1) or AISC ($925-1,025 per ounce), and sustaining capital(2) ($420M): • Threshold: both production and AISC marginally miss guidance; sustaining capital over • Target: both production & AISC are within guidance; sustaining capital in line or under • Maximum: strongly beat guidance on both production & AISC, sustaining capital spend in line with or under guidance	At the positive end of initial guidance range on production and cost, and in line with guidance for sustaining capital	125%

Total cost	15%	Effectively managing costs (production cost before allocations, other operating cost and overhead): • Threshold: 4% over budget • Target: on budget • Maximum: 4% under budget	On budget	100%

Net debt / EBITDA	10%	Ratio of Net Debt to EBITDA(3): • Threshold: 2.0 • Target: 1.3 • Maximum: 0.7	Net Debt / EBITDA 0.6	150%

Relative total shareholder returns (TSR)	20%	Relative ranking vs. performance peer group of 12 gold companies: • Threshold: 10th rank • Target: 6th rank • Maximum: 1st rank, positive absolute TSR TSR was measured from December 31, 2016 to December 31, 2017, using the 20-day volume weighted average share price at the start and end of the performance period	Tied for 4th out of 13 (3rd rank without averaging the share price at start and end)	115%

Deliver targeted strategic accomplishments	20%	An assessment of performance against eight weighted key organic growth initiatives, with highest weighted items being: (a) on track on Tasiast Phase 1 as of year end 2017 (max performance = 30%); (b) expansions made possible at Round Mountain and Fort Knox with appropriate returns (max performance = 15%); and (c) delivering on commitments at Bald Mountain regarding production, costs and reserves (max performance = 15%): • Threshold: 25% of maximum possible points • Target: 50% • Maximum: >85%	Achieved 75% Included: • Maximum performance for Fort Knox / Round Mountain as Phase W approved with positive IRR, and land secured adjacent to Fort Knox • On target performance for Tasiast Phase 1, Bald Mountain commitments, and cost saving initiatives • Bonus points to recognize successful divestitures of Cerro Casale, White Gold, Mineral Hill and DeLamar, and the bond offering	135%

Total	100%			118%

1.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, see Kinross' Management's Discussion and Analysis for the year ended December 31, 2017.

2.
Sustaining capital is a non-GAAP measure. Sustaining capital represents majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities, and other capital expenditures, and is calculated as total additions to property, plant, and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital.

3.
EBITDA is a non-GAAP measure and may not be comparable to measures used by other companies. EBITDA is calculated as operating earnings plus adding back depreciation, impairment and certain other items (generally excluded from adjusted earnings and certain non-cash charges.)

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In establishing the 2017 performance targets against the above measures, the compensation committee considered prior year targets and actual performance as well as expected 2017 performance and challenges, as follows:

  Corporate responsibility performance measure: the 2017 target was higher than the 2016 target, though lower than 2016 actuals. This reflected a balance of continuing to 'raise the bar', while also recognizing that the company has already achieved a very high level of performance and just maintaining such a level is a significant accomplishment.

  Delivering against guidance: 2017 guidance included lower production and higher cost than 2016 guidance as a result of suspension of mining activities at Maricunga, anticipated lower grades at the Russia operations, and expected closure at Kettle-River Buckhorn, as outlined in greater detail in the 2016 year end news release.

  Total cost: the 2017 range was similar to that in 2016, with the target aligned to 2017 budget.

  Net debt / EBITDA: the targets were set to require a lower (better) ratio in 2017 than 2016, in line with expectations based on the 2017 budget.

  Relative TSR: there was no change to the targeted performance level for 2017.

  Deliver targeted strategic accomplishments: as the projects / initiatives and the associated metrics included in this category vary substantially from year to year, the targeted number of points to be achieved also varies. For 2017, the number of points required as a percentage of maximum points was lower than in 2016, however the projects were considered to be more challenging, with greater risk.

In 2017, the company continued to deliver on all fronts:

•
strong results on safety, the environment and community relations, however the company did experience its first fatality since 2012

•
strong operational and financial performance, meeting guidance on production and costs for the sixth consecutive year and reducing production cost of sales per ounce and AISC per ounce relative to 2016

•
continued balance sheet strength with year end cash and cash equivalents of approximately $1,025.8 million (an increase of 24% over the prior year end) and approximately $2.6 billion in total liquidity, giving the company the financial flexibility to fund our organic development projects; no scheduled debt repayments until 2021

•
excellent one-year total shareholder returns of 39%, ranking third among the 13 companies (including Kinross) in our performance peer group, and two-year returns of 137%

•
strong performance on key initiatives to prepare for the future and address current business challenges, including:

  •     completing feasibility studies with improved metrics and announcing that we are proceeding with Tasiast Phase 2 and Round Mountain Phase W projects, extending production and lowering costs;

  •     progressing well on Tasiast Phase One which is expected to commence full commercial production by the end of June 2018;

  •     advancing the Bald Mountain Vantage complex and the Moroshka project;

  •     adding 4.0 million ounces to proven and probable mineral reserve estimates to offset depletion, and extending mine life at Round Mountain, Fort Knox, Kupol/Dvoinoye and Paracatu; and

  •     gaining mineral rights to the Gilmore property adjacent to Fort Knox.

The human resource and compensation committee thus assigned the positive ratings against the performance measures as shown above to reflect this strong performance. Overall, the committee felt that a company multiplier of 118% appropriately reflected the year.

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Prior year performance assessments were as follows:

Year	Company performance multiplier
2013	110%

2014	95%

2015	100%

2016	107%

2017	118%

2017 compensation

In determining 2017 compensation, the human resource and compensation committee considered company performance as outlined above, as well as individual performance, the company's target of median position relative to external benchmarks, individual roles and responsibilities, internal equity, and other factors:

  Short-term incentives were calculated as per the formula, using the company performance multiplier of 118%, and the individual performance multipliers outlined below. In the case of Mr. Gold, a further adjustment was made to better align to our target pay mix. (For further information in the individual performance multipliers and final short-term incentive payments, see "Individual performance – Named executive officers" beginning on page 89).

  Long-term incentives, in the form of equity, make up 50% or more of the total direct compensation awarded to senior leadership team members. The committee recognizes the importance of equity in aligning the interests of executives with those of shareholders, as an important incentive for future performance, and for retention. We believe this is particularly important in the mining industry, where decisions executives make in one year can affect the company and shareholder returns for a number of subsequent years. The value of the long-term incentives awarded to executives as part of their 2017 compensation also reflected strong 2017 performance. These were calculated using the same multiplier as for 2016 performance (for executives who were SLT members in each year), but the values received were higher as a result of 2017 salary increases.

  The total direct compensation package thus provided was intended to reflect Kinross' strong relative company performance, with several executives receiving total values that approached the upper quartile of the market, aligned to upper quartile performance.

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2017 RPSU performance measures

Setting the RPSU performance measures is an important cornerstone in achieving the objectives of the long-term incentive program. Every year the human resource and compensation committee reviews the RPSU measures and associated weightings to ensure they continue to be aligned with our strategy and key performance drivers for the coming three years. They also review current best practices and consider shareholder feedback before approving the measures for a new grant.

Based on the four "Principles for Building Value" in the Kinross Way Forward, our focus is to select incentive measures which are aligned to long-term TSR performance and thus with shareholder interests. The RPSU measures used for the grants which vested in, included in or were with respect to 2017 (grants made in 2014 through 2018) and the rationale for each is as follows:

Relative TSR (50% weighting)

As a direct link to the interests of shareholders, we assess relative TSR performance over three calendar years. We compare Kinross' performance to that of the companies in our performance peer group, made up solely of gold companies who face the same commodity cycle and are similar in size and complexity.

While both our RPSU and short-term incentive plans include relative TSR, the TSR measure in the RPSU plan is a longer-term measure covering three full calendar years, while that included in the short-term incentive plan is a one-year measure.

Production (25% weighting) and All-in sustaining cost (25% weighting)

We recognize that TSR represents shareholder value over time, but TSR alone has limited ability to incent behaviour as it is often affected by factors outside an executive's control. In a volatile commodity business, cash flow is an important performance metric, but is largely driven by gold price (a factor outside management's control). However two key inputs to cash flow that lie within management's control are production and all-in sustaining cost. Therefore 50% of the outcome on our RPSUs is determined based on these key operational metrics.

Targets for production and cost are set on an annual basis and linked to our public guidance. Performance relative to target is assessed each year and a vesting percent determined for that year. The vesting percents for the three years are then averaged to determine the total vesting percent for that measure. We use annual targets over the three-year cycle due to the difficulty of forecasting performance goals three years out. We believe the sustainable long-term performance of the Company is achieved when these goals are consistently met.

We have been reviewing a number of additional measures based on shareholders' feedback. We will continue to assess the possible alternative long-term measures to ensure sustainable performance and shareholder value creation.

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2017 RPSU performance goals

The number of RPSUs that vest is based on company performance relative to the targets established for each measure. If the threshold level of performance is not achieved, no RPSUs will vest for that component. The RPSUs included in 2017 compensation and granted in February 2018 will vest in February 2021 based on the schedule below:

Performance over three-year	Details	Percent of units that will vest

vesting period		Maximum 150%(1)	Target 100%		Threshold 0%
Relative total shareholder return (RTSR) ranking	Total Shareholder Return performance over the three calendar years ranked against the performance peer group, as follows: Agnico-Eagle; Anglogold Ashanti; Barrick; Eldorado; Gold Fields; Goldcorp; IAMGOLD; New Gold; Newcrest; Newmont; Randgold; Yamana; S&P TSX Gold Index Performance of each peer company is assessed on the applicable U.S. stock exchange. The TSR for each company (including Kinross) and the index will be calculated for the three year period, and Kinross' ranking within that group is determined (i.e. 1st, 2nd etc.). The human resource and compensation committee has discretion to adjust the RTSR measure in the event of a material change in the companies included in the peer group during the three year time frame.	1st to 3rd rank and positive absolute TSR	6th or 7th rank		12th rank

Production(2)(3)	Target is to meet production guidance for each calendar year. Multipliers are set annually by the human resource and compensation committee based on the target production level for the year. Final actual production will be adjusted from the figure disclosed in the financial statements for variances relative to guidance in the ratio of gold to silver price which is used to convert silver production to gold equivalent ounces. The human resource and compensation committee has discretion to adjust the production measure in the event of extraordinary circumstances.	+6%, and still within guidance on All-in sustaining cost	Midpoint of guidance range. (2018 guidance range is: 2.5 million gold equivalent ounces +/- 5%	)	-16%

All-in sustaining cost per gold ounce sold(2)(3)	Target is to meet all-in sustaining cost per gold ounce sold targets set for each calendar year. The calculation of all-in sustaining cost for RPSUs is consistent with the figure publicly disclosed in 2014 as part of Kinross' annual guidance (except for adjustments noted below), and is calculated from: by-product cost plus G&A (excluding severance), Business Development, Other Operating Costs (not related to growth), Exploration Expense (excl. offsite exploration), sustaining capital and other capital (interest and exploration). Multipliers are set annually by the human resource and compensation committee based on the target level for the year.

All-in sustaining cost per gold ounce sold will be adjusted from the figure disclosed in the financial statements for variances relative to guidance to the following material assumptions: gold price; oil price, inflation and foreign exchange.

		-10.3%	Midpoint of guidance range. (2018 guidance range is: $975 +/- 5%	)	+20.5%

1.
Up to 200% based on the human resource and compensation committee discretion to recognize outstanding performance.

2.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross' Management's Discussion and Analysis for the year ended December 31, 2017. The 2018 vesting schedules for production and all-in sustaining cost per gold ounce sold will also apply to the 2016 and 2015 grants.

3.
Production and all-in sustaining cost per gold ounces sold targets and vesting schedules for the remaining years of the 2017 grant will be established by the human resource and compensation committee early in the applicable calendar year.

In 2018, the production target is 2.5 million gold equivalent ounces (+/- 5%) aligned to Kinross' 2018 public guidance. This target is lower than the prior year's target and lower than 2017 actuals. This is mainly as a result of mine sequencing at several operations, including anticipated lower grades at Kupol and Dvoinoye, the closure of Kettle River-Buckhorn, and the suspension of mining at Maricunga, partially offset by an expected production increase in the West Africa region. The

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production target also has taken into consideration the potential for a temporary curtailment of mill operations at Paracatu due to the possibility of seasonal rainfall shortages in the area.

The 2018 all-in sustaining cost target is aligned to Kinross' 2018 public guidance and is the same as the 2017 target, but higher than the 2017 actual. This is mainly as a result of mine sequencing, with anticipated lower grades at Dvoinoye and Round Mountain and an expected increase in operating waste mined at Fort Knox and Tasiast.

The human resource and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants.

RPSUs vested in 2018

The RPSUs granted in 2015 with respect to 2014 (and included in 2014 compensation) vested in February 2018. For the first time, executives benefited from strong performance on all three metrics and 118% of RPSUs vested.

To date, seven grants of RPSUs have vested, with vesting levels ranging from 37% to 118%. The TSR measure has been the most significant factor influencing that vesting level. All of our performance measures will vest at zero if the performance does not meet the threshold. For RPSUs that vested from 2012 through 2016, the Company did not meet the threshold on the TSR measure and the TSR portion vested at 0%. In 2017, the TSR portion vested at 50%, and in 2018 it vested at 125% as we have significantly improved our three-year TSR rank relative to our performance peer group.

The following table shows the vesting percents achieved on prior grants of RPSUs which vested from 2012 through 2018:

Compensation year	Year vested	Vesting %
2008	2012	37%

2009	2013	45%

2010	2014	58%

2011	2015	70%

2012	2016	67%

2013	2017	82%

2014	2018	118%

To determine the vesting percent for RPSUs, we complete the following calculation:

  1.
  Assess performance and vesting percent for each performance measure:

  a.
  Relative TSR: As this is a three year measure, performance is assessed once at the end of the three years. Actual performance is compared to our vesting schedule and the vesting percent is thus established for this metric.

  b.
  Production and All-in sustaining cost per gold ounce sold: As these are annual measures, at the end of each calendar year, the actual performance is compared to the targets set to determine the vesting percent for that year. At the end of the three year performance cycle, the three vesting percents determined for each measure are averaged to determine the overall vesting percent for that measure.

  2.
  A weighted average of the vesting percent for each of the measures applicable to that grant determines the overall percent to vest. Performance relative to targets, along with the resulting multipliers and weighted average, are reviewed and approved by the human resource and compensation committee. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

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In line with that approach, the following outlines the calculation for the vesting of the RPSUs that vested in February 2018:

	Weighting	Target	Year	Guidance range	Actual performance	Rating	Final rating
Relative total shareholder return	50%	Three year TSR ranking vs. 13 peers Threshold(1): 12th rank Target(1): 6th rank Maximum(1): 1st and positive absolute TSR	2015-2017	n/a	Ranked 5th out of 13	125%	125%

Production (gold equivalent ounces)(2)	25%	Performance against guidance on production Threshold(1): 14-16% below midpoint of guidance Target(1): midpoint of guidance Maximum(1): 5-6% above midpoint of guidance	2015 2016 2017	2.4 — 2.6 million 2.7 — 2.9 million 2.5 — 2.7 million	4% above target 0.4% below target 3% above target	128% 97% 118%	average of 3 years: 114%

All-in sustaining cost per gold ounce sold(3)	25%	Performance against guidance on AISC Threshold(1): 19-21% above midpoint of guidance Target(1): midpoint of guidance Maximum(1): 9-11% below midpoint of guidance	2015 2016 2017	$1,000 — $1,100 $890 — $990 $925 — $1,025	6% above target 5% below target 3% above target	131% 76% 114%	average of 3 years: 107%

Weighted average							118%

1.
Performance below threshold results in 0% vesting on that component. Target performance results in 100% vesting, and maximum is 150% vesting (or up to 200% based on HRCC discretion).

2.
Production result is adjusted from the figures disclosed in the financial statements for variances relative to guidance in the ratio of gold to silver price which is used to convert silver production to gold equivalent ounces.

3.
All-in sustaining cost per ounce sold is adjusted from the figure disclosed in the financial statements for variances relative to guidance to the following material assumptions: gold price; oil price; inflation; and foreign exchange.

The human resource and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants. No discretion was exercised relating to these performance measures in 2017.

Share performance and NEO compensation

One of the principles of our executive compensation program is to align executive interests with Kinross' long-term strategy and those of shareholders. We accomplish this in a number of ways:

•
When granting equity to our executives, we do so primarily in the form of shares (rather than cash-settled equity).

•
We require executives to hold shares within our share ownership guidelines.

•
We include shareholder returns as a metric in our short-term incentive plan, such that a portion (currently 20%) of our executives' short-term incentives is determined based on our relative total shareholder returns.

•
The size of equity grants reported in the summary compensation table considers shareholder returns.

•
More importantly, the final value of the equity realized by an executive is directly related to share price performance. When the share price drops between the time of grant and date the equity vests, the value vesting reflects the lower share price and can be significantly lower than the value granted and reported in the Summary compensation table.

•
Fifty percent of vesting on RPSUs is determined by relative total shareholder returns. For RPSUs which vested from 2012 through 2016, this resulted in the forfeiting of all shares associated with this measure due to weak performance, thus further aligning the experience of our executives to that of shareholders.

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The following performance graph shows the cumulative total shareholder return over the five-year period ended December 31, 2017 for common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. The graph and the table below show what a $100 investment made in common shares, the S&P/TSX Composite Index or S&P/TSX Global Gold Index at the end of 2012 would be worth every year and at the end of the five-year period following the initial investment.

Cumulative total shareholder return

	2012	2013	2014	2015	2016	2017
Kinross Gold Corporation	100	48.62	34.09	26.24	43.81	56.67

S&P/TSX Composite Index	100	112.98	124.90	114.50	138.64	151.22

S&P/TSX Global Gold Index	100	56.02	50.06	43.53	64.32	63.04

Total shareholder returns for Kinross have declined cumulatively since 2012, heavily influenced by the gold price. Thus, returns on gold equities generally have also declined from 2012 through 2017 as indicated by the S&P/TSX Global Gold Index performance which is largely aligned with Kinross' performance over this period. Kinross underperformed the gold index between 2012 and 2015, however outperformed the index in 2016 and 2017 as Kinross shareholder returns rose by 116% from 2015 to 2017 compared to 45% for the index in the same time period.

From 2012 to 2017, NEO compensation was determined based primarily on company operational performance, which includes the items within the control of management. Total compensation for all NEOs was also affected by changes in senior leadership personnel. Total shareholder returns reflect many factors which are outside the control of management – such as commodity prices, perception of geopolitical risk, and broader market factors, as well as company performance, and management decisions. The human resource and compensation committee strives to balance operational performance, financial results, and market outcomes (such as total shareholder returns) when determining NEO compensation. In addition, the committee may also exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.

The following are some of the ways in which compensation was aligned to total shareholder returns during this period:

•
2012 – In 2012, the share price decreased, and there were significant changes made to the executive team, including the appointment of our current CEO. Total NEO compensation (excluding one-time payments) decreased 23% in that year.

•
2013 – Kinross' operational performance in 2013 was excellent. However, this year also saw a significant drop in the price of gold and all major gold companies including Kinross, saw a significant reduction in total shareholder returns. As a result, the company performance multiplier was reduced from a calculated result of 118% to 110% to reflect the low returns. Total NEO compensation was up from 2012, which reflected full years in new roles for a number of executives and the strong operational performance offset by the share price performance.

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•
2013-17 – 2013 was the first full year of the new executive team led by our current CEO, J. Paul Rollinson, and thus forms a good year for comparison to current compensation. Shareholder returns decreased from 2013 through 2015, and both CEO and aggregate NEO total compensation likewise decreased relative to the prior year in each of 2014 and 2015. In 2016 shareholder returns increased, as did CEO total compensation, while NEO total compensation decreased, in part due to changes in incumbents. In 2017, shareholder returns were again positive and outperformed the gold index. Similarly CEO and NEO total compensation increased, however 2017 CEO total compensation still remained just below 2013 total compensation (CAD), and aggregate NEO total compensation remains 14% lower (in CAD) than in 2013.

As the summary above shows, the human resource and compensation committee has made a number of reductions in executive compensation to recognize share price performance and the impact that this has on shareholders. However, the committee believes that the strongest alignment between total shareholder returns and executive compensation is seen in the value of equity realized by executives over time. As the share price has fallen, not only has the compensation awarded decreased, but executives have experienced a significant loss in the value of their equity holdings, and have actually been able to realize only a fraction of the values reported in the Summary compensation table at time of grant. The following chart shows the values granted to our NEOs over the past five years, compared to the values realized (vested and/or exercised) and/or realizable (value at December 31, 2017 for equity which has not vested and/or been exercised). Over that period, these executives realized only 28% of the value of the equity granted. As the share price has been increasing, the potential is there for the executives to realize greater value from the remaining unvested shares. Equity granted for 2014 has seen the greatest increase in realized and realizable value as equity vested in the subsequent years where the share price was rising. As at December 31, 2017, it was calculated based on the share price at that time that they could realize 85% of the value reported in the Summary compensation table. Also as at that date, they had lost a combined total of over CAD $6.7 million in equity value:

Compensation year(1)	Value granted (CAD$)(2)	Value vested & exercised (realized) (CAD$)(3)	% realized	Remaining value realizable (CAD$)(4)	Total realized & realizable (CAD$)	Total % realized or realizable	Value lost (CAD$)(5)
2012	$8,562,819	$2,470,493	29%	$0	$2,470,493	29%	$6,092,327

2013	$10,077,641	$5,538,844	55%	$0	$5,538,844	55%	$4,538,797

2014	$9,925,024	$3,535,517	36%	$10,333,233	$13,868,750	140%	-$3,943,726

2015	$8,548,908	$1,159,843	14%	$8,470,591	$9,630,434	113%	-$1,081,526

2016	$8,727,399	$0	0%	$7,613,783	$7,613,783	87%	$1,113,616

Total	$45,841,792	$12,704,697	28%	$26,417,607	$39,122,304	85%	$6,719,489

1.
The compensation year is the year for which the LTI was granted and included in the summary compensation table. 2015 equity was granted in February 2016 with regard to 2015, and included in 2015 compensation.

2.
Value granted is the fair market value at time of grant, as would have been reported in the summary compensation table for that compensation year.

3.
Value vested and exercised is the total value actually realized through December 31, 2017. It is calculated based on the values realized when the RSUs/RPSUs which were granted in that year later vested, based on the share price at date of vest (taxable compensation value), plus the value of options granted in that year which were later exercised (market value at point of exercise less the exercise price paid).

4.
Remaining value realizable is the theoretical remaining value for unvested / unexercised equity (as of December 31, 2017) based on the December 31, 2017 share price. It is calculated as the total of all RSUs/RPSUs granted in that year which have not yet vested, valued using the share price at December 31, 2017, plus the value of options granted in that year which have not yet been exercised (market value at December 31, 2017 less the exercise price).

5.
Value lost is calculated as value granted less total realized & realizable.

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CEO: value of equity realized vs. TSR

Realized pay also shows strong alignment to shareholder returns. The following graph shows how total compensation of the individual in the CEO role has been impacted by and is aligned with share price performance. The value of equity compensation on grant date (as reported in the summary compensation table) and as realized by the executive (at time of vest or exercise), is graphed against cumulative and annual TSR. The equity granted to Mr. Rollinson decreased in 2014 and 2015 in recognition of falling shareholder returns. Mr. Rollinson's 'take home' pay has been impacted significantly by the falling share price as the value of the realized pay has been substantially lower than the value granted, particularly in years where TSR was falling. As returns improved in 2016 and again in 2017, the relationship between reported and 'take home' pay has improved, although the latter still trails what is reported. In any case, we believe that the most meaningful alignment between TSR and pay comes through that realized value of equity.

The following definitions have been applied in the graph above:

•
Equity value granted: Equity incentives valued at the accounting fair market value at time of grant (equals value which would have been reported in the Summary compensation table for that year).

•
Equity value realized: The total of the value of RSUs/RPSUs which vested in the year shown, based on the share price at date of vest (taxable compensation value), plus the value of options exercised in that year (market value at point of exercise less the exercise price paid). Unvested RSUs/RPSUs and unexercised options are excluded.

•
Cumulative TSR uses the same cumulative returns as shown on the five-year graph above (for Kinross shares on the TSX).

•
Annual TSR assumes the reinvestment of dividends, and reflects Kinross' total shareholder returns on the TSX for each calendar year.

In 2017, both normalized total direct compensation (base salary plus short- and long-term incentives) and total compensation for NEOs increased by 18% over 2016. This increase includes the effect of the change in exchange rates; without the exchange rate impact, the increase would be 10%. This is primarily as a result of changes in the executives who comprise the NEOs and individuals in new roles for the first time, but was also affected by increases in base salary for existing NEOs, and higher company and individual performance ratings.

	Total compensation for NEOs (US$)	Normalized total direct compensation for continuing NEOs (US$)(1)	Total compensation for NEOs as a % of operating earnings(2),(3)	Total compensation for NEOs as a % of total equity(3)
2017(4)	17,144,800	15,415,197	4.79%	0.37%

2016(5)	14,547,300	13,097,706	7.83%	0.35%

Change (2016 to 2017)	2,597,500	2,317,492	-3.04%	0.02%

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1.
Normalized total direct compensation reflects an estimate of full year total direct compensation (base salary, short – and long-term incentives) for all executives, based on their year-end salaries and responsibilities. In particular, it includes annualized compensation for executives with partial years of employment, or those with mid-year promotions. It excludes one-time payments, such as new hire grants, signing/retention bonuses, etc. For 2017, normalized total direct compensation is the same as the total direct compensation shown in the summary compensation table.

2.
For the purposes of this table, total compensation is shown as a percentage of operating earnings before impairment charges, with the adjustments as follows (expressed in millions of dollars):

	2017 ($US)	2016 ($US)
Operating earnings (loss)	336.5	46.3

Add back: impairment	21.5	139.6

Operating earnings before impairment charges	358.0	185.9

3.
Determined by dividing total compensation for NEOs by the operating earnings or total equity as appropriate.

4.
2017 compensation was paid in Canadian dollars and converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.7971.

5.
Reflects compensation for NEOs as reported in the 2017 management information circular.

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Individual performance – Named executive officers

J. Paul Rollinson – President and Chief Executive Officer

Mr. Rollinson joined Kinross in September 2008 as the Executive Vice-President, New Investments, and subsequently assumed the role of Executive Vice-President, Corporate Development. He was promoted to Chief Executive Officer in August 2012, and is now our President and Chief Executive Officer.

The following summarizes Mr. Rollinson's performance in 2017. Individual performance factors for the President and CEO are recommended by the human resource and compensation committee and approved by the board.

2017 Objectives	2017 Accomplishments
Strategy and capital decisions: Develop and refine company strategy in light of current conditions to deliver long-term value to shareholders. Make capital decisions in line with strategy, including:

 •  decisions on key projects / expansion opportunities;

 •  making decisions on possible acquisitions;

 •  determining the best allocation of resources to existing mines and future projects;

• maximizing the value of existing resources.	• Oversaw continued operational delivery with the sixth consecutive year of delivering on cost and production guidance and strong performance on safety and environment

 •  Significantly advanced the company's development pipeline of organic projects:

         •  Led continued positive advancements on key projects: Tasiast Phase 1, Moroshka, September NorthEast, Kupol filter cake plant

         •  Provided leadership to deliver completed studies and improved expected returns on Tasiast Phase 2, Round Mountain Phase W, Bald Mountain Vantage Complex, Gilmore, Tasiast Sud

         •  Obtained board approval and commenced work on Tasiast Phase 2, Round Mountain Phase W and Bald Mountain Vantage Complex

 •  Continued to strategically optimize the company's asset portfolio through divestitures of Cerro Casale, Mineral Hill, DeLamar, and White Gold

 •  Maintained a strong balance sheet; directed the debt issuance of $500M Senior Notes; repaid term loan due August 2020, and no further debt repayments scheduled until 2021

• Oversaw the advancement of the Paracatu Asset Optimization Project; completed successful wind down at Kettle River

External stakeholders: Effectively manage external stakeholders. Continue to enhance perception of company value. Build and maintain positive relationships with key governments and other stakeholders. Specific steps include:

 •  engaging with stakeholders regarding company strategy, direction, options and results;

 •  reinforcing key messages in the market;

 •  maintaining and continuing to enhance credibility with stakeholders;

 •  identifying and seeking out new investors as appropriate;

• maintaining effective working relationships with governments, environmental groups, and related stakeholders.	• Well received analyst / investor tours to Tasiast and held 227 investor meetings or events; interacted with representatives from 334 funds

 •  Government relations:

         •  Attended both the St. Petersburg International Economic Forum (SPIEF) and the Foreign Investment Advisory Committee (FIAC) in Russia and spoke on the topic of improving mineral policy

         •  Provided leadership to advance our government relations strategy and enhance relationships in key jurisdictions

         •  Oversaw work to unlock shareholder value through the acquisition of mining rights to the Gilmore property as a result of strong cooperation with and support of several U.S. national and state government agencies/departments; this acquisition led to the declaration of 2 million ounces of new gold resources at Fort Knox

 •  Provided oversight to divestiture of Mineral Hill property and significant water rights and lands to the State of Montana and other stakeholders; announced partnership with Trout Unlimited and Rocky Mountain Elk Foundation to protect wildlife habitat near Yellowstone National Park

• Kinross named one of Canada's Top 50 Corporate Citizens by Corporate Knights for the eighth consecutive year

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Leadership and culture: Successfully lead the company through challenging times, aligning the organization to current realities and the strategy:

 •  SLT: lead transition period with two new SLT members and changes in responsibilities; ensure effective interactions and team decision-making

 •  demonstrate leadership to the global organization through communication of company direction and challenges;

• maintain morale, and continue to reinforce Kinross values and culture.	• Provided leadership resulting in Kinross' industry-leading safety record, although one fatality

 •  Restructured SLT by adding a new Chief Operating Officer and a newly created position of Chief Technical Officer to focus on technical excellence and strengthened operations delivery; also realigned exploration strategy

 •  Initiated a global culture focus through the development and launch of the company's People Commitments

 •  Joined Catalyst and 33% club, and continued to support diversity

• Continued to advance SLT succession planning with a second group of participants put into an executive development program.

Board interaction: Maintain a productive two-way relationship with the board, thereby assisting them in carrying out their obligations to shareholders, through:

 •  transparent communications;

• engaging the board at appropriate times for decision-making.	• Supported board succession with retirement of Mr. John Huxley, and addition of new board member: Mr. Kerry Dyte

• Kinross continues to maintain best-in-class governance and disclosure practices among gold mining companies, as confirmed by various metrics and surveys

2017 Performance and Compensation
Individual STI rating	100% (The individual STI rating was reduced to 100% as a result of the fatality)

STI payment	$1,854,692

Total direct compensation	$6,597,436 – about the 75th percentile of the comparator group, and between the median and 75th percentile of the TSX60

Pay mix	83% at-risk pay (equity + STI); 55% in equity; Equity mix includes 50% RPSUs, 30% RSUs, 20% Options

Total direct compensation

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Tony S. Giardini, Executive Vice-President and Chief Financial Officer

Mr. Giardini joined Kinross in December 2012, as the Executive Vice-President and Chief Financial Officer. In October of 2013, Mr. Giardini assumed responsibility for Information Technology (IT).

The following summarizes Mr. Giardini's performance in 2017 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2017 Objectives	Mr. Giardini's objectives for 2017 included: managing liquidity and financing for the company including oversight of capital allocation decisions; managing credit rating relationships; overseeing the system for consolidated financial reporting; enhancing overall company reporting and control processes; providing oversight and leadership on information technology.

2017 Accomplishments	Treasury:

 •  Well timed and executed debt issuance of $500M Senior Notes at 4.5% maturing 2027; timing allowed us to repay term loan (with no penalty or interest costs), resulting in no debt maturities prior to September 2021

 •  Oversaw negotiations of MIGA Political Risk Insurance policy for Tasiast

 •  Extended and optimized letter of credit and surety facilities including EDC facility, increased size and reduced pricing for annualized savings of $1.2M; $339M in other facilities negotiated during the year

 •  Realized an incremental $8M in revenue through excellent gold sales performance with an average realized gold price $3 above London PM fix

 •  Achieved improvements on insurance renewal, including reducing aggregate retention, increasing liability coverage, and realizing overall premium savings of approximately $1.3M

Tax:

 •  Received refunds of $52M in 2017; includes $43M cash tax refunds received in Chile (total since 2013 of $165M)

 •  Addressing issues and making progress on tax matters in Russia, Mauritania and Brazil, including making progress in dealing with the Government of Mauritania

Financial planning and analysis / Financial Reporting:

 •  Closely worked with Operations to ensure that budget for production, costs, capital and G&A were met or performance exceeded guidance

 •  Implemented shared services for administration of the payroll activities and accounts payable for certain US sites with minimal additional resources required

IT:

 •  Significantly advanced overall IT security posture, including conducting first operational technology security assessment at site

Other:

 •  Worked closely with Corporate Development and Legal on key projects, including identifying and negotiating sale structures and facilitating optimal financing activities

 •  Identified, developed and promoted key talent for the global Finance team, including international development movements, consolidating departments under one single leadership, and transitions of several leaders to new roles

2017 Performance Decisions	• Individual STI rating: 115% • STI payment: $633,089
• Total direct compensation: above the 75th percentile of the comparator group, and between the median and 75th percentile of the TSX60
• Pay mix: 79% at-risk pay (STI + equity); 55% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

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Geoffrey P. Gold, Executive Vice-President, Corporate Development, External Relations and
Chief Legal Officer

Mr. Gold joined Kinross in May 2006, as Senior Vice-President and Chief Legal Officer. In 2008, he was promoted to Executive Vice-President and Chief Legal Officer. In the subsequent years, he took on responsibility for a number of additional portfolios, including human resources (from 2013 through 2015) and corporate office services (from 2013 through 2016), as well as corporate development, security, and global lands. In 2016, he assumed the role of Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer, with responsibility for corporate development, government and investor relations, communications, security, global lands and legal.

The following summarizes Mr. Gold's performance in 2017 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2017 Objectives	Mr. Gold's objectives for 2017 included: providing leadership to legal, corporate development, government relations, investor relations, and communications; leading and executing various corporate development transactions and/or opportunities; overseeing and implementing various global governance, compliance, and key litigation and regulatory initiatives; overseeing and leading management support on various board and board committee governance initiatives; overseeing the corporate secretarial, global lands and security functional areas.

2017 Accomplishments	Corporate Development (including greenfields exploration):

 •  Unlocking of significant shareholder value through sale of 25% interest in Cerro Casale for consideration including $260M in cash, a $40M deferred payment, and a 1.25% royalty; transaction well received by investors

 •  Completed creative divestitures to surface additional option value and enhance balance sheet including: (i) White Gold properties spin-out for CDN$10M in cash, CDN$15M in deferred payments and a 19.9% shareholding; and (ii) sale of DeLamar reclamation property for cash and a promissory note totaling CDN$7.2M, a 9.9% shareholding a 2.5% net smelter return royalty, and a $37M release of reclamation liability

 •  Established strategic investments in prospective development stage targets and several early stage exploration joint ventures pursuant to newly developed global greenfields strategy

 •  Integrated global Greenfields exploration team and new Greenfields strategy within corporate development functional area

External Relations (including government relations, investor relations and communications):

 •  Unlocking shareholder value by receipt of Gilmore Public Land Order and Decision To Convey, leading to declaration of 2 million ounces of new gold resources at Fort Knox

 •  Hired and integrated new Global SVP of government relations and developed holistic global government relations strategy to enhance sovereign authority relationships

 •  Very successful year in investor relations and communications including enhanced shareholder engagement and public roll-out of organic development opportunities

 •  Enhanced stakeholder and community relations by providing functional support for reclaimed Mineral Hill property divestiture of significant water rights and lands to the State of Montana and other stakeholders in conjunction with key United States NGOs

Legal (including governance, security and global lands):

 •  Hired and integrated new SVP and General Counsel

 •  Provided a support and oversight role to maintain best in class corporate governance practices across a range of metrics and surveys

 •  Continued to oversee various litigation and United States regulatory matters and progress toward resolution

 •  Acted as management liaison for board chair, governance and nominating committee chair and President and CEO on variety of board governance matters including board and committee successorship process, director education and on-boarding, third party evaluation and DSU plan revisions

 •  Finalized and implemented roll-out of updated core governance policies and Working with Integrity (Code of Conduct) handbook; completed extensive compliance training and education at all sites

 •  Provided oversight and counsel on multi-disciplinary global security plan to enhance global security and mitigate security risks

• Worked closely with, and provided legal support for, the treasury team on a number of initiatives including the bond offering

2017 Performance Decisions	• Individual STI rating: 120%

 •   STI payment: $864,248
(The STI payment as calculated on formula was reduced by $80,000 CAD, which was then added to the long-term incentive, to better align to the company's target pay mix)
• Total direct compensation: about or above the 75th percentile of the comparator group, and about the 50th percentile relative to the TSX60
• Pay mix: 80% at-risk pay (STI + equity); 50% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

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Lauren M. Roberts, Senior Vice-President and Chief Operating Officer

Mr. Roberts joined Kinross in April 2004 as Operations Manager, Kettle River. He was promoted to the role of Vice-President and General Manager of Kettle River in 2006, and subsequently assumed other more senior positions leading to the role of Regional Vice-President, Americas. In January 2016, he assumed the role of Senior Vice-President, Corporate Development in our Toronto office. He began transitioning into the role of Senior Vice-President and Chief Operating Officer in November 2016 and formally assumed the role effective January 1, 2017.

The following summarizes Mr. Robert's performance in 2017 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2017 Objectives	Mr. Roberts' objectives for 2017 included: maintaining strong performance on Kinross' "First Priorities" of safety, environment and community relations; delivering operational guidance on production, cost and sustaining capital; continuing to progress life of mine extensions and continuous improvement; and making certain appropriate leadership is in place at all operations.

2017 Accomplishments	First Priorities:

 •  Reversed prior year's negative trend on Total Reportable Incident Frequency Rate and Severity; increased focus on high potential incidents and near misses, started work on critical controls

 •  Timely permitting of Phase W, Vantage VCP and various Fort Knox projects; developed life of mine permitting roadmap for Bald Mountain; improved certainty of Tasiast water supply (volume and duration)

 •  Solid reduction in community and security issues at Paracatu; no significant operational or reputational impacts from community issues

Delivering operational guidance:

 •  Met or exceeded cost and production guidance, which made it a sixth consecutive year with this achievement

 •  Significant production and cost outperformance by Kettle River and Maricunga; minimized impact of Paracatu drought on production and cost

 •  Doubled production at Bald Mountain and delivered costs in line with market commitments

 •  Tasiast is performing at feasibility study levels for productivity and cost

 •  Moroshka and September NE execution on schedule and on budget

Life of mine extensions and Continuous Improvement (CI):

 •  In close collaboration with the CTO, achieved significant mine life extensions with Phase W and VCP; incremental extensions at Fort Knox and in Russia; advanced the La Coipa restart study

 •  Completed the Achieving Excellence initiative and charted next wave of CI initiatives including dispatch system optimization and drill to mill programs

 •  Optimized a number of royalty structures

Leadership:

 •  Successfully transitioned senior leaders at two sites with no loss of performance

 •  Advanced succession planning, identified the next wave of key leaders and initiated development planning for them

 •  Worked with CTO to put in place teams and plans for the effective execution of the growth projects in Mauritania and Nevada

 •  Highly successful reclamation and closure of Mineral Hill in close collaboration with several major conservation organizations; divestiture of Mineral Hill and DeLamar properties; Cerro Casale negotiation team member

2017 Performance Decisions	• Individual STI rating: 100% (The individual STI rating was reduced to 100% as a result of the fatality)
• STI payment: $380,874
• Total direct compensation: about the 25th percentile of both the comparator group and the TSX60
• Pay mix: 74% at-risk pay (STI + equity); 52% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

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EXECUTIVE COMPENSATION

Paul B. Tomory, Senior Vice-President and Chief Technical Officer

Mr. Tomory joined Kinross in 2008 as Director, Business Optimization, and was promoted to VP, Operations Strategy in March 2009. He took on increasing responsibilities in the following years and in February 2012 was promoted to Senior Vice-President, Operations Strategy. Most recently in January 2017 he was appointed to the senior leadership team in the newly created role of Senior Vice-President and Chief Technical Officer, with responsibility for capital projects and the technical aspects of our operations, including strategic business planning, continuous improvement, technical services, supply chain and energy.

The following summarizes Mr. Tomory's performance in 2017 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2017 Objectives	Mr. Tomory's objectives for 2017 included: providing leadership and senior direction to each phase of capital project execution for all major projects with particular focus on Tasiast; delivering project studies from scoping through to feasibility that appropriately balance risk and return; providing oversight and leadership for Technical Services; providing assurance of reserves and resources; providing support and technical guidance for due diligence efforts; leading global brownfield exploration; overseeing Kinross' annual strategic business planning cycle; providing oversight and leadership for Kinross' global continuous improvement program, as well as the supply chain and energy strategy functions.

2017 Accomplishments	Capital Projects and Studies:

 •  Continued to advance construction of Tasiast Phase 1. Project on schedule and on budget and is expected to commence full commercial production by the end of June 2018

 •  Delivered pre-feasibility (PFS) and feasibility studies (FS), resulting in project execution approval by the board:

         •  Tasiast Phase 2: delivered FS with improved IRR and lower initial capital expenditure than in PFS, with total asset NPV (combined Phase 1 and Phase 2) of $1.4B, and confirmed significant additional reserve ounces

         •  Phase W: 13% IRR, project NPV of $135M and added 2.0M ounces to reserve estimates

         •  Bald Mountain Vantage Complex PFS: successfully completed PFS and added significant reserves for Bald Mountain Vantage Complex project in Nevada

 •  Initiated next generation of project studies:

         •  Initiated and delivered Fort Knox Gilmore project scoping study with positive economics; project advanced to FS

         •  Initiated PFS on Tasiast Sud dump leach and trucking study for Tamaya, C613 and C615; license conversion pending

 •  Advanced the Paracatu Asset Optimization Project to better understand technical risks and opportunities. Draft plan delivered in late 2017; refinements ongoing into early 2018, including studies on gravity recovery and assessing benefit of power plant acquisition

• Initiated power transmission and frequency conversion study in Russia	Other:

 •  Completed 4 full scale technical due diligence projects in collaboration with Corporate Development and several smaller scale efforts

 •  Revamped Company's Exploration strategy and organization:

         •  Integrated Brownfield exploration into broader Technical team and redefined Brownfield strategy

         •  Brownfield exploration program delivered mine-life extending additions to reserve estimates at Kupol/Dvoinoye, Fort Knox and Round Mountain; and significant additions to resource estimates at Tasiast Sud, Fort Knox Gilmore, Round Mountain and Kupol

 •  Supply Chain: made opportunistic purchases over past 18 months of new or lightly used fleet out of liquidation sales, for combined overall savings of about $50M; locked in longer-term agreements with strategic suppliers of key operating consumables

 •  Completed multi-year Achieving Excellence CI program, which, among other outcomes, strongly reduced costs at Round Mountain and Fort Knox, serving as economic enablers for mine life extension projects

• Delivered Strategic Business Plan that incorporates three approved projects (Tasiast Phase 2, Bald Mountain Vantage Complex, and Round Mountain Phase W)

2017 Performance Decisions	• Individual STI rating: 115%

 •   STI payment: $349,130
•   Total compensation: at approximately the 25th percentile, but with limited appropriate market benchmarks
• Pay mix: 75% at-risk pay (STI + equity); 54% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

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Individual performance multipliers for each NEO were determined based on these accomplishments. The following table outlines the calculations which resulted in the short-term incentives given to each executive:

Named Executive Officer	Title	Company results × 60% weight(1)	+	Individual results × 40% weight(1)	=	Total performance multiplier	x	2017 actual target for purposes of calculating STI	=	Calculated 2017 STI ($USD)(2)
J. Paul Rollinson	President and CEO	118%		100%		111%		150%		1,854,692

Tony S. Giardini	EVP and Chief Financial Officer	118%		115%		117%		100%		633,089

Geoffrey P. Gold	EVP, Corporate Development, External Relations & Chief Legal Officer	118%		120%		119%		140%		864,248

Lauren M. Roberts	SVP and Chief Operating Officer	118%		100%		111%		75%		380,874

Paul B. Tomory	SVP and Chief Technical Officer	118%		115%		117%		75%		349,130

1.
Values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.7971.

2.
Mr. Gold's 2017 STI calculated on formula would have been $928,016. However, the compensation committee decided to reduce his STI payment $80,000 CAD and increase his long-term incentive by the same amount to better align to the company's target pay mix.

These short-term incentive payouts were recommended by the human resource and compensation committee and approved by the board.

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Key summary tables

Summary compensation table(1)

The following table provides information for the year ended December 31, 2017 regarding the annual compensation paid to or earned by the company's CEO, the Chief Financial Officer and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2017 (the named executive officers, or NEOs).

Compensation for the NEOs is paid in Canadian dollars, and reported in the table and associated footnotes in U.S. dollars (except as otherwise noted). Compensation may vary year-over-year based on the change in currency exchange rates.

Name and	Non-equity incentive

Principal Position	Year	Salary	Share-based Awards(2)(4)	Option-based Awards(3)(4)	Annual Incentive Plans(5)	Long-term Incentive Plans	Pension Value(6)	All Other Compensation(7)	Total Compensation

		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	2017	1,115,940	2,901,443	725,361	1,854,692	n/a	502,173	243,642	7,343,251

President and CEO	2016	968,240	2,517,425	629,356	1,533,693	n/a	435,708	212,482	6,296,904

	2015	939,250	2,242,929	560,732	1,465,230	n/a	514,781	229,212	5,952,135

Tony S. Giardini	2017	542,028	1,127,418	281,855	633,089	n/a	165,319	97,948	2,847,656

Executive Vice-President	2016	484,120	1,006,970	251,742	511,231	n/a	145,236	96,107	2,495,406

& Chief Financial Officer	2015	469,625	969,306	242,327	469,625	n/a	140,888	95,549	2,387,319

Geoffrey P. Gold	2017	557,970	1,144,635	286,159	864,248	n/a	251,086	92,328	3,196,426

Executive Vice-President	2016	506,464	992,670	248,167	748,757	n/a	227,909	74,420	2,798,387

Corporate Development, External	2015	491,300	966,878	241,720	729,089	n/a	339,802	76,621	2,845,410
Relations & Chief Legal Officer

Lauren M. Roberts	2017	458,332	733,332	183,333	380,874	n/a	120,311	92,273	1,968,456

Senior Vice-President	2016	409,640	435,243	76,808	382,580	n/a	0	107,717	1,411,987

& Chief Operating Officer	2015	479,130	489,021	86,298	312,254	n/a	26,500	25,403	1,418,606

Paul B. Tomory	2017	398,550	701,448	175,362	349,130	n/a	104,621	59,901	1,789,012

Senior Vice-President	2016	284,805	290,501	51,265	148,668	n/a	61,945	18,620	855,805

& Chief Technical Officer	2015	269,540	320,752	56,603	158,894	n/a	58,625	18,063	882,476

1.
Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using the following US$ exchange rates for CAD $1.00: 2017 – 0.7971; 2016 – 0.7448; 2015 – 0.7225. In 2015, compensation for Mr. Roberts was paid in United States dollars.

2.
Amounts shown represent restricted share units (RSUs) and restricted performance share units (RPSUs) granted in February of the year following the year shown as part of the annual compensation package of each NEO valued at the date of the grant, plus any one-time awards granted during the year. The grant date fair value in the "Summary compensation table" is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, under International Financial Reporting Standards (IFRS), the fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest. The fair value for RSUs is based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of the grant. For RPSU awards granted, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued to determine the fair value of the RPSUs as a whole. For the market-based condition (relative total shareholder returns), Kinross has utilized a Monte Carlo model because it is considered to be the most appropriate method available to fair value such share-based payment awards with market-based conditions. The non-market-based performance condition components are valued in the same manner as the RSUs. Underlying assumptions used in fair valuing the RPSUs and included in NEO compensation are as follows:

Assumption	February 19, 2018	February 20, 2017	February 15, 2016	February 13, 2015
Share price (Cdn$)	4.95	5.06	4.17	3.73

Kinross beta versus the peer group	1.250	1.270	1.162	1.095

Average peer group volatility	48.70%	50.00%	49.40%	41.20%

Kinross volatility	58.50%	61.50%	56.90%	42.80%

Risk-free interest rate	2.38%	1.48%	0.89%	0.42%

Fair value of RPSU (Cdn$/RPSU)	4.92	5.32	4.47	3.69

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  Grants made in February 2015 with respect to performance in 2014 which are not included in the "Summary compensation table" were valued as follows: Mr. Rollinson $3,448,000, Mr. Giardini $1,255,072, Mr. Gold $1,406,784, Mr. Roberts $426,690, and Mr. Tomory $307,734. For more details on these plans, including the treatment for the RSUs of any dividends payable on common shares, see the information under "Restricted share units" on pages 68 to 69, and "Restricted performance share units" on pages 70.

3.
Amounts shown represent the grant date fair value of the options granted in February of the year following the year shown as part of the annual compensation package of each NEO plus any one-time awards granted during the year. Option grants made to the NEOs in February 2015 with respect to performance in 2014 which are not included in the "Summary compensation table" had the following values: Mr. Rollinson $862,000, Mr. Giardini $313,768, Mr. Gold $351,696, Mr. Roberts $106,673, and Mr. Tomory $76,934. Due to the straightforward nature of the options granted and the fact that it is a commonly used model, the Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date. The grant date fair value used in the "Summary compensation table" is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. Upon vesting, and until their expiry, the options may or may not be in the money depending on the common share price during that period at times when the executive is not restricted from trading under the company's insider trading policy and/or applicable securities laws. Underlying assumptions used in fair valuing the options granted and included in NEO compensation are as follows:

Assumption	February 19, 2018	February 20, 2017	February 15, 2016	February 13, 2015
Share price (Cdn$)	4.95	5.06	4.17	3.73

Expected dividend yield	0.00%	0.00%	0.00%	0.00%

Expected volatility	47.5%	49.3%	56.9%	43.3%

Risk-free interest rate	2.08%	1.11%	0.56%	0.63%

Expected option life	4.5 years	4.5 years	4.5 years	4.5 years

Fair value per stock option granted (Cdn$ /option)	2.05	2.09	1.92	1.35

  See the information under "Stock options" on page 71 for more details.

4.
The following shows the breakdown in value between RSUs and RPSUs included in compensation each year, and the numbers of units granted for RSUs, RPSUs and options. The number of RPSUs to vest can range from 0% to 150% of units granted based on company performance. For 2017, RSUs made up 30% of each NEO's long-term incentive award, and are 50% cash-settled and 50% equity-settled.

Executive				Share-based awards				Number of units awarded

	Year included in compensation	Grant date	RSUs	RPSUs	Total	Option-based awards	RSUs	RPSUs (at target)	Options

			(US$)	(US$)	(US$)	(US$)	(#)	(#)	(#)
J. Paul Rollinson	2017	February 19, 2018	1,088,041	1,813,402	2,901,443	725,361	275,758	462,399	444,185

	2016	February 20, 2017	944,034	1,573,390	2,517,425	629,356	250,495	397,311	404,268

	2015	February 15, 2016	841,098	1,401,831	2,242,929	560,732	279,173	434,547	404,577

Tony S. Giardini	2017	February 19, 2018	422,782	704,636	1,127,418	281,855	107,152	179,675	172,598

	2016	February 20, 2017	377,614	629,356	1,006,970	251,742	100,198	158,925	161,708

	2015	February 15, 2016	363,490	605,816	969,306	242,327	120,648	187,794	174,843

Geoffrey P. Gold	2017	February 19, 2018	429,238	715,397	1,144,635	286,159	108,788	182,419	175,234

	2016	February 20, 2017	372,251	620,419	992,670	248,167	98,775	156,668	159,411

	2015	February 15, 2016	362,579	604,299	966,878	241,720	120,346	187,324	174,405

Lauren M. Roberts	2017	February 19, 2018	274,999	458,332	733,332	183,333	69,697	116,870	112,267

	2016	February 20, 2017	256,025	179,218	435,243	76,808	67,935	45,256	49,338

	2015	February 15, 2016	287,659	201,362	489,021	86,298	95,479	62,420	62,266

Paul B. Tomory	2017	February 19, 2018	263,043	438,405	701,448	175,362	66,667	111,789	107,386

	2016	February 20, 2017	170,883	119,618	290,501	51,265	45,343	30,206	32,931

	2015	February 15, 2016	188,678	132,074	320,752	56,603	62,625	40,942	40,841

5.
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year, plus any one-time cash bonuses. The 2015 and 2016 figures for Mr. Roberts include retention bonuses in the amount of $75,000 in 2015 and $186,259 in 2016. Additional details regarding company and individual performance measures and results which were considered in determining their short-term incentive awards are provided on pages 75 to 95 of this circular. The short-term incentive plan is described on pages 66 to 67.

6.
This column includes compensatory contributions made to each NEO's executive retirement allowance plan, including a one-time catch up contribution made in 2015 for Mr. Rollinson of $115,600, and for Mr. Gold of $130,999, reflecting the additional 3% contribution for that period of their eligible service which exceeded 60 months. Further details regarding the executive retirement allowance plan can be found on pages 73 to 74. For Mr. Roberts, the 2015 value reflects contributions made by the company to the Kinross Gold Retirement Plan (a 401(k) plan for U.S. employees). For Mr. Tomory, the 2015 and 2016 values reflect contributions made by the company to the Canadian Retirement Plan (a non-SLT plan).

7.
This column includes incremental costs to the company for perquisites provided to the NEOs, including reimbursements made under the benefit reimbursement plan; car allowance (CEO only); legal fees related to employment agreements; insurance premiums associated with additional life, accidental death, long-term disability and critical illness insurance; and home security services

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  (including the cost of related taxes for each NEO). Further details relating to benefits and perquisites can be found beginning on page 72. In addition to perquisites, the figures in this column include the value of the company match for the Employee Share Purchase Plan, as outlined on page 73, and in the case of Mr. Roberts, a payment in lieu of paid time off in 2015 and a one-time payment in lieu of contributions to the Canadian retirement plan in 2016. In 2017, perquisites which represented more than 25% of the total perquisite value for each Named Executive Officer were as follows, rounded to the nearest whole percent and dollar, respectively:

Name	Type of Perquisite	Value (US$)	% of total perquisites
J. Paul Rollinson	Additional disability coverage	66,614	35%

	Benefit reimbursement plan	59,782	32%

Tony S. Giardini	Benefit reimbursement plan	47,826	68%

Geoffrey P. Gold	Benefit reimbursement plan	47,826	52%

Lauren M. Roberts	Benefit reimbursement plan	47,826	52%

Paul B. Tomory	Benefit reimbursement plan	47,764	80%

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Outstanding share-based awards and option-based awards

The following table provides details regarding the outstanding restricted share units (including restricted performance share units) and options granted to the NEOs as of December 31, 2017:

		Option-based awards				Share-based awards

Name	Grant date	Number of securities underlying unexercised options	Option exercise price(1)	Option expiration date(2)	Value of unexercised in-the- money options(3)	Number of shares or units of shares that have not vested(4)	Market or payout value of share- based awards that have not vested(1),(5)	Market or payout value of vested share-based awards not paid out or distributed

		(#)	(US$)		(US$)	(#)	(US$)	(US$)
J. Paul Rollinson	February 22, 2011	152,966	12.95	February 22, 2018	0	2,201,975	9,513,515	0

	February 21, 2012	196,769	8.66	February 21, 2019	0

	September 17, 2012	146,384	7.96	September 17, 2019	0

	February 19, 2013	455,318	6.40	February 19, 2020	0

	February 24, 2014	538,567	4.64	February 24, 2021	0

	February 13, 2015	738,940	2.97	February 13, 2022	995,463

	February 15, 2016	404,577	3.32	February 15, 2023	403,126

	February 20, 2017	404,268	4.03	February 20, 2024	116,012

Tony S. Giardini	December 3, 2012	87,963	8.02	December 3, 2019	0	825,210	3,565,274	0

	February 19, 2013	14,043	6.40	February 19, 2020	0

	February 24, 2014	282,693	4.64	February 24, 2021	0

	February 13, 2015	268,975	2.97	February 13, 2022	362,350

	February 15, 2016	174,843	3.32	February 15, 2023	174,216

	February 20, 2017	161,708	4.03	February 20, 2024	46,405

Geoffrey P. Gold	February 22, 2011	115,174	12.95	February 22, 2018	0	856,864	3,702,035	0

	February 21, 2012	141,374	8.66	February 21, 2019	0

	February 19, 2013	224,653	6.40	February 19, 2020	0

	February 24, 2014	305,928	4.64	February 24, 2021	0

	February 13, 2015	100,496	2.97	February 13, 2022	135,383

	February 15, 2016	174,405	3.32	February 15, 2023	173,779

	February 20, 2017	159,411	4.03	February 20, 2024	45,746

Lauren M. Roberts	February 22, 2011	18,509	12.95	February 22, 2018	0	333,401	1,440,441	0

	February 21, 2012	42,943	8.66	February 21, 2019	0

	August 13, 2012	55,632	6.51	August 13, 2019	0

	February 19, 2013	62,263	6.40	February 19, 2020	0

	February 24, 2014	87,986	4.64	February 24, 2021	0

	February 13, 2015	91,444	2.97	February 13, 2022	123,189

	February 15, 2016	62,266	3.32	February 15, 2023	62,043

	February 20, 2017	49,338	4.03	February 20, 2024	14,158

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		Option-based awards				Share-based awards

Name	Grant date	Number of securities underlying unexercised options	Option exercise price(1)	Option expiration date(2)	Value of unexercised in-the- money options(3)	Number of shares or units of shares that have not vested(4)	Market or payout value of share- based awards that have not vested(1),(5)	Market or payout value of vested share-based awards not paid out or distributed

		(#)	(US$)		(US$)	(#)	(US$)	(US$)
Paul B. Tomory	February 22, 2011	14,015	12.95	February 22, 2018	0	226,134	977,000	0

	February 21, 2012	19,475	8.66	February 21, 2019	0

	August 13, 2012	55,632	6.51	August 13, 2019	0

	February 19, 2013	34,755	6.40	February 19, 2020	0

	May 24, 2013	31,211	4.80	May 24, 2020	0

	February 24, 2014	44,873	4.64	February 24, 2021	0

	February 13, 2015	65,951	2.97	February 13, 2022	88,846

	February 15, 2016	40,841	3.32	February 15, 2023	40,694

	February 20, 2017	32,931	4.03	February 20, 2024	9,450

1.
Option exercise prices and the values of share-based awards are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.7971.

2.
Options expire after seven years.

3.
Based on the common share price on the TSX on December 31, 2017 of CAD $5.42, less the option exercise price.

4.
Share-based awards that have not vested include all outstanding RSUs and RPSUs as of December 31, 2017. The calculation for outstanding RPSUs granted on February 13, 2015 (for the 2014 compensation year) uses 118% (actual vesting percentage) for the vesting of all units, and the calculation for outstanding RPSUs granted on May 8, 2015, February 15, 2016 and February 20, 2017 assumes the vesting of all units at target (100%).

5.
Based on the common share price on the TSX on December 31, 2017 of CAD $5.42.

Incentive plan awards – value vested or earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2017:

Name	Option-based awards(1),(3) – Value vested during the year	Share-based awards(2),(3) – Value vested during the year	Non-equity incentive plan compensation(3) – Value earned during the year

	(US$)	(US$)	(US$)
J. Paul Rollinson	391,109	2,810,598	1,854,692

Tony S. Giardini	149,618	926,752	633,089

Geoffrey P. Gold	162,029	999,484	864,248

Lauren M. Roberts	51,609	400,820	380,874

Paul B. Tomory	36,152	245,313	349,130

1.
Based on the common share price on the TSX on the vesting date, less the option exercise price.

2.
Based on the common share price on the TSX on the vesting date.

3.
Value is in Canadian dollars and was converted to United States dollars for purpose of this table using the exchange rate of CAD $1.00 = USD $0.7971.

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The following table provides information relating to amounts received upon the exercise of options during the year ended December 31, 2017:

Name	Number of options exercised and sold	Grant price(1)	Share price on exercise date(1)	Value realized(1)

		(US$)	(US$)	(US$)
J. Paul Rollinson	0	n/a	n/a	0

Tony S. Giardini	0	n/a	n/a	0

Geoffrey P. Gold	100,496	2.97	4.95	198,655

Lauren M. Roberts	0	n/a	n/a	0

Paul B. Tomory	0	n/a	n/a	0

1.
Values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.7971.

Additional equity compensation plan information

The following table provides details of compensation plans under which equity securities of the company are authorized for issuance as of December 31, 2017 (1):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and RSUs(2),(6)	Weighted-average price of outstanding options, warrants and RSUs(3) CAD$	Number of securities remaining available for future issuance under equity compensation plans(4),(5)
Equity compensation plans approved by security holders	20,927,112	6.52	25,263,197

Equity compensation plans not approved by security holders	Nil	N/A	N/A

Total	20,927,112	6.52	25,263,197

1.
This table does not include options and RSUs granted in early 2018 prior to the date of this circular. Numbers of RSUs include RPSUs which are granted under the Restricted Share Plan.

2.
Represents the number of common shares reserved for issuance upon exercise of outstanding options (including options granted under acquired companies' plans) and RSUs.

3.
Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 8,753,643 RSUs were outstanding as of December 31, 2017.

4.
Based on the maximum number of common shares reserved for issuance upon exercise of options under the Share Option Plan of 31,166,667 and under the Restricted Share Plan of 35,000,000.

5.
In addition, as at December 31, 2017, 510,546 common shares remained available for issuance under the Share Purchase Plan.

6.
Includes options outstanding pursuant to the Underworld Resources Inc. stock option plan assumed by the company in connection with the acquisition of Underworld Resources Inc. consisting of 117,145 options with a weighted average exercise price of CAD$8.21.

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The following tables provide details of compensation plans under which equity securities of the company are authorized for issuance as of December 31, 2017:

	Restricted Share Plan		Share Option Plans						Share Purchase Plan

			Share Option Plan		Assumed Stock Option Plan(1)		Total Share Option Plans

	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares
Maximum shares issuable	35,000,000	2.807	31,166,667	2.499	420,180	0.034	31,586,847	2.533	5,666,666	0.454

Shares issued to date	13,950,407	1.119	6,653,642	0.534	303,035	0.024	6,956,677	0.558	5,156,120	0.413

Shares issuable under outstanding awards	8,753,643	0.702	12,056,324	0.967	117,145	0.009	12,173,469	0.976	N/A	N/A

Shares available for future awards	12,295,949	0.986	12,456,701	0.999	N/A	N/A	12,456,701	0.999	510,546	0.041

1.
Option plan for Underworld Resources Inc.

Weighted average exercise price of all outstanding options under all plans:	CAD $6.52
Weighted average remaining term of all outstanding options under all plans:	3.21 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 3,544,578 RPSUs: 5,209,065

Shares for issuance

	Restricted Share Plan	Share Option Plan	Share Purchase Plan
Maximum number of common shares reserved for issuance, as of December 31, 2017	35,000,000	31,166,667	5,666,666

Percent of common shares outstanding (approximate)	2.81%	2.50%	0.45%

Maximum number of common shares authorized for issuance to any one insider and such insider's associates under each plan within a one-year period	5% of the total common shares then outstanding		None

Maximum number of common shares reserved for issuance to any one person under each plan	5% of the total common shares then outstanding		None

Maximum number of common shares authorized for issuance to insiders, at any time, under all compensation arrangements of the company	10% of total common shares outstanding

Maximum number of common shares issued to insiders under all compensation arrangements of the company within a one-year period	10% of total common shares then outstanding

The following table sets out the overhang, dilution percentages in respect of options under the company's Share Option Plan for the fiscal years ended 2017, 2016, and 2015:

	2017	2016	2015
Overhang
the total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding common shares of the company at the end of the fiscal year.	1.97%	1.99%	2.22%

Dilution
options issued but not exercised, expressed as a percentage of issued and outstanding common shares of the company at the end of the fiscal year.	0.97%	0.99%	1.17%

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The following table sets out the burn rate percentages in respect of equity securities under the company's Restricted Share Plan, Share Option Plan and Share Purchase Plan for the fiscal years ended 2017, 2016, and 2015

	Restricted Share Plan			Share Option Plan			Share Purchase Plan(1)

	2017	2016	2015	2017	2016	2015	2017	2016	2015
Burn Rate
the number of awards granted each year, expressed as a percentage of the weighted average number of outstanding common shares of the company at the end of the fiscal year.	0.26%	0.32%	0.47%	0.13%	0.15%	0.31%	0%	0%	0%

1.
No shares were issued under the Share Purchase Plan in 2015, 2016 and 2017. Common shares were purchased from the market.

Plan amendments

Restricted Share Plan

Under the terms of the restricted share plan, shareholder approval is required for any amendment, modification or change that:

•
increases the number of common shares reserved for issuance under the restricted share plan, except in connection with a change of control or pursuant to the provisions in the restricted share plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

•
extends eligibility to participate in the restricted share plan to non-employee directors;

•
permits restricted share rights to be transferred other than for normal estate settlement purposes;

•
permits awards, other than the restricted share rights, to be made under the restricted share plan;

•
reduces restrictions on the restricted period for restricted share rights granted under this plan except in the event of death, retirement, or termination of employment or upon a change of control; or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Share Option Plan

Under the terms of the share option plan, shareholder approval is required for any amendment, modification, or change that:

•
increases the number of common shares reserved for issuance under the share option plan, except in connection with a change of control or pursuant to the provisions in the share option plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

•
reduces the exercise price of an option except in connection with a change of control or pursuant to the provisions in the plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

•
extends the term of an option beyond the original expiry date, or permits the expiry of an option to be beyond ten years from date of grant;

•
extends eligibility to participate to non-employee directors;

•
permits stock option rights to be transferred other than for normal estate settlement purposes;

•
permits awards, other than the stock option rights, to be made under the share option plan;

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•
reduces restrictions on the exercisability of options granted under this plan except in the event of death, disability, retirement or termination of employment or upon a change of control; or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an option which does not involve an extension of the term of an option beyond its original expiry date.

Share Purchase Plan

Under the terms of the share purchase plan, shareholder approval is required for any amendment, modification, or change that:

•
increases the number of common shares reserved for issuance under the share purchase plan, except in connection with a change of control or pursuant to the provisions in the share purchase plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

•
extends eligibility to participate in the share purchase plan to non-employee directors;

•
permits rights under the share purchase plan to be transferred other than for normal estate settlement purposes;

•
permits awards, other than the common shares, to be made under the share purchase plan; or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance to insiders, or issued to insiders, as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding shares under the share purchase plan in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Pension and other benefit plans – Executive retirement allowance plan

In 2004, the company adopted the executive retirement allowance plan, the terms of which are described under "Retirement allowance" on pages 73 to 74. The following is a table showing the accumulated value under the executive retirement allowance plan in 2017 for each NEO (sum of elements may vary slightly due to rounding)(1):

Name	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year end

	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	2,745,507	502,173	65,887	3,313,567

Tony S. Giardini	657,621	165,319	16,215	839,154

Geoffrey P. Gold	2,200,270	251,086	51,251	2,502,607

Lauren M. Roberts(2)	0	120,311	1,233	121,544

Paul B. Tomory(2)	0	104,621	1,073	105,694

1.
Retirement allowance values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD 0.797100.

2.
Mr. Roberts and Mr. Tomory became eligible for the plan effective January 1, 2017 and thus have a value of 0 at the start of the 2017 year.

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Employment contracts

Upon hire or promotion, all members of the senior leadership team (SLT) enter into an agreement with the company relating to their employment (their employment agreement). The employment agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined on pages 65 to 66.

Compensation on termination of employment

Among other things, the employment agreements for each of the SLT members generally outline terms relating to termination of employment with the company.

The tables below outline the compensation payable to SLT members in the event of termination of employment without cause by the company, or the resignation by an executive following a material or detrimental alteration of the employee's position, a material reduction of salary or other specific adverse events for the NEO (a triggering event). The tables also outline the compensation to SLT members if the executive's employment is terminated or the executive is subject to a triggering event within 18 months of the change of control of the company, which includes, among other things:

•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by Kinross shareholders;

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company;

•
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the company which may be cast to elect directors of the company or its successor;

•
dissolution, liquidation or winding up of the company; or

•
an event following which the company's nominees for the board of directors do not constitute a majority of the board of directors.

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In 2017, the following terms applied to all NEOs:

Provision	Termination without cause(1)	Termination following change of control
Lump sum severance payment equal to the aggregate of:	2 times:

 •  base salary, and

 •  the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year's bonus, or if none, the target bonus)
plus:

• the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.	3 times (or 2 times in the case of Mr. Tomory and Mr. Roberts):

 •  base salary, and

 •  the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year's bonus, or if none, the target bonus)
plus:

• the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)

Benefits:	continue for the ensuing 2 years or, alternatively, a lump sum payment in lieu of benefits equal to:

 •  for Mr. Giardini the estimated cost to the company of providing health, dental and life insurance benefits;

 •  for Mr. Gold, 30% of salary;

 •  for Mr. Roberts and Mr. Tomory, 20% of salary; and

• for Mr. Rollinson, a lump sum payment of CAD$500,000.	continue for 3 years (2 years for Mr. Tomory and Mr. Roberts) or, alternatively, a lump sum payment in lieu of benefits equal to:

 •  for Mr. Giardini, the estimated cost to the company of providing health, dental and life insurance benefits;

 •  for Mr. Gold, 30% of salary;

 •  for Mr. Roberts and Mr. Tomory, 20% of salary; and

• for Mr. Rollinson, a lump sum payment of CAD$750,000.

Executive retirement allowance plan (ERAP):	lump sum equal to the present value of 2 years of ERAP contributions.	lump sum equal to the present value of 3 years of ERAP contributions (2 years for Mr. Tomory and Mr. Roberts).

RSUs, RPSUs and options:	CEO: 50% of all outstanding RSUs and options, and 50% of all RPSUs which would otherwise have vested during the ensuing 2 years, would vest immediately on termination, and the balance on the first anniversary of termination, subject to potential forfeiture(2).

	Messrs. Giardini, Gold, Tomory and Roberts(3): all equity which would otherwise have vested during the ensuing 2 years will be permitted to vest in normal course (not accelerated); and the executives will be permitted to exercise vested options at any time from vest through the date which is the earlier of: (a) sixty days after the end of the severance period or (b) the expiry date based on the original term of the option. All such equity will remain subject to the recoupment policy.	All outstanding RSUs, RPSUs and options vest immediately and remain in effect until their normal expiry.

1.
All agreements for executives hired from 2011 forward include reduced provisions on termination where such termination occurs within the first six months after the date of hire.

2.
The RSUs, RPSUs and options scheduled to vest on the first anniversary may be forfeited if, prior to that vesting date, the board determines that the executive failed to act in the best interests of the company or deliberately engaged in illegal activity.

3.
In the case of Mr. Roberts and Mr. Tomory, the company may exercise its discretion to cancel the equity and pay a cash value in lieu of allowing the RSUs and RPSUs to vest.

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Termination of employment is always by written notice, and may be by the company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the SLT members under his or her employment agreement is subject to non-competition and non-solicitation covenants for a period of 12 months (except where such termination occurs in the first six months of employment, then such covenants are for three months).

Compensation on retirement or death

Type of termination	Severance	Short-term incentive	Options(1)	RSUs / RPSUs(1)	Benefits	Retirement plan
Retirement	None	Prorated incentive paid based on date of retirement	Vested options must be exercised within 60 days; unvested options are forfeited	All RSUs / RPSUs subject to a restricted period are forfeited, and those subject solely to a deferred payment date are settled for common shares	None	Accrued retiring allowance payable

Death	None	Prorated incentive paid based on date of death	All unvested options vest, can be exercised until the earlier of 12 months and original expiry	All RSUs / RPSUs are immediately vested	Health and dental benefits continue for eligible dependents for 2 years	Accrued retiring allowance payable to surviving beneficiary or estate

1.
All equity is permitted to vest in accordance with the normal vesting schedule when senior leadership team members: 1) reach the minimum early retirement age as specified in the company pension plan in which they participated, or age 55, whichever is greater; 2) have a minimum of 10 years of service; and 3) provide a minimum 3 months' notice of intent to retire. In addition, executives who achieve these minimum service and age requirements and retire on good terms following a successful transition to a successor would be eligible to receive a retiring allowance, calculated as 12 months' base salary plus a cash payment representing the present value of three years' additional retirement plan accrual. Currently none of our NEOs meet these requirements for the equity vesting or the retiring allowance.

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Incremental payments on termination, retirement and death

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed financial year.

Name	Estimated incremental value of termination as of December 31, 2017(1)

	Compensation component	Termination without cause	Termination following change of control	Retirement/ resignation(2)	Death/change of control(3)	Termination with cause
J. Paul Rollinson	Severance payment	5,579,912	8,369,868	0	0	0

	Accelerated vesting of equity	76,293	153,208	0	153,208	0

	Benefits / ERAP	1,400,239	2,074,452	0	0	0

	Total	7,056,445	10,597,529	0	153,208	0

Tony S. Giardini	Severance payment	2,168,194	3,252,292	0	0	0

	Accelerated vesting of equity	0	62,698	0	62,698	0

	Benefits / ERAP	420,419	620,425	0	0	0

	Total	2,588,613	3,935,415	0	62,698	0

Geoffrey P. Gold	Severance payment	2,789,956	4,184,934	0	0	0

	Accelerated vesting of equity	0	62,158	0	62,158	0

	Benefits / ERAP	666,242	903,707	0	0	0

	Total	3,456,198	5,150,799	0	62,158	0

Lauren M. Roberts	Severance payment	1,604,225	1,604,225	0	0	0

	Accelerated vesting of equity	0	24,325	0	24,325	0

	Benefits / ERAP	334,874	334,874	0	0	0

	Total	1,939,099	1,963,425	0	24,325	0

Paul B. Tomory	Severance payment	1,394,978	1,394,978	0	0	0

	Accelerated vesting of equity	0	16,148	0	16,148	0

	Benefits / ERAP	292,228	292,228	0	0	0

	Total	1,687,206	1,703,354	0	16,148	0

  Termination payments are calculated and payable in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.7971.

1.
This tables reflects the estimated incremental payments that are triggered under each circumstance identified in the respective headings.

2.
Upon retirement or termination, NEOs receive accumulated values in the executive retirement allowance plan as reported under "Retirement allowance" on pages 73 to 74, as well as any pension accrued under employee plans prior to becoming members of the senior leadership team. No NEOs are currently eligible to receive any other incremental amounts in the event of retirement.

3.
Upon death and change of control, RSUs, RPSUs and options vest immediately. The amounts shown represent the present value of the accelerated vesting of options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2017 corresponding to each applicable discount period. No other incremental amounts would be paid.

Other than as described above, the company (and its subsidiaries) currently have no employment contracts in place with the NEOs, and no compensatory plans or arrangements with respect to the NEOs, that result or will result from the resignation, retirement or any other termination of such executives' employment with the company (and its subsidiaries), from a change of control of the company (and its subsidiaries) or a change in the NEO's responsibilities following a change of control.

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Governance

Kinross and the board recognize the importance of corporate governance to the effective management of the company and to the protection of its employees, shareholders and other stakeholders. Kinross' approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value.

Highlights

Financial

•
For 2017, non-audit fees were approximately 5% of total fees charged by the company's auditor,

•
No adverse audit opinions since formation in 1993,

•
No financial restatements since 2005*,

•
No untimely financial disclosures since 2005*,

•
No enforcement actions by securities regulators against the company, or any of its directors or officers, since 2005*,

•
No material weaknesses in internal controls since reporting of such was first required commencing in 2006, and

•
Chair of the audit and risk committee is a "financial expert".

*
The company did not file its audited financial statements for the year ended December 31, 2004 on time as a result of questions raised by the Securities and Exchange Commission about certain accounting practices related to the accounting for goodwill. Management cease trade orders were issued in respect of this failure and it affected all of the directors of the company from July 6, 2005 through until the lifting of the orders on February 22, 2006 when Kinross completed the necessary filings following the SEC's acceptance of Kinross' accounting treatment for goodwill.

Directors

•
3 of 9 directors are women (33%),

•
8 of 9 (89%) directors are independent, including an independent chair,

•
All board committees are composed solely of independent directors,

•
All 9 directors standing for election had 100% attendance at the board and their respective committee meetings in 2017,

•
The board met independently of management at all of its meetings (100%), including at all regularly scheduled board meetings,

•
All of the board committees met independently of management at all of their respective meetings,

•
Board meetings have a majority quorum requirement,

•
Majority voting applies to annual director elections,

•
All directors standing for re-election at this meeting were re-elected in 2017 with greater than 94% of the votes cast,

•
Directors are subject to share ownership requirements and, as applicable, all directors currently meet those requirements,

•
In 2017, the board engaged the services of an independent external consultant to conduct the annual board and committee evaluations. The board as a whole was evaluated and a 360 degree peer review of the individual directors was also conducted,

•
The board cannot issue blank check preferred stock, and

•
The company has a shareholder rights plan in effect until 2027, subject to ratification by the shareholders at this meeting.

Regulatory compliance

The board, through its corporate governance and nominating committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices, and the corporate governance and nominating committee recommends to the board changes to the company's governance practices in light of changing governance expectations, regulations and best practices.

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Regulatory changes have come into effect, or are proposed, under the rules and regulations in Canada, including the Capital Markets Act, new rules on majority voting and diversity disclosure under the federal corporate statute, as well as in the U.S., including clawback policy rules proposed under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The board will continue to review and revise the company's governance practices in response to changing governance expectations, regulations and best practices.

Kinross' corporate governance practices have been designed to align with applicable Canadian corporate governance guidelines and other requirements. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian Securities Administrators.

Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the NYSE standards) are not applicable to the company, the company has corporate governance practices that are substantially compliant with the NYSE standards. Details of the company's corporate governance practices compared to the NYSE standards are available for review on the company's website at www.kinross.com.

Our board of directors

There are currently nine members of the board, of whom eight are independent within the meaning of the corporate governance guidelines and the NYSE standards. The independent directors hold regularly scheduled meetings (at least once every quarter) at which non-independent directors and management are not present. Mr. Rollinson is not independent as he is an officer of Kinross.

The board has appointed a chair, Mr. John Oliver. The chair of the board (also referred to as the independent chair) is an independent director who has been designated by the board to assume the leadership of the board and to enhance and protect, with assistance from the corporate governance and nominating committee and the other committees of the board, the independence of the board.

The responsibilities of the independent chair are set out in a position description for the independent chair adopted by the board. These responsibilities may be delegated or shared with the corporate governance and nominating committee and/or any other independent committee of the board and include responsibilities such as:

•
chairing all meetings of directors,

•
providing leadership to the board to enhance the board's effectiveness,

•
managing the board,

•
acting as a liaison between the board and management, and

•
representing the company to certain external groups.

A copy of the position description of the independent chair is available upon request to the Corporate Secretary of the company.

The board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the company's affairs and in light of the opportunities or risks that the company faces. The directors are kept informed of the company's operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The board has adopted performance schedules for each of its committees. These performance schedules have been developed by the corporate governance and nominating committee as a tool to ensure:

•
the adequate scheduling of meetings for the purpose of fulfilling all duties of board and the committees as set out in their charters,

•
the fulfillment of the board and committee duties, and

•
the evaluation of the fulfillment of such duties in light of the board and committee charters.

The directors meet regularly without management to review the business operations, corporate governance and financial results of the company. In 2017, the independent directors met without management present at all of the board meetings held during the year.

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The attendance record of each director standing for re-election at the meeting, at all board and committee meetings held during the previous year and the names of other reporting issuers for whom certain Kinross directors also serve as directors, are set out in the tables appearing under "About the nominated directors" on page 24.

Code of business conduct and ethics

As part of its commitment to maintaining the highest ethical standards, the board has adopted a code of business conduct and ethics (the Code) for its directors, officers, employees and contractors. The corporate governance and nominating committee has responsibility for monitoring compliance with the Code by ensuring that all directors, officers, employees and contractors receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and the company's Whistleblower Policy, to the chair of the corporate governance and nominating committee, the chair of the audit and risk committee, the Chief Legal Officer, the General Counsel or, as applicable, to the Senior Vice-President, Human Resources.

A copy of the Code may be accessed on the company's website at www.kinross.com or under the company's profile on SEDAR at www.sedar.com.

The board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The board encourages adherence to an overall culture of ethical business conduct by:

•
promoting compliance with the Code, including applicable laws, rules and regulations,

•
providing guidance to directors, officers and employees to help them recognize and deal with ethical issues,

•
promoting a culture of open communication, honesty and accountability, and

•
ensuring awareness of disciplinary action for violations of ethical business conduct.

The Code, along with the company's anti-corruption compliance protocol, addresses the compliance framework contemplated under various anti-corruption laws in Canada, the United States and other jurisdictions in which Kinross operates.

The company's Vice-President, Compliance provides day-to-day leadership to and manages the company's global compliance with the Code and other core policies including management of the company's Whistleblower Policy and program, reporting quarterly on such matters to the board and/or its applicable committees.

Role of the board of directors

The board mandate has been formalized in a written charter. The board discharges its responsibilities directly and through committees of the board, comprising the audit and risk committee, corporate governance and nominating committee, corporate responsibility and technical committee and human resource and compensation committee.

The charter of the board sets out specific responsibilities, some of which include:

•
appointing the independent chair who is responsible for the leadership of the board and for specific functions to enhance the independence of the board,

•
adopting a strategic planning process, approval of strategic plans and monitoring performance against such plans,

•
reviewing and approving corporate objectives and goals applicable to the senior leadership team of the company,

•
defining major corporate decisions requiring board approval and approving such decisions as they arise from time to time, and

•
obtaining periodic reports from management on the company's operations including reports on security issues surrounding the company's assets, property and employees and the relevant mechanisms that management has put in place.

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Annually, the board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross' risk appetite.

Additional functions of the board are included in its charter or have been delegated to its committees. A complete copy of the charter of the board of directors of the company is attached as Appendix A to this circular and is available upon request to the Corporate Secretary or on the company's website at www.kinross.com.

In carrying out its mandate, the board met seven times in 2017, on all of these occasions also meeting without management present. At such meetings and pursuant to written resolutions, the board fulfilled its responsibilities by doing the following, among other things:

•
adopted a strategic plan proposed by management and considered possible strategic initiatives for the company,

•
reviewed and approved financial statements,

•
obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities,

•
approved the 2018 budget,

•
reviewed and approved amendments to the Corporate Governance Guidelines, Shareholder Engagement Policy and Charters of the corporate governance and nominating, corporate resposibility and technical, and human resources and compensation Committees,

•
reviewed director profiles,

•
received reports from the chair of the audit and risk committee regarding financial, audit, internal control, information technology, cyber-security and legal matters and the implementation and operationalization of the risk management framework,

•
received reports from the chair of the corporate governance and nominating committee on current governance practices and the company's compliance practices, as well as reviewed recommendations to approve various board policies, and received a report on director nomination,

•
received reports from the chair of the corporate responsibility and technical committee regarding environmental, health and safety matters, the overall process relating to the reporting of the company's mineral reserves and mineral resources, material exploration, operating, development and technical activities, and the process for identification and management of technical and operating risks,

•
received reports from the chair of the human resource and compensation committee and approved the compensation awarded to the CEO and senior executives, including the NEOs,

•
reviewed issues relating to the company's material properties,

•
approved phase two of the Tasiast expansion project, the Phase W expansion at the Round Mountain mine and the Vantage Complex Project at the Bald Mountain mine,

•
approved a US public debt issuance of up to $500 million of unsecured debt,

•
approved credit facility extensions and renewal of letter of credit guarantee facility,

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•
approved divestiture of interests at Cerro Casale and Quebrada Seca properties in Chile and White Gold property in the Yukon Territory,

•
reviewed and concurred with divestitures of Mineral Hill and Delamar reclamation properties,

•
approved the acquisition of two power plants in Brazil, and

•
visited the Tasiast mine site to review progress and receive updates.

Position descriptions

The independent chair of the board works with the chairs of the committees of the board to assist them in carrying out their roles and responsibilities as detailed in the committee charters.

In general, committee chairs fulfill their responsibilities by, among other things:

•
reviewing and approving the agenda for each committee meeting,

•
presiding over committee meetings,

•
obtaining reports from management regarding matters relevant to their mandate, and

•
reporting to the board and making recommendations to the board regarding matters in their committee's areas of responsibility.

The board and the CEO engage in an ongoing dialogue regarding the board's ongoing expectations for the CEO's responsibilities, which include:

•
assuming the leadership of management and the day to day leadership of the company,

•
developing and recommending Kinross' strategic plans,

•
implementing Kinross' business and operational plans,

•
reporting regularly to the board on the overall progress of Kinross against its financial and operational objectives,

•
ensuring that Kinross' strategic business plan is carried out efficiently, with integrity and ethically, and

•
communicating and liaising with investors, other stakeholders, and public markets.

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Assessing the board

The current practice of the board is for the independent chair, with the assistance of the corporate governance and nominating committee, to make ongoing formal and informal assessments of the performance of the board, board committees, and individual directors. The board has a formal board and committee evaluation process which is completed annually. In 2017, the company engaged an external facilitator to manage the evaluation process, which consisted of on-line surveys that assessed the performance of the board, the board chair, the committee chairs, and individual directors. The survey results were supplemented with interviews with each of the directors, as well as selected members of management to gain further insight into the board's performance and the contributions of individual directors.

The evaluation of the board as a whole and the committees is aimed at determining the effectiveness of the board and how improvements could be made. The evaluation of individual directors is aimed at ensuring that each board member brings an adequate contribution to the board as a whole in light of its overall needs. Such evaluations are used by the independent chair and the corporate governance and nominating committee to recommend changes to board composition or board structure, as may be required from time to time.

The results of the evaluation process were reviewed by the independent chair and the chair of the corporate governance and nominating committee. The results were communicated to the corporate governance and nominating committee by its chair and to the entire board by the independent chair. The directors met with the independent chair and chair of the corporate governance and nominating committee, as required, to discuss the results of the evaluations.

Nominating and method of voting for directors

The corporate governance and nominating committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the board and considering candidates submitted by shareholders.

Among the duties under its mandate, the corporate governance and nominating committee:

•
reviews the composition of the board to ensure it has an appropriate number of independent directors,

•
maintains an evergreen list of potential nominees,

•
analyzes the needs of the board when vacancies arise,

•
ensures that an appropriate selection process for new board nominees is in place,

•
makes recommendations to the board for the election of nominees to the board,

•
continually engages in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and

•
identifies needs of the board with the help of a skills and experience assessment, and diversity analysis, matching this to the continuously refreshed evergreen list of potential nominees.

In assessing the composition of the board, the corporate governance and nominating committee takes into account the following considerations:

•
the independence of each director,

•
diversity of the board, including gender representation,

•
the competencies and skills that the board as a whole should possess, and

•
the current strengths, skills and experience represented by each director, as well as each director's personality, and other qualities as they affect board dynamics.

Nominees to the board proposed for election at the meeting are elected by individual voting on each nominee to the board.

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Diversity

Board diversity

Kinross believes in diversity and values the benefits diversity can bring to its board. Diversity includes gender, sexual preference, disability, age, ethnicity, business experience, functional expertise, stakeholder expectations, culture, and geography. Kinross seeks to maintain a board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which Kinross operates. Accordingly, the composition of the board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. In addition to the relevant skills and experience contained in the above matrix, the corporate governance and nominating committee takes into account the diversity of candidates when filling board vacancies and changing its composition. Kinross also tracks the number of directors with significant, limited or no operations experience.

In 2012, the board developed and approved a written board diversity policy, which is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015. In 2013, with a focus on increasing the board's gender diversity, the corporate governance and nominating committee actively recruited for women and successfully added two women directors to the board. The board diversity policy was updated in December 2014 to include a target percentage for representation of women directors. The board has set as a target that at least 33% of the members of the board should be women. This target has been met with 3 of the 9 directors on the board being women. Mses. Lethbridge, McLeod-Seltzer and Power are standing for re-election at this meeting and upon successful election, the representation of women on the board will continue to be at 33% (3 of 9).

Kinross is committed to a merit-based system for board composition, which requires a diverse and inclusive culture. When identifying suitable candidates for appointment to the board, Kinross will consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the board. Any search firm engaged to assist the board or the corporate governance and nominating committee in identifying candidates for appointment to the board shall be directed to include female candidates and female candidates will be included in the board's evergreen list of potential board nominees. The corporate governance and nominating committee will continue to review the board diversity policy annually and assess its effectiveness in promoting a diverse board, which includes an appropriate number of women directors.

Diversity in executive officer appointments

Kinross believes in diversity and values the benefits diversity can bring to the company. In February 2015, Kinross adopted a global written policy on diversity and inclusion with respect to its employees. The policy is titled "The Kinross Way for Diversity and Inclusion", and it provides guiding principles for promoting a diverse and inclusive culture within Kinross. The policy interprets diversity to mean all the ways in which the employees of Kinross and its subsidiaries are different, including visible differences such as ethnicity, race, gender, age, and physical appearance, as well as religion, nationality, disability, sexual orientation, education and ways of thinking.

The policy recognizes gender diversity as one aspect of diversity which it seeks to promote within the company. Kinross has chosen at this time not to target a specific number or percentage of women. Instead, Kinross has established a framework that will enable the evolution of diverse employee representation, including women as executive officers and believes this is a more meaningful and sustainable approach to improving diversity and inclusion in the workplace. This framework will be grounded in meaningful activities, with an overarching goal of increasing the representation of women based on merit. As of March 1, 2018, the representation of women in executive officer positions within Kinross and its subsidiaries was at 10 women which was 18% (March 1, 2017: 8 women, 14.5%) of executive officer positions.

The Kinross Way for Diversity and Inclusion is supported by a number of activity based measurements specifically aimed at increasing the representation of women at Kinross globally, and is focused on recruitment, management, development and succession. These include activities to assess the reasons female employees are attracted to work at Kinross and its subsidiaries as well as exit interviews to determine any unique reasons that women leave Kinross and activities to expand our inclusion of women in succession planning pools and in development programs. Kinross will strive to include female candidates for all key position openings and consider the representation of women in making appointments, including for executive officer roles. However, in all cases the decision on hiring and promotion will be based entirely on merit. While the initial focus of these activities is gender, it is believed that actions taken to improve the environment and opportunities for women will be beneficial for all employees and increase diversity more broadly at Kinross globally.

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New director orientation and continuing education

The corporate governance and nominating committee, in conjunction with the independent chair of the board and the CEO of the company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including board and committee charters, company policies and other materials), the business and operations of the company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors.

Continuing education helps directors keep up to date on changing governance issues and requirements, and understand issues the company faces within the context of its business. The board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education of the directors, the corporate governance and nominating committee, the independent chair or the CEO will, as may be necessary from time to time:

•
request that directors determine their training and education needs and interests,

•
arrange ongoing visitation by directors to the company's facilities and operations,

•
arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the company, and

•
encourage and facilitate presentations by members of management and outside experts to the board or committees on matters of particular importance or emerging significance.

Each of the current directors is encouraged to complete a recognized director education program such as those offered by corporate governance institutes. Kinross provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.

The following table provides details regarding various continuing education events during the financial year ended December 31, 2017, held for, or attended by, the company's directors who are standing for re-election at the meeting.

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In addition to these, the directors receive regular updates from management on matters of particular importance or emerging significance.

Date	Topic	Presented/Hosted by	Attended by
January 2017	Tour of Laurentian University's Goodman and Harquail School of Mines & Guest Lecture	Laurentian University	Catherine McLeod-Seltzer

January 2017	Presentation on World Economy	UBS	Catherine McLeod-Seltzer

January and February 2017	Tasiast mine – visit	Kinross Gold Corporation	Ian Atkinson John Brough Ave Lethbridge Catherine McLeod-Seltzer John Oliver Kelly Osborne Una Power Paul Rollinson

February 2017	The Critical Importance of Governance	Institute of Corporate Directors (ICD)	Ave Lethbridge

February 2017	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	Catherine McLeod-Seltzer Kelly Osborne

February 2017	Emerging Governance Trends	Korn Ferry	Catherine McLeod-Seltzer

February 2017	BMO Gold Industry Conference	BMO	Catherine McLeod-Seltzer

February 2017	Board Composition and Succession Planning	Equilar	Kelly Osborne

March 2017	Shareholder Engagement	ICD	Ave Lethbridge

March 2017	Critical Governance Issues for Boards	Rotman School of Management, University of Toronto	Ave Lethbridge

April 2017	Cybersecurity and Critical privacy Issues	ICD	Ave Lethbridge

April 2017	Executive Incentive Plans: How leading companies Pay for Performance	Equilar	Kelly Osborne

June 2017	Why Governance Matters	ICD	Ave Lethbridge

June 2017	KPMG Audit Mining Roundtable	KPMG	Ave Lethbridge

June 2017	Corporate Governance Directors' Program	Stanford University	Ave Lethbridge

June 2017	Rules vs Principles	PwC and Toronto Board of Trade	John A. Brough

June 2017	US Public Policy/Robotics and Automation/Stakeholder Engagement	Ernst & Young LLP	John A. Brough

June 2017	St. Petersburg International Economic Forum	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson

July 2017	Sprott Mining Conference	Sprott Group of Companies	Catherine McLeod-Seltzer

August 2017	Mining Outlook presentation	RBC	Catherine McLeod-Seltzer

September 2017	Annual Financial Reporting Update	KPMG LLP	Ave Lethbridge John A. Brough

September 2017	EY Mining Seminar	Ernst & Young LLP	John A. Brough

September 2017	Precious Metals Summit	Precious Metals Summit Conferences, LLC	Catherine McLeod-Seltzer

September 2017	Denver Gold Group Conference	Denver Gold Group	Catherine McLeod-Seltzer

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GOVERNANCE

Date	Topic	Presented/Hosted by	Attended by
September 2017	Driving Board Refreshment – Key Trends	Equilar	Kelly Osborne

October 2017	Key Issues in Executive Compensation	ICD	Ave Lethbridge

October 2017	Foreign Investment Advisory Council	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson

November 2017	Global Investigation	Osler, Hoskin and Harcourt, LLP	Ave Lethbridge

November 2017	Role of Corporate Governace and Culture in Achieving Sustainable Returns	ICD	Ave Lethbridge

November 2017	Trends in Executive Compensation	Wills Towers Watson	John A. Brough

November 2017	Directors Series	Deloitte	John A. Brough

November 2017	Conference for Audit Committees	CPA/CA Canada	John A. Brough

November 2017	Directors Education Program	Institute of Corporate Directors	Una M. Power

Board term and renewal

In February 2015, the board adopted the director service limits policy in order to assist with appropriate board renewal and succession planning for directors. These are now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015. The board is committed to a process of renewal and succession planning for directors which seeks to bring fresh thinking and new perspectives to the board while also maintaining an appropriate degree of continuity and adequate opportunity for transition of board and board committee roles and responsibilities.

In keeping with this commitment, term limits were adopted.

An independent director shall not stand for re-election at the first annual meeting of shareholders after 10 years following the later of (a) February, 2015 and (b) the date on which the director first began serving on the board. However, on the recommendation of the corporate governance and nominating committee a non-executive director may continue to stand for re-election for up to five additional years so long as the director continues to receive solid annual performance assessments and meets other board policies or legal requirements for board service. In no event shall an independent director stand for re-election at the first annual meeting of shareholders after reaching age 73.

These limits on board service apply notwithstanding that a director has continued to receive solid annual performance assessments, has the needed skills and experience and meets other board policies or legal requirements for board service.

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Additional governance information

About shareholder engagement

Kinross is committed to engaging in constructive and meaningful communication with its shareholders and other stakeholders. Kinross communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal shareholder engagement policy which is available upon request to the Corporate Secretary or can be found on the company's website at www.kinross.com. During 2017, the board and management of Kinross met with a number of shareholders as part of a shareholder outreach program. At these meetings, various items of interest to the shareholders were discussed. For a detailed description of the shareholder outreach initiatives during the previous year, see "Say on pay and shareholder engagement" on page 50.

Feedback to the board of directors

Shareholders may communicate comments directly to the board by writing to the independent chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the independent chair. Alternatively, the independent chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).

Interest of certain persons in matters to be acted upon

No (a) director or executive officer of the company who has held such position at any time since January 1, 2017, (b) proposed nominee for election as a director of the company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors.

Interest of informed persons in material transactions

Since January 1, 2017, no informed person of the company, nominee for election as a director of the company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the company or its subsidiaries.

Indebtedness of directors and officers

To the knowledge of the company, as at March 15, 2018 there was no outstanding indebtedness to the company or its subsidiaries incurred by directors, officers or employees, or former directors, executive officers or employees of the company and its subsidiaries (or any associates of such persons) in connection with the purchase of securities of the company or its subsidiaries or otherwise, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the company or its subsidiaries. In addition, the company does not grant personal loans to its directors and executive officers (or any associates of such persons), as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

Directors' and Officers' Insurance

The company arranges and maintains insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on May 1, 2018, is $225 million in the aggregate, inclusive of defence costs. Under the policies, the company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of $5 million for each loss on securities claims brought in the US and $2.5 million each for other claims (subject to certain exceptions that may apply). The total premium charged to the company in respect of coverage for 2017 was $1.4M (2016: $1.4M and 2015: $1.4M), no part of which is or was payable by the directors or officers of the company.

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The by-laws and standard indemnity agreements of the company also provide for the indemnification of the directors and officers of the company (and its affiliates) from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the OBCA.

In 2017, Kinross paid the legal expenses of certain current and former officers of Kinross and its subsidiaries with respect to the United States Securities and Exchange Commission/Department of Justice investigation in respect of alleged improper payments made to government officials in connection with its gold-mining operations in Mauritania and Ghana. Such payments in 2017 were covered by the company's D&O insurance coverage applicable in respect of such investigation.

Officers of Kinross indemnified for legal expenses in 2017: James Crossland, Former Executive Vice-President, Corporate Affairs and Mark Isto, Former Senior Vice-President, Project Development.

Officers of Kinross subsidiaries indemnified for legal expenses in 2017: Melainine Tomy, Vice-President, Administration, Chirano.

Law Firms representing the indemnified individuals and the legal expenses paid in 2017: Akin Gump Strauss Hauer & Feld LLP – $108,120; Wilmer Cutler Pickering Hale and Dorr – $33,433.

Additional information

Additional information relating to the company can be found under its profile on SEDAR at www.sedar.com and on the company's web site at www.kinross.com. Financial information is provided in the company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2017 and can also be found under the company's profile on SEDAR at www.sedar.com. Shareholders may also contact the Senior Vice-President, Investor Relations of the company by phone at 416-365-5123 or by e-mail at info@kinross.com to request copies of these documents.

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Cautionary statement on forward looking information

All statements, other than statements of historical fact, contained or incorporated by reference in or made in giving this management information circular, including but not limited to any information as to the future performance of Kinross, constitute "forward looking statements" within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates, and projections as of the date of this management information circular. Forward-looking statements contained in this management information circular include those statements made under the headings "Executive Summary" and "Compensation – Letter to shareholders", and include without limitation statements with respect to timing of project development, the timing and amount of expected future production, the costs of future production, and mine life extensions. The words "on track", "expected", "potentially" or "upside", or variations of or similar such words and phrases, or statements that certain actions, events or results may, can, could, would, should, might, occur or will be taken or realized, and similar expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements representing management's financial and other outlook have been prepared solely for purposes of expressing their current views regarding the company's financial and other outlook and may not be appropriate for any other purpose. Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this management information circular are qualified by these cautionary statements, and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form, the "Risk Analysis" section of our FYE 2017 Management's Discussion and Analysis, and the "Cautionary Statement on Forward-Looking Information" in each of our news releases dated February 14, 2018, to which readers are referred and which are incorporated by reference in this management information circular, all of which qualify any and all forward-looking statements made in this management information circular. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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APPENDIX A

Appendix A

CHARTER OF THE BOARD OF DIRECTORS

I.      Purpose

  Kinross' Board of Directors is ultimately responsible for the stewardship of, and the supervision and coaching of the management of, the business and affairs of Kinross and must act in the best interests of Kinross. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resources and Compensation Committee, Corporate Responsibility and Technical Committee and Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The "Independent" board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.     Composition

  The Board of Directors shall be constituted at all times of a majority of individuals who are "independent directors" in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least (a) three of the independent directors shall be "independent directors" in accordance with applicable legal requirements for service on an audit committee and (b) three of the independent directors shall satisfy applicable legal requirements for service as an independent director on a compensation committee. A copy of the independence requirements is reproduced in Schedule "A" attached hereto.

III.   Responsibilities

  The Board of Directors' responsibilities include, without limitation to its general mandate, the following specific responsibilities:

  •  Reviewing and approving all annual and interim financial statements and related footnotes, management's discussion and analysis, earnings releases and the annual information form.

  •  Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

  •  Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

  •  The assignment to committees of directors of the general responsibility for developing Kinross' approach to: (i) corporate governance issues, (ii) nomination of board members; (iii) financial reporting and internal controls; (iv) environmental compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

  •  Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross' operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

  •  With the assistance of the Human Resources and Compensation Committee:

  –
  Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings.

  –
  Reviewing succession plans for the CEO and other executive officers.

  •  With the assistance of the Corporate Governance and Nominating Committee:

  –
  Developing Kinross' approach to corporate governance.

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  –
  Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.

  –
  Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.

  –
  Overseeing an appropriate selection process for new nominees to the Board of Directors is in place.

  –
  Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Corporate Governance and Nominating Committee.

  –
  The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

  •  With the assistance of the Audit and Risk Committee:

  –
  Reviewing the integrity of Kinross' internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross' own governing documents.

  –
  Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

  –
  Assessing the independence of the auditors.

  –
  Identification of the principal financial and controls risks facing Kinross and review of management's systems and practices for managing these risks.

  –
  Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.

  –
  Without limitation to the Board of Directors' overall responsibility to oversee the management of the principal business risks, the identification of the principal business risks (including political risks) facing Kinross (other than environmental and health and safety risks reviewed by the Corporate Responsibility Committee) and review of management's systems and processes for managing such risks.

  •  With the assistance of the Corporate Responsibility and Technical Committee:

  –
  Supervising the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.

  –
  Supervising management's performance on safety, health, environmental stewardship and corporate responsibility.

  •  Provide oversight to the overall process relating to:

    a.
    the reporting on the quantity and quality of Kinross' mineral reserves and resources.

    b.
    The material exploration, operating, development and technical activities;

    c.
    The process for identifying and managing technical and operating risks, in conjunction with the Audit and Risk Committee

    d.
    The review of all material activities related to new projects, project development and the closures of mine/exploration sites, in conjunction with the Corporate Responsibility Committee.

  •  With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross' shareholders and other stakeholders.

  •  Approving securities compliance policies, including communications policies, of Kinross and reviewing these policies at least annually.

  •  Overseeing the accurate reporting of Kinross' financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

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  •  The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

  •  The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

  •  Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

  •  Obtaining periodic reports from management on Kinross' operations including, but without limitation, reports on security issues surrounding Kinross' assets (property and employees) and the protection mechanisms that management has in place.

  •  Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross' management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross' website.

  •  Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross' constating documents and by-laws.

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APPENDIX A

SCHEDULE "A"

Independence Requirements of National Instrument 52-110 – Audit Committees ("NI 52-110")

A member of the Board shall be considered "independent" if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgment.

The following individuals are considered to have a material relationship with the Company:

  (a)
  an individual who is, or has been within the last three years, an employee or executive officer of the Company;

  (b)
  an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

  (c)
  an individual who:

  (i)
  is a partner of a firm that is the Company's internal or external auditor;

  (ii)
  is an employee of that firm; or

  (iii)
  was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

  (d)
  an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

  (i)
  is a partner of a firm that is the Company's internal or external auditor;

  (ii)
  is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

  (iii)
  was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

  (e)
  an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at the same time on the entity's compensation committee; and

  (f)
  an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:

  (a)
  has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

  (b)
  is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

  (a)
  an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

  (b)
  an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing

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    members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered "independent" in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his or her independence from management and the Company.

In addition:

  (a)
  A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

  (b)
  A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

  (c)
  A director who is (i) a current partner or employee of the Company's internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company's audit during that time or (iii) whose immediate family member is a current partner of the Company's auditor, a current employee of the auditor and personally works on the Company's audit or was within the last three years a partner or employee of the auditor and personally worked on the Company's audit during that time is not "independent".

  (d)
  A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.

  (e)
  A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

Exceptions to Independence Requirements of NI 52-110 for Audit Committee Members

Every audit committee member must be independent, subject to certain exceptions provided in NI 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.

KINROSS GOLD CORPORATION 2018 MANAGEMENT INFORMATION CIRCULAR

Questions? Need help voting?

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  Exhibit 99.3